Exhibit 99.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2024

March 18, 2025

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

INTRODUCTORY NOTES AND CAUTIONARY STATEMENTS

GENERAL

In this Annual Information Form (“AIF”), Orla Mining Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Orla”. Unless otherwise stated, all information contained in this AIF is as at December 31, 2024, being the last day of the Company’s most recently completed financial year.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2024, which are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and through the United States Securities and Exchange Commission’s (“SEC”) Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This AIF contains references to Canadian dollars (“C$”) and United States dollars (“$”, “US$”, or “US dollars”). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Unless otherwise indicated, Canadian dollar amounts have been converted to United States dollars at the indicative exchange rate on December 31, 2024, as quoted by the Bank of Canada, of US$0.6950 = C$1.00.

GOLD PRICES

The high, low, average, and closing London PM fix gold (“gold” or “Au”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2024, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2024	2023	2022
High	$2,778	$2,078	$2,039
Low	$1,985	$1,811	$1,629
Average	$2,386	$1,941	$1,800
Closing	$2,609	$2,078	$1,814

SILVER PRICES

The high, low, average, and closing London fix silver (“silver” or “Ag”) prices in United States dollars per troy ounce for each of the three years preceding the period ended December 31, 2024, as quoted by the London Bullion Market Association, were as follows:

	Year Ended December 31
	2024	2023	2022
High	$34.51	$26.03	$26.18
Low	$22.09	$20.09	$17.77
Average	$28.27	$23.35	$21.71
Closing	$28.91	$23.79	$23.95

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations, and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding: the estimation of mineral resources and mineral reserves (each as defined herein); statements regarding planned exploration, development and mining activities, and expenditures, including estimated rates of production, timing, all-in sustaining costs (“AISC”), cash costs, sustaining and operating costs, mine production plans, projected mining and process recovery rates, and proposed exploration plans and expected results and timing thereof; feasibility studies and economic results thereof, including future production, net present value, internal rate of return, costs, payback period, and expenses; mining dilution assumptions; timeline for receipt of any required agreements, approvals, or permits; closure costs and requirements; terms of and ability to reach a subsequent agreement with Fresnillo plc (“Fresnillo”) to access the sulphide mineral resource at the Camino Rojo Project (as defined below) and obtaining regulatory approvals related thereto; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties, and regulatory approvals required in connection with exploration plans and future mining operations; community and ejido relations; the expected price of gold and silver; the Company’s sustainability strategy and its short-term and long-term sustainability goals; and the timing thereof; the Company’s ability to report on mineral reserve and mineral resource estimates for the Cerro Quema Project (as defined below) in future periods; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might”, or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic, and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation: the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies, and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement (as defined below); that all conditions of the Credit Facility (as defined below) will be met; the Company’s ability to successfully integrate the Musselwhite Mine (as defined below); the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance, or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions, including the Musselwhite Mine; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of SOX (as defined below); enforcement of civil liabilities; the Company’s status as a PFIC (as defined below) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. See the section entitled “Risk Factors” below for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available on EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

As set forth under “Risk Factors” herein, investors are cautioned that all of the mineralization comprising the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by the Company. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had entered into the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Project oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide and transitional ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Feasibility Study as set forth in the technical report titled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 (the “2019 Camino Rojo Report”). The Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill mineral resource estimate and one-quarter of the leach mineral resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries. Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report (as defined below) mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific and technical information in this AIF relating to the Company’s mineral properties has been reviewed and approved by J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company, and Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company. Mr. Cormier and Mr. Guerard are each a “Qualified Person” (or “QP”) as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

The disclosure included in this AIF uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserves and mineral resources estimations are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on mineral reserves and mineral resources adopted by the CIM Council on May 10, 2014 (the “CIM Standards”) and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The following definitions are reproduced from the CIM Standards:

A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge, including sampling. mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An “Inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that most of the inferred mineral resources could be upgraded to Indicated mineral resources with continued exploration.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

A “mineral reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which mineral reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. The public disclosure of a mineral reserve must be demonstrated by a pre-feasibility study or feasibility study.

A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve. Probable mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

A “proven mineral reserve” is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. Proven mineral reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

“modifying factors” are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED, AND INFERRED MINERAL RESOURCES

This AIF has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources”, and “mineral resources” used or referenced in this AIF are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Standards.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the Securities Act of 1933, as amended (the “US Securities Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Standards. Accordingly, mineral reserve and mineral resource information contained in this AIF may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources”, and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, probable mineral reserves”, “measured mineral resources”, “indicated mineral resources”, and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NON-GAAP MEASURES

This AIF includes certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (in the Company’s case, IFRS Accounting Standards “IFRS”), namely AISC and cash costs per ounce. These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information, and readers should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Please see the information under the heading “Non-GAAP Measures” in the Company’s management’s discussion and analysis for the financial year ended December 31, 2024, which section is incorporated by reference in this AIF, for a description of the non-GAAP measures noted above. The Company’s management’s discussion and analysis may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

DESCRIPTION OF THE BUSINESS

OVERVIEW

Orla is a Canadian company listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and on the NYSE American LLC (the “NYSE American”) under the symbol “ORLA”. Orla’s corporate strategy is to acquire, explore, develop, and operate mineral properties where its expertise can substantially increase stakeholder value. Orla has three material gold projects for the purposes of NI 43-101:

●	the Camino Rojo project (“Camino Rojo” or the “Camino Rojo Project”) located in Zacatecas, Mexico, which consists of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project (the “Camino Rojo Sulphides”);
●	the Musselwhite gold mine (“Musselwhite” or the “Musselwhite Mine”) located in Ontario, Canada, acquired by the Company on February 28, 2025; and
●	the South Railroad project (“South Railroad” or the “South Railroad Project”) located in Nevada, which consists of the Dark Star and Pinion deposits and is situated within the prospective land package called the “South Carlin Complex” along the Carlin trend.

For further details regarding the Camino Rojo Project, the Musselwhite Mine, and the South Railroad Project, including information regarding their associated NI 43-101 technical reports, see “Summary of Mineral Reserve and Mineral Resource Estimates” and “Mineral Projects”.

NAME, ADDRESS AND INCORPORATION

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange). On June 3, 2010, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the Canada Business Corporations Act (the “CBCA”). Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco was affected. Pursuant to the plan of arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 1010 – 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9.

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ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

INTERCORPORATE RELATIONSHIPS

The following is a diagram of the intercorporate relationships among Orla and its subsidiaries, including their respective jurisdictions of incorporation  as of March 18, 2025.

Certain inactive subsidiaries with both less than 10% of the total assets of the Company and 10% of the total revenues of the Company are excluded from the diagram. The Company holds 100% of the shares of each subsidiary, provided that, as required under Mexican corporate law, Minera Camino Rojo SA de CV (“Minera Camino Rojo”) has two shareholders – Orla Mining Ltd. holds 98% of the shares and 2% are held by a wholly owned Canadian subsidiary of the Company, which holds its shares in trust for the Company.

THREE YEAR HISTORY

DEVELOPMENTS DURING 2022

The Company declared commercial production at the Camino Rojo Oxide Mine effective April 1, 2022.

On April 28, 2022, the Company entered into a credit agreement (the “Original Credit Agreement”) in respect of a US$150 million secured credit facility, which consisted of a US$100 million term facility and a US$50 million revolving facility, through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

On June 12, 2022, Orla entered into a definitive arrangement agreement with Gold Standard Ventures Corp. (“Gold Standard”) pursuant to which Orla agreed to acquire all of the issued and outstanding shares of Gold Standard by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “BCBCA”). Under the terms of the transaction, Gold Standard shareholders received, in exchange for each Gold Standard common share held, 0.1193 of a Common Share and C$0.0001 in cash. The transaction closed on August 12, 2022, resulting in total cash consideration paid of $28,700 and the issuance of 43,688,556 common shares of the Company (“Common Shares”) to Gold Standard shareholders. Gold Standard's key asset was the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. As part of the transaction, Orla also acquired the Lewis project (the “Lewis Project”), a strategically located, prospective land package on the Battle Mountain trend in Nevada. See “Mineral Projects – South Railroad Project” and “Mineral Projects – Other Projects – Lewis Project” below for additional information.

On June 23, 2022, the Company held its 2022 annual general meeting. At the meeting, Tamara Brown and Scott Langley were elected as directors of the Company, with Mr. Langley replacing Eric Colby as Newmont Corporation’s (“Newmont”) nominee under the investor rights agreement between Newmont and the Company. George Albino and Ritch Hall did not stand for re-election and, accordingly, their term in office as Directors of the Company expired at the close of the annual general meeting.

DEVELOPMENTS DURING 2023

On April 13, 2023, the Company filed a short form base shelf prospectus (the “2023 Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada, which allows the Company to offer for sale and issue from time to time Common Shares, warrants to purchase Common Shares, subscription receipts, units and debt securities, or any combination thereof (collectively, the “Securities”) during the 25-month period that the 2023 Base Shelf Prospectus, including any amendments thereto, remains effective. The 2023 Base Shelf Prospectus was part of a registration statement on Form F-10 which the Company also filed with the SEC under the U.S. Securities Act relating to the Securities. The Company’s previous base shelf prospectus was set to expire in April of 2023. The renewed 2023 Base Shelf Prospectus is effective for a further 25-month period and also qualifies for distribution in the United States.

On June 21, 2023, the Company held its 2023 annual general meeting. At the meeting, Ms. Ana Sofía Ríos was elected as a director of the Company.

On August 21, 2023, the Company released its inaugural Sustainability Report, which highlighted the Company’s approach and performance on its environmental, social, and governance (“ESG”) initiatives. See “Description of the Business – Environmental, Social and Governance” below for additional information.

On August 28, 2023, the Company amended and restated the Original Credit Agreement (the “First Amended Credit Agreement”) in respect of an amended credit facility through its existing syndicate of lenders comprised of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The amended facility consisted of a US$150 million revolving term facility.

The Company appointed Mr. Rob Krcmarov to its Board of Directors on November 20, 2023.

On December 5, 2023, the Company joined the UN Global Compact, the world's largest corporate sustainability initiative. This network of private companies supports businesses in adopting policies and actions to incorporate within their practices critical ESG issues, including human rights, labor, environment, and anti-corruption.

On December 15, 2023, the Panamanian Ministry of Commerce and Industry (“MICI”) rejected the Company’s requests for extension for the three mining concessions comprising the Company’s Cerro Quema gold project (the “Cerro Quema Project”), declared the concessions cancelled and declared the area comprising the concessions to be a reserve area. In response, the Company has commenced international arbitration proceedings against Panama as further described below under “Developments during 2024”. See “Mineral Properties – Other Properties – Cerro Quema Project” for additional information.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

DEVELOPMENTS DURING 2024

On February 25, 2024, Orla entered into a definitive arrangement agreement with Contact Gold Corp. (“Contact”) pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Contact (the “Contact Shares”) pursuant to a court-approved plan of arrangement under the BCBCA. Under the terms of the transaction, Contact shareholders received, in exchange for each Contact Share held, 0.0063 of a Common Share. Contact's key asset was the 100%-owned Pony Creek property, a 4,500-hectare exploration land package, strategically located adjacent to the South Railroad Project in the Carlin trend in Nevada. The transaction closed on April 29, 2024.

In March 2024, the Company filed a Notice of Intent to Arbitrate with the Government of Panama under the Canada-Panama Free Trade Agreement (the “FTA”). The Notice of Intent asserted that the measures taken by Panama constituted violations of Panama’s legal obligations under the FTA and customary international law. The Notice of Intent was intended to facilitate a 30-day consultation period to reach an amicable resolution to the Company’s claim. As no resolution was reached, the Company proceeded with filing a Request to Arbitrate on July 3, 2024. As part of the FTA requirements, the Company submitted an initial and preliminary estimate of damages claimed of no less than US$400 million, plus pre-award and post-award interest. The Company expects to file written submissions to the arbitration tribunal (referred to as its Memorial on the Merits) in late March 2025. See “Mineral Properties – Other Properties – Cerro Quema Project” and “Risk Factors –The Cerro Quema Project” for additional information.

On August 26, 2024, the Company released its second annual Sustainability Report. See “Description of the Business – Environmental, Social and Governance” below for additional information.

On November 17, 2024, the Company entered into a definitive agreement (the “Musselwhite Agreement”) to acquire Musselwhite from Newmont for upfront cash consideration of $810 million and gold-price linked contingent consideration of $40 million (the “Musselwhite Transaction”). The $40 million in contingent consideration is payable as follows:

●	$20 million to be paid should the average spot gold price exceed $2,900/oz for the one-year period ending February 28, 2026; and
●	$20 million to be paid should the average spot gold price exceed $3,000/oz for the one-year period ending February 28, 2027.

The $810 million in upfront consideration was funded from a combination of sources, as follows:

●	Credit Facility. $150 million under a revolving credit facility (the “Revolving Loan”) and a $100 million term loan (the “Term Loan” and together with the Revolving Loan, the “Credit Facility”) with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce, and ING Capital LLC. The Credit Facility is governed by the terms of a second amended and restated credit agreement (the “Second Amended Credit Agreement”) between the Company and such lenders.

The Term Loan has a three-year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million commencing on December 31, 2025, with the balance repaid at maturity. The Revolving Loan will mature in August 2027. The Company may repay the Credit Facility in full, without penalties, at any time prior to the maturity date.

The interest rate under the Credit Facility is based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters following closing of the Musselwhite Transaction, there will be a minimum margin of 3.0%.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

●	Convertible Notes. A private placement of $200 million in senior unsecured convertible notes (the “Convertible Notes”) led by the Company’s cornerstone shareholders, Fairfax Financial Holdings Limited (“Fairfax”), Pierre Lassonde, and Trinity Capital Partners Corporation (the “Concurrent Private Placement”).

The Convertible Notes mature five years from the date of issuance and bear interest at 4.5% per annum, payable in cash. The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into Common Shares at a price of C$7.90 (the “Conversion Price”), converted to US dollars at a fixed exchange rate of C$1.40/US$1.00, subject to standard anti-dilution provisions. Based on the Conversion Price, 35,443,026 Shares are issuable on conversion of the Convertible Notes. The Company may also redeem the Convertible Notes following the 18-month anniversary of the date of issuance, provided that the 20-day volume weighted average price of the Common Shares is not less than 130% of the Conversion Price.

Holders of the Convertible Notes have also been issued 23,392,397 common share purchase warrants (the “Warrants”) to acquire Common Shares, representing 0.66 Convertible Note Warrants for each Common Share issuable under the Convertible Notes. The Warrants have an exercise price of CAD$11.50 per Share and shall expire on February 28, 2030.

●	Gold Prepay. $360 million gold prepayment (the “Gold Prepay”) from a syndicate of lenders including Bank of Montreal, ING Capital Markets LLC, and Canadian Imperial Bank of Commerce (the “Gold Prepay Providers”). Under the terms of the Gold Prepay, the Company is required to deliver a total of 144,887 ounces of gold to the Gold Prepay Providers over a three-year term.

DEVELOPMENTS DURING 2025

The Musselwhite Transaction and the Concurrent Private Placement required approval of the shareholders of the Company under applicable securities laws and the rules of the TSX, excluding votes held by Newmont, Fairfax, and Mr. Lassonde. The Company held a special meeting of shareholders on January 21, 2025, where shareholders of the Company overwhelmingly approved the Musselwhite Transaction and Concurrent Private Placement.

On February 28, 2025, the Company closed the Musselwhite Transaction and the Concurrent Private Placement. The Company will file a business acquisition report in respect of the Musselwhite Transaction within 75 days of closing in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

OVERVIEW

Orla’s commitment to strong ESG practices is critical to adding value to its business by allowing Orla to attract and retain top talent, earn the trust of rightsholders and stakeholders, effectively manage risk, and ensure Orla’s long-term competitiveness and sustainability.

Orla is committed to conducting business in a responsible manner at all times, which means protecting the health and safety of our employees and contractors, caring for the environment, contributing to the sustainable development of local communities and respecting Indigenous Rights and human rights across our value chain. Orla believes that it is its responsibility to transform mineral resources into a net positive benefit for stakeholders and rightsholders.

Orla has been focused on strengthening its ESG approach through aligning Company practices to industry leading standards and adopting robust reporting and sustainability disclosures.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Orla has conducted an ESG Materiality Assessment, which focused on identifying, assessing and prioritizing the environmental, social, and governance issues that are most relevant and impactful to Orla and those affected by our activities. We considered leading ESG frameworks and standards (including the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures) as well as relevant regulations and initiatives. The ESG Materiality Assessment is reviewed and updated annually.

In 2024, Orla also released its second-annual Sustainability Report, highlighting the Company’s approach and performance on ESG initiatives. The Sustainability Report reiterates the Company’s “Towards 2030 Sustainability Strategy”, first introduced in 2023. This strategy sets clear priorities, key performance indicators, action plans, and timelines to drive progress in areas such as health and safety, climate change mitigation, water stewardship, biodiversity, community impact management, workforce diversity, equity, and inclusion. The Sustainability Report also outlined the Company’s key sustainability performance highlights for 2023, notably:

●	Leading performance on emissions and water management at Camino Rojo, including 0.19 tonnes of CO2 equivalent per ounce of gold produced and 0.12 m³/t of processed ore water intensity, with zero water discharge.
●	Increased female representation among the contracted workforce from 3.6% to 14.6%.
●	ESG performance evaluations conducted for all executives and managerial-level employees.
●	25% of Orla's corporate goals linked to ESG objectives, all of which were successfully met.
●	Significant community contributions of US$10.7 million at Camino Rojo, including local employment, local procurement, land leases, and local infrastructure investments.

The Sustainability Report can be found on Orla’s website at www.orlamining.com/sustainability/governance/.

The following sections provide an overview of certain aspects of Orla’s approach to ESG.

ESH&S COMMITTEE AND POLICIES

The Board has established an Environmental, Sustainability, Health & Safety Committee which is responsible for all ESG matters particularly as they apply to environmental, sustainability, health and safety concerns, assessing environmental and social risks and the Company’s risk management thereof. Orla has also adopted a number of policies in support of its sustainability goals, as further discussed below. The full text of these policies can be found on Orla’s website at www.orlamining.com/sustainability/governance.

ENVIRONMENTAL, SUSTAINABILITY, HEALTH & SAFETY POLICY

The Company is committed to meeting or surpassing regulatory requirements in all of its exploration and development activities while working to protect the environment both within and beyond the Company’s operational boundaries and creating social value across our value chain. In keeping with this commitment, Orla has adopted an Environmental, Sustainability and Health & Safety Policy. The Company will conduct all of its operations in a manner that ensures full compliance with its Environmental, Sustainability and Health & Safety Policy, applicable legislation, and government requirements. The aim of this policy is to protect the surroundings in which the Company operates, to minimize and manage environmental risk, and to enhance sustainable practices. Orla will ensure that all of its activities are conducted in an environmentally safe and responsible manner and will ensure that its contractors adhere to the same high environmental standards.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

CORPORATE SOCIAL RESPONSIBILITY POLICY

The Company is committed to conducting its business in a responsible manner at all times. In keeping with this commitment, Orla has implemented a Corporate Social Responsibility Policy (the “CSR Policy”) which sets out the guidelines by which the Company will (i) endeavour to respect the health and safety of its employees, (ii) protect the environment, (iii) respect the human rights of its employees and the residents in the communities in which the Company operates, and (iv) contribute to the sustainable development of those communities.

HUMAN RIGHTS POLICY

The Company is committed to respecting the human rights of all individuals impacted by its business activities, including local communities, Indigenous People and the Company’s employees, contractors, consultants, and other rights holders. In support of this commitment, the Company has adopted a Human Rights Policy, which sets out the Company’s commitment to human rights and seeks to integrate human rights best practices into the Company’s management, business relationships, governance structures, and programs.

INDIGENOUS PEOPLES POLICY

Further to its Human Rights Policy, the Company also recognizes that it operates within the ancestral territories and along-side the communities of a diversity of Indigenous Peoples. The Company recognizes the United Nations Declaration on the Rights of Indigenous Peoples and the International Labour Organization Convention 169 and has adopted an Indigenous Peoples Policy. The Indigenous Peoples Policy reiterates the Company’s commitment to respecting Indigenous Rights and building positive and sustainable relationships with Indigenous Peoples, based on trust and respect, and focused on finding common goals through open dialogue.

ENVIRONMENT

Mining, exploration, development, and production activities are subject to various levels of federal, provincial, state, and local laws and regulations relating to the protection of the environment at all phases of operation. These regulations govern exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances management, and other matters. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general handling, transportation, storage, and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. To the best knowledge of the Company, it is in compliance with all environmental laws and regulations in effect where its properties are located. None of the Company’s sites were charged with fines or sanctions related to environmental incidents in 2024.

Orla is committed to ensuring that all its activities are conducted in an environmentally safe and responsible manner and will require that its contractors adhere to the same high environmental standards. In 2024, there were no category 4 or 5 incidents across the Company operations and projects as defined by the U.S. Environmental Protection Agency.

Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of Orla during the 2024 financial year and are not expected to have a material effect during the 2025 financial year.

SOCIAL

OVERVIEW

Orla strives to actively engage and make positive contributions in the communities associated with our business activities.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

At the Camino Rojo Project, the Company has agreements in place with the ejidos of San Tiburcio, El Berrendo, La Pardita, and San Francisco de los Quijano, with commitments to deliver land leasing payments and social support such as scholarships, community infrastructure upgrades, social and economic development initiatives, and donation of food and medicines to the most vulnerable community members. Camino Rojo’s full-time community relations team is responsible to implement Orla’s CSR Policy at site and has been supported by an independent consulting firm which evaluates our CSR program and advises on its continued development. Camino Rojo’s community response mechanism allows us to receive, document, and resolve community requests, concerns, and complaints in an equitable and respectful manner.

As part of the closing of the acquisition of Musselwhite at the end of February 2025, Orla remained focused on ensuring safe, operational continuity and maintaining alignment and compliance with the agreements signed between Musselwhite and local Indigenous groups. The Company will continue to enhance its sustainability strategy at Musselwhite in 2025 as part of its ongoing integration work.

At the South Carlin Complex in 2024, the focus was on community and government engagement and community investment initiatives. The Orla team conducted meetings with federal, state, and local leaders and organizations, including local councils and educational leaders, Indigenous Nations representatives, and other mining operations, while advancing projects that increase awareness of the mining industry and employment opportunities. Mining education activities reached elementary students and community members through presentations and local events such as the Elko Mining Expo. Community investment efforts included delivering meals to students in need, scholarships for high school students, and donations to local organizations.

HEALTH AND SAFETY

The Company is committed to the health and safety of its employees and strives to create and maintain a safe working environment by complying with all applicable health and safety laws, rules, and regulations. Orla acknowledges that there are safety risks associated with its business and, through proactive risk management, continuously aims to minimize and control these risks. Camino Rojo, Musselwhite and South Railroad have Health and Safety departments with full time personnel and Orla continues to develop Health and Safety policies and procedures to comply with regulations and industry best practices. For 2024, the Company had a lost time injury frequency rate (“LTIFR”) of 2.59 across all sites.

EMPLOYEES AND CONTRACTORS

As at December 31, 2024, the Company had (354) employees, which includes employees located in Canada (27), Panama (3), Mexico (307), and Nevada (17). In addition, there were 421 contractors working on the Camino Rojo Project, two at the corporate offices in Canada, and two contractors on the South Railroad and the Cerro Quema Projects. No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

The Company respects and supports the rights of its employees and contractors, including freedom of association and collective bargaining, and the Company promotes ongoing engagement and proactive dialogue with its workers’ unions. In total, approximately 55% of the workforce at Camino Rojo was unionized in 2024.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

GOVERNANCE

Orla recognizes the importance of corporate governance to the effective management of the Company and to the protection of its stakeholders and rightsholders. Orla’s approach to significant issues of corporate governance is designed with a view of ensuring that the business and affairs of Orla are effectively managed to enhance value. Additional information on Orla’s corporate governance practices is contained in Orla’s Management Information Circular dated May 14, 2024, prepared for its most recent annual meeting of shareholders held on June 20, 2024 and filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2025 annual meeting of shareholders currently scheduled to be held in June 2025, which will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Orla’s current governance policies can be found on Orla’s website at www.orlamining.com/sustainability/governance.

FURTHER INFORMATION

SPECIALIZED SKILL AND KNOWLEDGE

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, environmental, permitting, occupational health and safety, corporate social responsibility, finance, accounting, and legal. Orla faces competition for qualified personnel with these specialized skills and knowledge, which may increase costs of operations or result in delays.

COMPETITIVE CONDITIONS

The mineral exploration and mining business is competitive. Competition is primarily for: (a) mineral properties that can be developed and operated economically; (b) technical experts that can find, develop, and mine such mineral properties; (c) labour to operate the mineral properties; and (d) capital to finance development and operations.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition and exploitation of mineral concessions, claims, leases, and other interests, to finance its activities and in the recruitment and retention of qualified employees. The ability of the Company to acquire, develop, and operate precious metal properties will depend not only on its ability to raise the necessary funding and operate its properties economically, but also on its ability to select and acquire suitable prospects for precious metal development and operation or metal exploration. See “Financing Risks” and “Competition” under “Risk Factors”.

BANKRUPTCY AND SIMILAR PROCEDURES

There have been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership, or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

FOREIGN OPERATIONS

The locations of the Company’s Camino Rojo Project in Mexico and South Railroad Project in Nevada expose the Company to certain risks, including currency fluctuations and possible political or economic instability that may result in the impairment or loss of mining titles or other mineral rights and opposition from environmental or other non-governmental organizations. Mineral exploration and mining activities in foreign jurisdictions may also be affected in varying degrees by political stability and governmental regulations relating to the mining industry; labour unrest; expropriation; renegotiation, or termination of existing concessions; ability of governments to unilaterally alter agreements; surface land access; illegal mining; changes in taxation policies or laws; and repatriation of funds. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the Company’s control and may adversely affect the Company’s business.

The Company also holds an interest in the Cerro Quema Project in Panama. In November 2023, Panama passed a legislative moratorium on mining activity and in December 2023, cancelled the Company’s renewal applications for the mining concessions comprising the Cerro Quema Project.

See “Risk Factors – Foreign Country and Political Risk”, “– Foreign Subsidiaries” and “– Cerro Quema Project”.

REORGANIZATIONS

There have been no material reorganizations of the Company or any of its subsidiaries within the three most recently completed financial years or during or proposed for the current financial year.

PRINCIPAL MARKETS AND DISTRIBUTION

The Company currently sells its refined gold and silver to customers located in the United States and Canada. The Company evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets, traders, and financial institutions.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

MINERAL RESERVES

The following tables summarize the Company’s mineral reserve estimates on its material mineral properties, the Camino Rojo Project, Musselwhite Mine, and South Railroad Project, in each case as at the dates set out in the footnotes.

			Proven			Probable			Proven and Probable
Gold (Au)			000’s t	g/t	koz	000’s t	g/t	koz	000’s t	g/t	koz
Mexico	Camino Rojo	Oxide	11,251	0.70	254	32,519	0.68	715	43,770	0.69	968
		Sulphide	—	—	—	—	—	—	—	—	—
Ontario	Musselwhite	Oxide	—	—	—	—	—	—	—	—	—
		Sulphide	4,148	6.69	892	3,234	6.10	635	7,382	6.43	1,526
Nevada	South Railroad	Oxide	8,960	1.15	333	56,239	0.70	1,271	65,199	0.77	1,604
		Sulphide	—	—	—	—	—	—	—	—	—
		Total Gold	24,359	1.89	1,478	91,993	0.89	2,621	116,352	1.10	4,099

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

			Proven			Probable			Proven and Probable
SILVER (Ag)			000’s t	g/t	koz	000’s t	g/t	koz	000’s t	g/t	koz
Mexico	Camino Rojo	Oxide	11,251	14.5	5,228	32,519	14.9	15,527	43,770	14.7	20,755
		Sulphide	—	—	—	—	—	—	—	—	—
Ontario	Musselwhite	Oxide	—	—	—	—	—	—	—	—	—
		Sulphide	—	—	—	—	—	—	—	—	—
Nevada	South Railroad	Oxide	2,049	6.6	437	33,992	5.2	5,700	36,040	5.3	6,137
		Sulphide	—	—	—	—	—	—	—	—	—
		Total Silver	13,300	13.2	5,666	66,511	9.9	21,226	79,811	10.5	26,892

MINERAL RESERVE FOOTNOTES

All Mineral Reserves

1.	The mineral reserve estimates have been prepared in accordance with the CIM Standards.
2.	Rounding as required by reporting guidelines may result in summation differences.
3.	The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
4.	koz = 1,000 troy ounces; t = tonne (1,000 kilograms).

Camino Rojo, Mexico

1.	The mineral reserve estimate for Camino Rojo has an effective date of December 31, 2024.
2.	Stephen Ling, P.Eng., Director, Technical Services, of the Company is the Qualified Person responsible for the mineral reserve estimate for Camino Rojo.
3.	Mineral reserves are based on prices of $1,750/oz gold and $22/oz silver.
4.	Mineral reserves are based on net smelter returns (“NSR”) cut-off of $7.85 per tonne.
5.	NSR value for leach material is as follows:
●	Kp Oxide: NSR ($/t) = 38.33 x gold (g/t) + 0.069 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%.
●	Ki Oxide: NSR ($/t) = 30.66 x gold (g/t) + 0.094 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%.
●	Tran-Hi: NSR ($/t) = 32.85 x gold (g/t) + 0.169 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%.
●	Tran-Lo: NSR ($/t) = 21.90 x gold (g/t) + 0.213 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%.
6.	The NSR values account for metal recoveries, refining costs, and refinery payable percentages.
7.	Stockpiles are all derived from Camino Rojo mined material and are calculated using reconciled production figures adjusted for mining accuracy. Stockpile grades are calculated from grade control block grades. For the stockpile, no cut‐off grade is used for reporting.
8.	See “Mineral Properties – Camino Rojo Project – Mineral Reserves” for additional information.

Musselwhite, Ontario

1.	The Company acquired the Musselwhite Mine on February 28, 2025. The mineral reserve estimate for Musselwhite has an effective date of December 31, 2024.
2.	Jack Lawson, P.Eng., Engineering Superintendent at the Musselwhite Mine, is the Qualified Person responsible for the mineral reserve estimate for Musselwhite Mine.
3.	Mineral reserves are constrained within stope shapes generated by Deswik Stope Optimizer.
4.	Mineral Reserves are reported within stope shapes using cut-off basis with a gold price of US$1,700/oz.
5.	The mineral reserves cut-off grade varies by zone. The mineral reserves were estimated using a cut-off grade of not less than 3.50 g/t Au.
6.	The cut-off grade values account for metal recoveries, refining costs, and royalties.
7.	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.
8.	See “Mineral Properties – Musselwhite Mine – Mineral Reserves” for additional information.

South Railroad, Nevada

1.	The mineral reserve estimate for South Railroad has an effective date of February 17, 2022.
2.	Consistent with the Company’s other reported mineral reserves, the mineral reserve estimate for the South Railroad Project in this AIF has been reported in metric units, which has been converted from Imperial system units currently in use at South Railroad and in the South Railroad Report (as defined below), using a conversion rate of 0.9071847 between short tonnes and metric tonnes and a conversion rate of 34.285718 between oz/short ton and g/metric tonne.
3.	The Qualified Person responsible for the mineral reserves at South Railroad is Jordan M. Anderson of RESPEC Company LLC (“RESPEC”), formerly Mine Development Associates (“MDA”).

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

4.	Mineral reserves were defined based on pit designs that follow Whittle optimized pit shells created using $1,450 per oz Au and $18.76 per oz Ag. Pit designs followed pit slope recommendations provided by Golder and Associates.
5.	Reserves are reported using break-even cut-off grades based on variable recoveries provided by Gary L. Simmons and processing and general and administrative costs:
●	Dark Star leach cut-off grade 0.17g/t.
●	Pinion oxide leach cut-off grade 0.17 g/t.
●	Pinion transition leach cut-off grade 0.24 g/t.
6.	Silver is reported for Pinion reserves only.
7.	The mineral reserves point of reference is the point where is material is placed onto the leach pad.
8.	Energy prices of $0.66 per liter of off-road diesel were used to estimate mining costs.
9.	See “Mineral Properties – South Railroad Project – Mineral Reserves” for additional information.

MINERAL RESOURCES

The following tables summarize the Company’s mineral resource estimates on its material mineral properties, the Camino Rojo Project, Musselwhite Mine, and South Railroad Project, in each case as at the dates set out in the footnotes. Mineral resources are reported inclusive of mineral reserves for the Camino Rojo Project and South Railroad Project and exclusive of mineral reserves for the Musselwhite Mine.

MEASURED AND INDICATED RESOURCES

			Measured			Indicated			Measured and Indicated
Gold (Au)			000’s t	g/t	koz	000’s t	g/t	koz	000’s t	g/t	koz
Mexico	Camino Rojo	Oxide	14,708	0.73	346	57,157	0.70	1,281	71,865	0.70	1,626
		Sulphide	3,358	0.69	74	255,445	0.88	7,221	258,803	0.88	7,296
Ontario	Musselwhite	Oxide	—	—	—	—	—	—	—	—	—
		Sulphide	1,505	4.21	204	2,288	4.10	302	3,793	4.15	506
Nevada	South Railroad	Oxide	9,561	1.12	343	65,450	0.67	1,410	75,011	0.73	1,753
		Sulphide	—	—	—	311	3.10	31	311	3.10	31
		Total Gold	29,132	1.03	967	380,651	0.84	10,245	409,783	0.85	11,212

			Measured			Indicated			Measured and Indicated
Silver (Ag)			000’s t	g/t	koz	000’s t	g/t	koz	000’s t	g/t	koz
Mexico	Camino Rojo	Oxide	14,708	13.6	6,420	57,157	12.4	22,695	71,865	12.6	29,115
		Sulphide	3,358	9.1	997	255,445	7.4	60,606	258,803	7.4	61,603
Ontario	Musselwhite	Oxide	—	—	—	—	—	—	—	—	—
		Sulphide	—	—	—	—	—	—	—	—	—
Nevada	South Railroad	Oxide	2,336	6.5	488	41,193	5.0	6,617	43,529	5.1	7,105
		Sulphide	—	—	—	—	—	—	—	—	—
		Total Silver	20,402	12.1	7,905	353,795	7.9	89,918	374,197	8.1	97,823

			Measured			Indicated			Measured and Indicated
Lead (Pb)			000’s t	%	Mlb	000’s t	%	Mlb	000’s t	%	Mlb
Mexico	Camino Rojo	Oxide	—	—	—	—	—	—	—	—	—
		Sulphide	3,358	0.13%	9	255,445	0.07%	404	258,803	0.07%	414
		Total Lead	3,358	0.13%	9	255,445	0.07%	404	258,803	0.07%	414

			Measured			Indicated			Measured and Indicated
Zinc (Zn)			000’s t	%	Mlb	000’s t	%	Mlb	000’s t	%	Mlb
Mexico	Camino Rojo	Oxide	—	—	—	—	—	—	—	—	—
		Sulphide	3,358	0.38%	28	255,445	0.26%	1,469	258,803	0.26%	1,497
		Total Zinc	3,358	0.38%	28	255,445	0.26%	1,469	258,803	0.26%	1,497

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

INFERRED MINERAL RESOURCES

			Inferred Gold (Au)			Inferred Silver (Ag)
			000’s t	g/t	koz	koz	g/t	koz
Mexico	Camino Rojo	Oxide	4,588	0.58	85	4,588	5.5	807
		Sulphide	56,564	0.87	1,577	56,564	7.5	13,713
Ontario	Musselwhite	Oxide	—	—	—	—	—	—
		Sulphide	1,860	4.99	299	—	—	—
Nevada	South Railroad	Oxide	18,662	0.45	271	1,178	2.4	92
		Sulphide	3,601	3.87	448	—	—	—
		Total	85,275	0.98	2,680	62,330	7.3	14,612

			Inferred Lead (Pb)			Inferred Zinc (Zn)
			000’s t	%	Mlb	000’s t	%	Mlb
Mexico	Camino Rojo	Oxide	—	—	—	—	—	—
		Sulphide	56,564	0.05%	63	56,564	0.23%	290
		Total	56,564	0.05%	63	56,564	0.23%	290

MINERAL RESOURCE NOTES

All mineral resources

1.	All figures are rounded to reflect the relative accuracy of the estimate and therefore numbers may not appear to add precisely. Columns may not sum exactly due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.
3.	The mineral resource estimates have been prepared in accordance with the CIM Standards.
4.	koz = 1,000 troy ounces; mlb = million pounds (imperial); t = tonne (1,000 kilograms).

Camino Rojo, Mexico

1.	The effective dates of the mineral resource estimates for Camino Rojo are: (i) December 31, 2024, for the oxides (leach material); and (ii) June 7, 2019 for the sulphides (mill material). The oxide mineral resource estimate has been updated from the 2021 Camino Rojo Report to account for depletion from mining operations at the Camino Rojo Oxide Mine and for current gold and silver price and costs.
2.	Michael G. Hester, FAusIMM, of IMC, is the Qualified Person responsible for the mineral resource estimate for Camino Rojo.
3.	The mineral resources are inclusive of those mineral resources that were converted to mineral reserves.
4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.	Mineral resources for leach (oxide) material are based on prices of $2,100/oz gold and $27/oz silver.
6.	Mineral resources for mill (sulphide) material are based on prices of $1,400/oz gold, $20/oz silver, $1.05/lb lead, and $1.20/lb zinc.
7.	Mineral resources are based on NSR cut-off grades of $7.85/t for leach material and $13.71/t for mill material.
8.	NSR value for leach material is as follows:
●	Kp Oxide: NSR ($/t) = 46.00 x gold (g/t) + 0.086 x silver (g/t), based on gold recovery of 70% and silver recovery of 11%
●	Ki Oxide: NSR ($/t) = 36.80 x gold (g/t) + 0.117 x silver (g/t), based on gold recovery of 56% and silver recovery of 15%
●	Tran-Hi: NSR ($/t) = 39.43 x gold (g/t) + 0.210 x silver (g/t), based on gold recovery of 60% and silver recovery of 27%
●	Tran-Lo: NSR ($/t) = 26.28 x gold (g/t) + 0.265 x silver (g/t), based on gold recovery of 40% and silver recovery of 34%.
9.	NSR value for mill material is 36.75 x gold (g/t) + 0.429 x silver (g/t) + 10.75 x lead (%) + 11.77 x zinc (%), based on recoveries of 86% gold, 76% silver, 60% lead, and 64% zinc.
10.	The NSR values account for metal recoveries, refining costs, and refinery payable percentages.
11.	Includes 2.5% NSR royalty and a US dollar:Mexican Peso exchange rate of 1:19.
12.	Mineral resources are reported in relation to a conceptual constraining pit shell in order to demonstrate reasonable prospects for eventual economic extraction, as required by the definition of mineral resource in NI 43-101; mineralization lying outside of the pit shell is excluded from the mineral resource.

ORLA MINING LTD.
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13.	The mineral resource estimate assumes that the conceptual constraining pit shell used to constrain the estimate extends onto land held by Fresnillo. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate (particularly mineral resources amenable to milling) would be dependent on obtaining an agreement with Fresnillo (in addition to the Layback Agreement, which is only with respect to a portion of the heap leach material included in the mineral reserve estimate).
14.	The mineral resources reported are contained on mineral titles controlled by Orla and mineral titles in the existing Layback Agreement with Fresnillo.
15.	Stockpiles are all derived from Camino Rojo mined material and are calculated using reconciled production figures adjusted for mining accuracy. Stockpile grades are calculated from grade control block grades and depleted by mining accuracy where appropriate. For the stockpile, no cut‐off grade is used for reporting.
16.	See “Mineral Properties – Camino Rojo Project – Mineral Resources” for additional information.

Musselwhite, Ontario

1.	The Company acquired the Musselwhite Mine on February 28, 2025. The effective date of all mineral resources at the Musselwhite Mine is December 31, 2024.
2.	Craig Green, P.Geo., Chief Production Geologist at the Musselwhite Mine, is the Qualified Person responsible for the mineral resource estimate for Musselwhite Mine
3.	Mineral resources are reported exclusive of mineral reserves.
4.	Reference point for mineral resources is point of delivery to the process plant (diluted and mine recovered).
5.	Mineral resources are constrained within stope shapes generated by Deswik Stope Optimizer. Design parameters varied by both mining method (Transverse and Avoca) and zone for mining recovery (92–94%) and dilution (14–30%) factors, respectively;
6.	Stope shapes were developed using a gold sales price of US$2,000/oz.
7.	Underground resources were estimated using a variable cut-off grade of not less than 3.40 g/t Au.
8.	Resource estimations were interpolated using Ordinary Kriging (OK).
9.	See “Mineral Properties – Musselwhite Mine – Mineral Resources” for additional information.

South Railroad, Nevada

1.	The effective date of all mineral resources at the South Railroad Project is January 31, 2022.
2.	Michael S. Lindholm, CPG, of RESPEC, is the Qualified Person responsible for the mineral resource estimate for the South Railroad Project.
3.	Mineral resources are inclusive of mineral reserves
4.	Consistent with the Company’s other reported mineral resources, the mineral resource estimate for the South Railroad Project in this AIF has been reported in metric units, which have been converted from Imperial system units currently in use at South Railroad and in the South Railroad Report, using conversion factors of 0.90718474 between short tons and metric tonnes and 34.285714 between oz/short ton and g/metric tonne.
5.	For all deposits, the cutoff for open pit oxide and transitional mineral resources is 0.171 g/t Au, and for sulfide mineral resources is 1.543 g/t Au. The cutoff for underground sulphide mineral resources is 3.429 g/t Au.
6.	Resources are based on a US$1,750/oz gold price. The silver prices were adjusted to maintain a constant silver to gold ratio, which is $22.64/oz at the resource base case.
7.	Metallurgical recoveries for optimization were applied as follows:
●	Dark Star – ROM recoveries vary based on formulas using model block gold grade, redox zone and silicification zone.
●	Pinion – ROM recoveries vary based on formulas using model block gold grade, redox zone, silicification zone and lithology.
●	Jasperoid Wash – ROM recoveries vary based on gold grade.
●	North Bullion – Oxide recovery is 70% from heap leach pad, Sulphide recovery is 85% from mill.
●	The mineral resource has been confined by “reasonable prospects of eventual economic extraction” open pits and underground shells.
8.	Pit slope angles are:
●	Dark Star – Varies from 35 degrees to 47 degrees depending on lithology and face direction.
●	Pinion – Varies from 31 degrees to 52 degrees depending on lithology and face direction.
●	Jasperoid Wash and North Bullion – 45 degrees.
9.	Bulk density measurements were obtained by the immersion method on drill core samples, and applied bedrock densities are:
●	Dark Star - 2.27 to 2.63
●	Pinion - 2.46 and 3.00
●	Jasperoid Wash - 2.40 to 2.55
●	North Bullion – 2.34 to 2.80, quantity of density data for Sweet Hollow, POD and South Lodes is minimal, so density data from other deposits in the same formations was used.
10.	Due to a lack of silver outside Pinion, silver resources are reported for Pinion only rather than as consolidated resources to avoid reporting erroneous average silver grade.
11.	See “Mineral Properties – South Railroad Project – Mineral Resources” for additional information.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

MINERAL PROJECTS

The Company's focus is on the acquisition, exploration, development and exploitation of mineral properties in which the Company's exploration, development, and operating expertise could substantially enhance shareholder value. The Company’s three material projects are the Camino Rojo Project, Musselwhite Mine, and South Railroad Project. The Company also holds a 100% interest in the Cerro Quema Project located in Panama and the Lewis Project located in Nevada. The Cerro Quema Project and the Lewis Project are not considered to be material projects for the Company for the purposes of NI 43-101.

THE CAMINO ROJO PROJECT

The following disclosure relating to the Camino Rojo Project has been derived, in part, from the technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”) for the Camino Rojo Project, prepared by Carl E. Defilippi, RM, SME of Kappes, Cassiday and Associates (“KCA”), Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences Incorporated (“RGI”), Michael G. Hester, FAusIMM of IMC and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC, each of whom is independent of the Company and a Qualified Person under NI 43-101. Reference should be made to the full text of the 2021 Camino Rojo Report, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as the 2021 Camino Rojo Report contains additional assumptions, qualifications, references, reliances, and procedures that are not fully described herein.

Unless otherwise indicated, technical information disclosed herein since the release of the 2021 Camino Rojo Report has been updated under the supervision of, or reviewed, in the case of mineral resources, by Michael G. Hester, FAusIMM, at IMC, and in the case of mining and mineral reserves, by Stephen Ling, P.Eng., Director of Technical Services at Orla, each of whom is a “Qualified Person” under NI 43-101.

PROJECT DESCRIPTION, LOCATION, AND ACCESS

The Camino Rojo Project is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 km northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepcion del Oro, Zacatecas, 260 km southwest of Monterrey, and 54 km south-southeast of Newmont’s Peñasquito Mine. The Camino Rojo Project area is centered at approximately 244150E 2675900N UTM NAD27 Zone 14N.

Access to the project site is by the paved four lane Mexican Highway 54 and Route 62, a secondary paved highway that passes through San Tiburcio. Access to the project is limited to one main gate to access process and camp areas, ensuring only authorized employees, contractors, and visitors are allowed onto the property or inside the critical facilities.

Both Monterrey and Zacatecas have airports with regularly scheduled flights south to Mexico City or north to the USA. There are numerous gravel roads within the property linking the surrounding countryside with the two highways, Highways 54 and 62, which transect the property. In addition, there is a railway approximately 40 km east of San Tiburcio. There are very few locations within the property that are not readily accessible by four-wheel drive vehicles.

The Camino Rojo property consisted of seven concessions held by Minera Camino Rojo, a subsidiary of Orla, covering in aggregate 138,636 ha, with one concession expiring in 2057 and the remaining six expiring in 2058. As part of the requirements to maintain the concessions in good standing, bi-annual fees must be paid based upon a per-hectare escalating fee, work expenditures must be incurred in amounts determined on the basis of concession size and age, and applicable environmental regulations must be respected.

ORLA MINING LTD.
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Pursuant to the agreement whereby Orla acquired the Camino Rojo Project from Goldcorp (which was subsequently acquired and is wholly-owned by Newmont0F1 ) (the “Camino Agreement”), Newmont was granted a 2% NSR on all metal production from the Camino Rojo Project, except for metals produced under the sulphide joint venture option stipulated in the Camino Agreement. On October 29, 2020, this 2% NSR royalty that pertains to oxide material was acquired by Maverix Metals Inc. (which was subsequently acquired and is wholly-owned by Triple Flag Precious Metals Corp).

Effective January 1, 2025, a 1.0% royalty is also payable to the Mexican government as an Extraordinary Mining Duty (previously 0.5%), mandated by Federal law, and applies to precious metal production from all mining concessions, regardless of owner or other royalty encumbrances. A Special Mining Duty of 8.5% is also payable to the Mexican government on income derived from mineral production (previously 7.5%).

Orla is the operator of the Camino Rojo Project and has full rights to explore, evaluate, and exploit the property. Pursuant to the option agreement dated November 7, 2017 between Newmont and the Company, if a sulphide project is defined through a positive Pre-Feasibility Study outlining one of the development scenarios A or B below, Newmont may, at its option, enter into a joint venture for the purpose of future exploration, advancement, construction, and exploitation of the sulphide project.

●	Scenario A: A sulphide project where material from the Camino Rojo Project is processed using the existing infrastructure of the Peñasquito mine, mill and concentrator facilities. In such circumstances, the sulphide project would be operated by Newmont, who would earn a 70% interest in the sulphide project, with Orla owning 30%.
●	Scenario B: A standalone sulphide project with a mine plan containing at least 500 million tonnes of Proven and Probable mineral reserves using standalone facilities not associated with Peñasquito. Under this scenario, the sulphide project would be operated by Newmont, who would earn a 60% interest in the sulphide project, with Orla owning 40%.

1 Note: Where applicable, all references to Goldcorp in this AIF have been changed to Newmont.

ORLA MINING LTD.
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Following exercise of its option, if Newmont elects to sell its portion of the sulphide project, in whole or in part, then Orla would retain a right of first refusal on such sale.

On February 26, 2021, Orla announced that it had closed the layback agreement (the “Layback Agreement”) with Fresnillo, which granted Orla the right to expand the Camino Rojo oxide pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concessions, Title 245418, located immediately to the north of Orla’s property, subject to receipt of required permits. The Layback Agreement, originally announced by the Company on December 21, 2020, provides Orla with the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that is within an expanded open pit. Pursuant to the terms of the Layback Agreement, the Company was required to pay total cash consideration of $62.8 million through a staged payment schedule, with remaining payments bearing interest at 5% per annum until the date of payment. The final payment under the Layback Agreement was made by the Company in November 2023. The Layback Agreement is only with respect to the portion of the heap leach material included in the mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles).

Surface rights in the project area are owned by several Ejidos, which are federally defined agrarian communities. The land overlying the mineral resource at the Camino Rojo Project, is controlled by Orla under an agreement with the San Tiburcio Ejido. Exploration work at the Camino Rojo Project has been carried out under the terms of surface access agreements negotiated with the San Tiburcio Ejido and two neighbouring Ejidos.

Camino Rojo SA de CV (then, a Goldcorp subsidiary) executed two agreements that are still current with the San Tiburcio Ejido that cover the Camino Rojo deposit. Camino Rojo SA de CV subsequently passed the rights and obligations of these agreements to Minera Peñasquito SA de CV (then, a Goldcorp subsidiary), who subsequently transferred the rights and obligations to Minera Camino Rojo. Another agreement to cover surface access for exploration was signed in 2018.

The two agreements currently in effect with Ejido San Tiburcio are:

(a)	Previous to Expropriation Occupation Agreement (“COPE”) executed on February 26, 2013 by and between Camino Rojo SA de CV, in its position of “occupant”, and Ejido San Tiburcio, as the owner, with regards to a surface of 2,497.30 ha. In 2022, this surface area was expanded to 2,524.80 ha. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that the Ejido expressly and voluntarily accepts the expropriation of Ejido lands by Minera Camino Rojo, in effect converting the Ejido land to fee simple private land titled to Minera Camino Rojo. In the event that the Federal agency responsible for the expropriation process, the Secretary of Agrarian, Territorial and Urban Development (Secretaría de Desarollo Agrario Territorial y Urbano), denies the petition to cede the Ejido lands to Minera Camino Rojo, the agreement automatically converts to a 30-year temporary occupation agreement. Payments are due on a monthly basis and Minera Camino Rojo has made all required payments. This agreement is valid and expires in 2043 and covers the area of the mineral resources and mineral reserves estimate disclosed in this AIF.

ORLA MINING LTD.
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(b)	Collaboration and Social Responsibility Agreement (“CSRA”), executed on February 26, 2013 by and between Camino Rojo SA de CV, in its position of “collaborator”, and Ejido San Tiburcio, as “beneficiary”, with regards to certain social contributions to be provided in favour of this last CSRA. The rights and obligations of this agreement were passed to Minera Camino Rojo and the agreement stipulates that Minera Camino Rojo will contribute $10,000,000 Pesos annually (which is increased each year in accordance with the inflation rate) to the Ejido to be used to promote and execute diverse social and economic development programs to benefit the Ejido. Additionally, at its discretion, Minera Camino Rojo will provide support for adult education, career training, business development assistance, cultural programs, and scholastic scholarships. The agreement expires when exploration or exploitation activities at the Camino Rojo Project end. Minera Camino Rojo has made all required payments, thus this agreement is valid and remains in effect until mine closure or project cancellation.

Minera Camino Rojo signed a Temporary Occupation Agreement (“COT”) with Ejido La Pardita on August 4, 2022 that covers 4,205 ha for a three-year period expiring on August 3, 2025, which requires annual payments. None of the mineral resources or mineral reserves disclosed in this AIF, nor proposed infrastructure, is located on Ejido La Pardita land. Minera Camino Rojo has made all required payments and the agreement is in good standing.

Minera Camino Rojo signed a COT with Ejido San Francisco Los Quijano on July 22, 2021 that covers 5,322 ha for a four-year period expiring on July 22, 2025, which requires annual payments. None of the mineral resources or mineral reserves disclosed in this AIF, nor proposed infrastructure, is located on Ejido San Francisco Los Quijano land. Minera Camino Rojo has made all required payments and the agreement is in good standing.

Minera Camino Rojo signed a COT with Ejido el Berrendo on July 18, 2024, that covers 2,631 ha for a two-year period expiring on July 17, 2026, which requires annual payments. None of the mineral resources or mineral reserves disclosed in this AIF, nor proposed infrastructure, is located on Ejido el Berrendo land. Minera Camino Rojo S.A. de C.V. has made all required payments, and the agreement is in good standing.

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights controlled by Fresnillo has been acquired by Minera Camino Rojo to mine on a portion of the Guachichil D1 mineral concession that covers the area outside of the Orla concession required for the Camino Rojo Oxide Mine.

No environmental liabilities are apparent on the Camino Rojo Project property. Prior to Orla’s development of the Camino Rojo Project, the property did not contain active or historic mines or prospects, and there were no pre-existing plant facilities nor tailings piles present within the project area. All exploration work has been carried out by Minera Camino Rojo and prior operators in accordance with Mexican environmental standards and regulations. Conditional upon continued compliance, permits for normal exploration activities are expected to be readily attainable.

Exploration and mining activities in Mexico are subject to control by the federal agency of the Secretary of the Environment and Natural Resources (Secretaria del Medio Ambiente y Recursos Naturales), known by its acronym “SEMARNAT”, which has authority over the two principal Federal permits:

●	An Environmental Impact Statement (Manifesto de Impacto Ambiental), known by its acronym as a “MIA” accompanied by a Risk Study (Estudio de Riesgo); and
●	A Change of Land Use (Cambio de Uso de Suelo) permit, known by its acronym as a “CUS”, supported by a Technical Justification Study (Estudio Tecnico Justificativo).

ORLA MINING LTD.
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The Company submitted MIA and CUS permit applications to SEMARNAT on August 29, 2019 and August 30, 2019, respectively, for the construction and operation of an open pit mine as per the project described in the 2019 Camino Rojo Report. Federal environmental authorities approved the CUS permit in December 2019, Minera Camino Rojo made the requisite payment to the National Forestry Commission (Comisión Nacional Forestal) on January 23, 2020 and Minera Camino Rojo received the CUS permit on February 6, 2020, allowing mine development and operation affecting 816.25 ha. The project as described in the 2021 Camino Rojo Report will require an additional CUS permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit was submitted to SEMARNAT in February 2023. In July 2023, the permit was declined for procedural reasons due to SEMARNAT’s internal process timelines. We expect to resubmit the additional CUS permit application in Q2 2025.

With respect to the MIA, Minera Camino Rojo received the MIA permit on August 11, 2020, authorizing mine construction and operation of the project described in the 2019 Camino Rojo Report. The project described in the 2021 Camino Rojo Report requires a modification of the MIA permit to allow for additional production related to development of a pit layback onto lands not considered in the August 2019 permit application, which the Company submitted. In March 2022, the Company submitted for a second modification of the MIA permit to allow for the open pit east-west expansion, as well as waste and low-grade ore stockpiles. In 2024, both MIA modifications were not approved by SEMARNAT. The Company has completed and re-submitted the permit application in November 2024 addressing SEMARNAT’s observations to support and obtain the necessary permits or permit amendments.

Federal regulations require staged postings of a bond or financial guarantee for the estimated cost of reclamation, proportional to the pending reclamation work created by the project in each development phase, as determined by a technical economic study. On November 11, 2020, Minera Camino Rojo submitted the required first stage reclamation bond of $89.5 million Pesos (approximately $4.5 million) which was accepted by the Federal Treasury, with formal notice given to the Federal Attorney General’s Office for Environmental Protection (Procuraduria Federal de Proteccion al Ambiente) on November 13, 2020. All MIA and CUS permit conditions were satisfied, which allowed for site activities to commence for the Project described in the 2019 Camino Rojo Report. In November 2024, the reclamation bond was renewed for $263.5 , million Pesos (approximately $13 million). The increase related to additional disturbance from site activities.

Minera Camino Rojo currently has all major permits required to operate the project described in the 2019 Camino Rojo Report, including the permits by the Secretariat of National Defense (Secretaría de la Defensa Nacional) for the purchase, storage and use explosives in mining activities. There are no impediments to mining and processing activities for the already authorized project. Minera Camino Rojo commenced the start of earthworks on November 26, 2020. Camino Rojo achieved first gold pour on December 13, 2021 and reached commercial production effective April 1, 2022.

Approximately two-thirds of the mineral reserves described below are within the currently permitted mine plan. The remaining portion will require additional permits for an expanded pit, as further described above. These permits are expected to be approved in a reasonable timeline.

HISTORY

The mining concessions comprising the Camino Rojo property were originally staked to the benefit of Canplats de Mexico, S.A. de C.V., a subsidiary of Canplats Resources Corporation (“Canplats”), in 2007. By August of 2008, Canplats drilled a total of 92 RC, and 30 diamond-core holes, for a total of 23,988 and 16,044 m respectively. In October 2009, Canplats publicly released a PEA on the project, which is historical in nature and is no longer current and should not be relied upon.

Canplats was acquired by Goldcorp in early 2010. By the end of 2015, Goldcorp had a total of 295,832 m in 445 diamond core holes, 44,557 m in 188 RC drill holes, and 31,286 m of rotary air blast (“RAB”) drilling had been completed. Airborne gravity, magnetic and transient electromagnetic (“TEM”) surveys were also carried out.

ORLA MINING LTD.
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Mineral reserve and mineral resource tabulations for the Camino Rojo Project were publicly disclosed by Goldcorp as recently as June 2016. The Goldcorp estimates are regarded as historical estimates only and have since been replaced by the current mineral reserve and mineral resource estimates as detailed above under the heading “Summary of Mineral Reserves and Mineral Resources”.

Orla acquired the Camino Rojo Project from Goldcorp in 2017.

For information on mineral production from the Camino Rojo Project subsequent to the 2021 Camino Rojo Report, see “Production, Outlook, and Future Plans” below.

GEOLOGICAL SETTING, MINERALIZATION, AND DEPOSIT TYPES

REGIONAL, LOCAL AND PROPERTY GEOLOGY

The Camino Rojo Project deposit is located beneath a broad pediment of Tertiary and Quaternary alluvium along the boundary between the Mesa Central physiographic province and the Sierra Madre Oriental fold and thrust belt near the pre-Laramide continental-margin. Oldest rocks are Triassic metamorphic continental rocks overlain by Early to Middle Jurassic red beds. Upper Jurassic to Upper Cretaceous marine facies rocks overlie the red beds at a disconformity and comprise a package of shelf carbonate rocks comprising the Zuloaga to Cuesta del Cura Formations and the basin-filling flysch sediments of the Indidura and Caracol Formations. The deposit lies within the southern extent of the northwest striking San Tiburcio fault zone.

On the Camino Rojo Project, a gold-silver-zinc-lead deposit lies concealed below shallow (<1 m to 3 m) alluvial cover in a large pediment along the southwest border of the Sierra Madre Oriental. Small water storage pits and trenches expose a portion of the oxide deposit in the discovery area known as Represa zone. The Late Cretaceous Caracol Formation is the primary mineralization host, and at depth, the upper Indidura Formation is a minor mineralization host along the Caracol contact. The gold-silver-lead-zinc deposit is situated above, and extends down into, a zone of feldspathic hornfels developed in the sedimentary strata, and variably mineralized dacitic dikes. The mineralized zones correspond to zones of sheeted sulfidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Skarn mineralization has been encountered in the deeper portions of the system. The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit at Camino Rojo are consistent with those of a distal oxidized gold skarn deposit. The metal suite and style of mineralization at Camino Rojo are similar to the intrusion-related deposits in the Caracol Formation and underlying carbonate rocks adjacent to the diatremes at the Peñasquito mine.

Mineralization styles in the region include polymetallic and copper-gold skarn and limestone manto (replacement) silver-lead-zinc sulphide ores in the Concepcion del Oro District, approximately 50 km north-northeast of the Camino Rojo Project, and gold-silver-lead-zinc mineralized igneous diatreme-breccia, and sulphide-sulosalt-carbonate veinlets and fracture filings in the Caracol Formation at Newmont’s Peñasquito mine.

MINERALIZED ZONES

The Camino Rojo deposit comprises intrusive related, clastic sedimentary strata hosted polymetallic gold, silver, arsenic, zinc, and lead mineralization. Three stages of mineralization, including two styles of high-grade gold-silver mineralization, have been observed in the Camino Rojo deposit:

●	Stage 1 K-metasomatism (adularia)-pyrite – K-metasomatism with disseminated pyrite replaced the mudstone, siltstone and fine-grained sandstones in the Caracol Formation. Mineralization is typically low-grade gold with 0.1-0.4 g/t.
●	Stage 2 Intermediate Sulphidation (“IS”) veins – IS veins with pyrite-arsenopyrite-sphalerite±galena, calcite and minor quartz. Moderate to high grade gold (0.4 to +4.0 g/t), high zinc grades (0.5 to >2.0% Zn) and high values of As, Pb and Ba, with variable Ag.

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●	Stage 3 LS veins – colloform banded quartz veins, drusy-coxcomb quartz veins, and quartz-cemented, polymictic hydrothermal breccia with pyrite-galena-sulphosalts, adularia and electrum. Moderate to high gold grades (2.0 to 15.0 g/t) with high silver (100 to 500 g/t), and high As and Sb values, but variable to low Zn, Pb, and Ba values.

At hand specimen scale, mineralization is controlled by bedding and fractures. The sandy and silty beds of the turbidite sequences of the Caracol Formation are preferentially mineralized, with pyrite disseminations and semi-massive stringers hosted within them, presumably due to higher syn-mineralizing fluid porosity and permeability relative to the enclosing shale beds. Basal layers of the turbiditic sandstone beds are often preferentially mineralized. Bedding discordant open space filling fractures and structurally controlled breccia zones host banded sulphide veins and sulphide matrix breccias. Some higher-grade vein and breccia zones are localized along the margins of dikes of intermediate composition. Gold-silver mineralization has been observed in drill core over vertical intervals greater than 400 m, with gold-silver mineralization occurring in a broad NE-SW trending elongate zone as much as 300 m wide and 700 m long.

Oxidation was observed to range from complete oxidation in the uppermost portions of the deposit, generally underlain or surrounded by a zone of mixed oxide and sulphide mineralization where oxidation is complete along fracture zones and within permeable strata, but lacking in the remainder of the rock, which then is generally underlain by a sulphide zone in which no oxidation is observed. Oxidation of the deposit is approximately 100%, generally extending from surface to depths of 100 m to 150 m and to depths of as much as 400 m along fracture zones. The underlying transitional zone of mixed oxide/sulphide extends over a vertical interval in excess of 100 m and is characterized by partial oxidation controlled by bedding and fractures. The sandy layers of the turbiditic sequence are preferentially oxidized, creating a stratigraphically interlayered sequence of oxide and sulphide material at the centimetre-scale, with oxidation along structures affecting all strata. Gold bearing strata of the of the Caracol Formation are preferentially oxidized and auriferous zones range from partially to completely oxidized, thus the metallurgical characteristics of mixed oxide/sulphide may vary greatly, with some material exhibiting characteristics similar to oxide material.

The 2021 Camino Rojo Report concludes that the distribution of mineralization at Camino Rojo is controlled by both primary bedding and discordant open space filling structures. Pervasive, near surface oxidation extends to depths in excess of 100 m and extends to greater depths along structurally controlled zones of fracturing and permeability.

DEPOSIT TYPES

The observed geologic and geochemical characteristics of the gold-silver-lead-zinc deposit are consistent with those of a distal oxidized gold skarn deposit. The near surface portion of the Camino Rojo deposit has characteristics consistent with those of the distal skarn zone, transitional to epithermal mineralization, and overlies garnet bearing skarn mineralization encountered in the deeper portions of the system. Skarn deposits often exhibit predictable patterns of mineral zoning and metal zoning. Application of skarn zoning models to exploration allows for inferences about the possible lateral and depth extents of the mineralized system at the Camino Rojo deposit and can be used to guide further exploration drill programs.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

EXPLORATION AND DRILLING

2021 CAMINO ROJO REPORT

The drillhole database used for the Feasibility Study contains 911 drillholes and 370,566 m of drilling. During 2007 and 2008, Canplats drilled 121 holes for 39,831 m of drilling, about 11% of the drilling by metres. This was 92 RC holes and 29 core holes. Between 2011 and 2015, Goldcorp drilled 779 holes for 328,587 m of drilling. These were 95 RC holes, 306 RAB holes, and 378 core holes. The 2015 holes and some of the late 2014 holes were drilled for geotechnical investigations. Orla drilling included in the mineral resource estimate was conducted during 2018 and consisted of 6 RC holes for 803 m of drilling and 5 core holes for 1,345 m of drilling, totalling 11 holes and 2,148 m of drilling. There was limited non-resource drilling completed by Orla in 2018, 2019, and 2020.

The 2021 Camino Rojo Report concludes that the drilling and sampling procedures for the Camino Rojo drill samples are reasonable and adequate and there do not appear to be any drilling, sampling, or recovery factors which would materially impact the accuracy and reliability of the results that are included in the database used for the mineral resource estimate or the mineral reserve estimate.

In addition to the 11 holes drilled by Orla used in the mineral resource model database, through the effective date of the 2021 Camino Rojo Report, Orla completed geotechnical, metallurgical, condemnation, regional exploration, sulphide zone exploration, and water exploration and development drilling totalling 21.8 km, as summarized in the table below.

Non-Resource Drilling Completed by Orla, 2018, 2019 and 2020

Purpose	Drillhole Type	Total Number of Holes	Total (m)
Clay Exploration	DDH	5	56.00
Condemnation	RC	7	1,767.85
Geotech Infrastructure Substrate	DDH	19	323.35
Geotech/Condemnation	DDH	4	642.00
Metallurgy	DDH	14	2,288.50
Infill/Sulphide Zone	DDH	3	1,959.70
Regional Exploration	RC	26	7,748.50
Monitoring Wells	RC/rotary	11	916.51
Water Exploration	RC	16	5,340.51
Water Production	RC/rotary	2	715.60

The clay exploration drilling indicated that clay required for leach pad and pond construction is present but was not able to confirm adequate amounts. The condemnation holes verified that the proposed sites for project infrastructure will not impede development of mineral resources. The geotechnical holes provided the information necessary to determine pit slope stabilities and design criteria for the process plant, leach pad, waste dumps, and ponds, and confirmed that the proposed locations for each are suitable. Metallurgical drillholes provided material for testing. The water exploration, monitoring, and development drilling provided information needed for hydrologic modeling and indicated that wells at the project site can provide an adequate water supply to the Camino Rojo Project.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

EXPLORATION SUBSEQUENT TO THE 2021 CAMINO ROJO REPORT

2021 Exploration

In addition to the Camino Rojo sulphide zone directional diamond drilling program (started in Q4 2020) that was completed in early April 2021 (4,119 metres drilled in 2021, of the 2020-21 program totaling 6,079m), the Camino Rojo regional exploration program continued in 2021 and included geophysical airborne (drone) magnetic survey (approximately 319 square km), RAB reconnaissance drilling as well as soil geochemical sampling and mechanical trenching. In addition, a geophysical IP (induced polarization) survey totaling 85.7 line-km has been completed. This target definition work led to the definition of exploration targets to the north-east and south-west of the Camino Rojo deposit as well as over an area located 3 km to the south.

2022 Exploration

Near-mine exploration continued in 2022 and consisted of directional diamond drilling at the Camino Rojo sulphide zone (9,174 m drilled) as well as conventional diamond drilling to test for near-pit oxide mineralization extension (3,093 m drilled). Drilling at the Camino Rojo sulphide zone has continued to confirm the continuity of wider, higher-grade (>2 g/t) gold mineralization and better defined the geological controls on gold mineralization. Near-pit oxide extension drilling has indicated potential for additional oxide material near the current ultimate pit boundaries.

Regional exploration also continued in 2022. The regional exploration program included geophysical airborne (drone) magnetic survey (approximately 271 square km), induced polarization survey (approximately 125 line-km), and RAB, RC, and diamond drill core drilling of priority exploration targets to the northeast and southwest of the Camino Rojo Oxide Mine deposit.

2023 Exploration

In 2023, Orla conducted near-mine exploration drilling, completing 2,500 meters of core drilling to validate oxide gold mineralization on the Fresnillo plc property that is subject to the Layback Agreement. This area is situated directly north of and adjacent to the Camino Rojo Oxide Mine open pit. Additionally, Orla executed 4,000 meters of drilling, focusing on extending oxide gold mineralization along key structures that control deeper levels of oxide mineralization, both within and beyond the existing design of the oxide open pit.

Orla also completed 35,070 meters of directional and conventional drilling to complete the infill drilling program of higher-grade parts of the Camino Rojo Sulphides deposit. Selected drillholes on the infill program were also extended to test potential extensions of sulphide mineralization below the currently defined mineral resource (referred to as Zone 22). Additionally, a separate drill section consisting of four drillholes (2,607 meter) was executed 450 metres down plunge of the existing resources. This drill section tested and confirmed the open extension of the mineralization into lower stratigraphic formations.

Regional exploration also continued in 2023. The regional program included drill testing exploration targets along the northwest-southeast mine trend and northwest-southeast mine trend. Target generation activities also continued, including geophysical airborne (drone) magnetic survey (approximately 207 square km) ground gravity survey (approximately 66 square km), soil geochemical survey, geological mapping and prospecting.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

2024 Exploration

In 2024, Orla completed 2,040 m of drilling to follow-up on near-pit oxide drilling completed near the southeast pit wall in 2023. Follow-up drilling intersected low-grade oxide mineralization. No additional drilling is currently planned.

The first drill program specifically targeting the extension of the Camino Rojo deposit, Zone 22, was completed, successfully. Results from this recent drilling are expected to support a maiden mineral resource. Zone 22 resource is expected to be included in the first underground resource estimate for Camino Rojo sulphide mineralization in Q2 2025.

Regional exploration was limited due to permitting restrictions. The regional program drill tested one target along the southwest mine trend and three targets along the southeast mine trend. Target generation activities continued, including airborne (drone) magnetic survey (153 Km²), ground gravity (58 Km²), 3D DCIP survey over El Toro target (40 line Km), soil geochemical survey, geological mapping, and prospecting.

See “Production, Outlook, and Future Plans” below for information on planned exploration activities subsequent to December 31, 2024.

SAMPLING, ANALYSIS, AND DATA VERIFICATION

Drilling and survey procedures observed are to acceptable industry standards, are appropriate to the deposits being drilled and are appropriate for mineral resource estimation.

Core and RC samples are commonly taken at one and half metre intervals. According to the current procedures, the core sample intervals take into consideration the boundaries between different material and rock types. All samples are immediately removed from the field upon drilling and core is marked up in the core shed in a secure facility located at the exploration camp. Drill core sampling intervals are defined then cut in half with a diamond saw along the core length. Samples are collected by an ALS Minerals truck and driven directly to the ALS sample preparation facility in Zacatecas.

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods.

Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by Qualified Persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab.

ALS Laboratories is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

MINERAL PROCESSING AND METALLURGICAL TESTING

Historical metallurgical test work programs on the Camino Rojo property were commissioned by the prior operators of the project between 2010 and 2015. A confirmatory metallurgical test program was commissioned by Orla in 2018 to confirm the results and conclusions from the previous campaigns. In total, 107 column leach tests (85 on representative samples for the material types and pit area) and 164 bottle roll tests had been completed to date the date of the 2021 Camino Rojo Report on the Camino Rojo ore body as well as physical characterization and preliminary flotation test work.

Based on the metallurgical tests completed on the Camino Rojo deposit, key recovery parameters (based on an 80 days leach cycle) include:

●	Estimated gold recoveries (including 2% field deduction) of:
●	70% for Kp Oxide;
●	56% for Ki Oxide;
●	60% for Trans-Hi; and
●	40% for Trans-Lo;
●	Estimated silver recoveries (including 3% field deduction) of:
●	11% for Kp Oxide;
●	15% for Ki Oxide;
●	27% for Trans-Hi and
●	34% for Trans-Lo.

The key design parameters are based on a substantial number of metallurgical tests including 85 column leach tests on samples representative of domains in the current deposit model. These 85 representative samples from documented drill holes with good spatial distribution in the proposed pit include 41 columns tests on Kp Oxide material, 7 column tests on Ki Oxide material, 16 column tests on Trans-Hi material and 21 column tests on Trans-Lo material. The 22 non-representative columns were excluded based on materials not in the mineral reserves and samples outside pit area.

An additional 54 bottle roll leach tests with direct correlations with the column tests have been included as part of the evaluation to support these results and conclusions.

In general, the Camino Rojo deposit shows variability in gold and silver recoveries based on material type and geological domain with preg-robbing organic carbon being the only significant deleterious element identified, which is primarily associated with the transition material at depth along the outer edges of the deposit. Recoveries for the oxide material are good and will yield acceptable results using conventional heap leaching methods with cyanide. Recoveries for the transition material are lower compared with the oxide material for conventional leaching with some areas of transition showing reasonably high recoveries. Reagent consumptions for all material types are reasonably low.

Preg robbing, a phenomenon where gold and gold-cyanide complexes are preferentially absorbed by carbonaceous, and to a lesser extent, other material within the orebody, presents a low risk to the overall project. A significant investigation by Orla into the preg robbing material indicates that potentially preg robbing material represents a small percentage of the total material to be processed and will not be encountered until later in the project life and can be mitigated by proper ore control.

Since the start of operations in commercial production on April 1, 2022, site laboratory testing and external third-party laboratory tests are completed regularly to ensure the gold and silver recovery estimates, along with other processing parameters, are appropriately calibrated for production forecasting and mineral reserves.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

MINERAL RESOURCE ESTIMATES

See “Summary of Mineral Reserve and Mineral Resource Estimates” above for the mineral resources estimate table.

The mineral resource estimate includes potential mill resources, which are sulphide dominant, and the potential heap leach resources, which are oxide dominant and were the emphasis of the 2021 Camino Rojo Report. The mineral resources are based on a block model developed by IMC during November 2023. This model incorporated recent Orla drilling program and updated geologic models.

The gold and silver mineral resource includes material amenable to heap leach recovery methods (leach material) and material amenable to mill and flotation concentration methods (mill material). The resources amenable to heap leach methods are oxide dominant and were the emphasis of the updated Feasibility Study.

The lead and zinc mineral resources are in sulphide dominant material and are recovered along with the gold and silver in the mill material.

The mineral resources from the leach material are reported inclusive of those mineral resources that were converted to mineral reserves. The mineral resources from the mill material were excluded from the mine design in the 2021 Camino Rojo Report and the current year-end 2024 mineral reserves estimate.

There are certain risks associated with the mineral resource estimate that investors should be aware of. Please see “Risk Factors – The Camino Rojo Project mineral resource estimate assumes that the Company can access mineral titles and lands that are not controlled by the Company” and “Risk Factors – Mineral resource estimations for the Camino Rojo Project are only estimates and rely on certain assumptions”.

Except as set out herein, neither the Company nor the authors of the 2021 Camino Rojo Report believe that there are significant risks to the mineral resource estimates based on environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. The Camino Rojo Project is in a jurisdiction friendly to mining. The most significant risks to the mineral resource are related to economic parameters such as prices lower than forecast, recoveries lower than forecast, or costs higher than the current estimates.

The mineral resource estimate was prepared based on the Qualified Person’s reasoned judgment, in accordance with CIM Best Practices Guidelines and his professional standards of competence, that there is a reasonable expectation that all necessary permits, agreements and approvals will be obtained and maintained, including the additional agreement with Fresnillo to allow mining of waste material on its mineral concessions. In particular, when determining the prospects for eventual economic extraction, consideration was given to industry practice, and a timeframe of 10-15 years.

MINERAL RESERVE ESTIMATES

See “Summary of Mineral Reserve and Mineral Resource Estimates” above for the mineral reserves estimate table.

The effective date of the updated mineral reserve estimation is December 31, 2024. The mineral reserve estimation is based on an open pit mine plan and mine production schedule developed by Orla. Processing is based on crushing and heap leaching to recover gold and silver. The mineral reserve, relies on the mineral resources with an effective date of December 31, 2024, is based on a gold price of $1,750 per ounce and a silver price of $22.00 per ounce. Measured mineral resource in the mine production schedule was converted to proven mineral reserve and indicated mineral resource in the schedule was converted to probable mineral reserve.

The mineral reserve estimate was calculated based on an NSR considering the gold and silver proportions with a block. The NSR cut-off is US$7.85 per tonne, which includes the processing, G&A, ore rehandle, and sustaining capital costs.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

The mineral reserve estimate includes allowances for mining dilution and ore loss as compositing assays into composites and estimating blocks with multiple composites introduces some smoothing of model grades that are analogous to dilution and ore loss effects. Current pit surfaces and new cost assumptions were used in the dilution and ore loss comparison. The Company believes that reasonable amounts of dilution and loss were incorporated into the block model used for the mineral reserve estimate.

All of the mineralization comprised in the mineral reserve estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. In the 2021 Camino Rojo technical report, all material to be mined on the Fresnillo mineral concession was considered waste, however, the current mineral reserves does not include such constraint as per the Layback Agreement. See “Mineral Projects – Camino Rojo – Project Description, Location, and Access” for additional information.

Approximately two-thirds of the mineral reserves are within the currently permitted mine plan. The remaining portion will require a CUS and related permit amendments for an expanded pit.

Orla does not believe that there are significant risks to the mineral reserve estimate based on metallurgical or infrastructure factors or environmental, permitting, legal, title, taxation, socio-economic, marketing, or political factors. There has been a significant amount of metallurgical testing and the infrastructure requirements are relatively straightforward compared to many operations. However, recoveries lower than forecast would result is loss of revenue for the project. There has also been some potential preg-robbing material identified in the deposit, as discussed in the 2021 Camino Rojo Report, but this does not appear to represent a significant risk.

There is risk to the mineral reserve estimate based on mining factors. The slope angle assumptions are based on careful application of wall control blasting. Failure of the wall control blasting to perform as expected would result in less ore available for the process plant and potentially a shorter project life. Other risks to the mineral reserve estimate are related to economic parameters such as prices lower than forecast or costs higher than the current estimates. The impact of these is modeled in a sensitivity analysis on a regular basis.

MINING OPERATIONS

Camino Rojo open pit mining commenced in August 2021.

The Camino Rojo mine is a conventional open pit mine. Mine operations consist of drilling medium diameter blast holes (approximately 17 cm), blasting with either explosive slurries or ammonium nitrate/fuel oil (“ANFO”) depending on water conditions, and loading into large off-road trucks with hydraulic shovels and wheel loaders. Ore is delivered to the primary crusher and waste is delivered to the waste storage facility southeast of the pit.

Contract mining services is used at the Camino Rojo open pit and is currently provided by Grupo Contrucciones Planificadas SA de CV (Construplan). The contractor’s loading units consists of 120 t class backhoe excavators and 130 t class wheel loader, while the main hauling truck fleet has a capacity of 100 t.

The mine plan is based on three mining phases. The phase 1 starter pit will target relatively high-grade mineral reserves in the central portion of the deposit. Phase 2 pushes the pit to final mining limits in the south and in a portion of the east and west side. The phase 3 final pit pushes walls to final positions in the north, east and west side. The mine plan was developed to supply ore to a conventional crushing and heap leach facility with the capacity to process 18,000 tonnes per day (“tpd”). There is also a low-grade stockpile facility to store marginal resource for processing at the end of commercial pit operations.

In 2024, the majority of the mining occurred in Phase 1 with some small amounts of stripping in Phase 2. The total material moved in 2024 was 16,177,269 tonnes with 7,613,734 of ore at an average gold grade of 0.86 g/t Au containing 209,316 ounces of gold.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

PROCESSING AND RECOVERY OPERATIONS

Camino Rojo Project commenced operation in October 2021, followed by the stacking circuit in November 2021 and the Merrill-Crowe plant in December 2021. The first gold pour occurred on December 13, 2021 and commercial production was achieved effective April 1, 2022. Ore delivered from mine to the crushing circuit using haul trucks which will direct-dump into a dump hopper; front-end loaders will feed material to the dump hopper as needed from a run of mine (“ROM”) stockpile located near the primary crusher. The ore is crushed to a final product size of 80% passing 28mm (100% passing 38mm) using a two-stage closed crushing circuit. The crushing circuit will operate 7 days/week, 24 hours/day with an overall estimated availability of 75%.

The crushed product is stockpiled using a fixed stacker, reclaimed by belt feeders to a reclaim conveyor, and conveyed to the heap stacking system by an overland conveyor system. Pebble lime is added to the reclaim conveyor belt for pH control; agglomeration with cement is not needed.

Stacked ore is leached using a drip irrigation system for solution application; sprinkler irrigation will be used after several years of operations to increase evaporation rates and avoid the need for water treatment from pit dewatering. After percolating through the ore, the gold and silver bearing pregnant leach solution will drain by gravity to a pregnant solution pond where it is collected and pumped to a Merrill-Crowe recovery plant. Pregnant solution is pumped through clarification filter presses to remove any suspended solids before being deaerated in a vacuum tower to remove oxygen. Ultra-fine zinc dust is added to the deaerated pregnant solution to precipitate gold and silver values, which is collected by precipitate filter presses. Barren leach solution leaving the precipitate filter presses flows to a barren solution tank and is then pumped to the heap for further leaching. High strength cyanide solution is injected into the barren solution to maintain the cyanide concentration in the leach solutions at the desired levels.

The precipitate from the Merrill-Crowe recovery plant is processed in the refinery. Precipitate is treated by an electric mercury retort with a fume collection system for drying and removal of mercury before being mixed with fluxes and smelted using an induction smelting furnace to produce the final doré product.

An event pond and pregnant solution pond are used to collect contact solution from storm or solution surge events if required. Solution collected will be returned to the process as soon as practical. Evaporators will be installed in the event pond after several years of operation, or as needed, to control excess solution generated by pit dewatering.

Camino Rojo is design for an annual process capacity of 6.57 million tonnes at a crushing rate of 18,000 tonnes per day.

The gold recoveries for oxide material ranges from 56% to 70% and transitional material ranges from 40% to 60%, with the overall gold recovery around 62%. The silver recoveries for oxide material ranges from 11% to 15% and transitional material ranges from 27% to 34%, with the overall silver recovery of 20%.

In 2024, Camino Rojo stacked 7,204,928 tonnes at an average gold grade of 0.88 g/t Au for a total of 136,748  oz gold produced.

INFRASTRUCTURE

Camino Rojo buildings are primarily prefabricated steel buildings or concrete masonry unit buildings and include an administration building, mine camp facilities, a Merrill-Crowe Process Facility, refinery, laboratory, process maintenance workshop, reagent storage building, mine truck shop, contractor mine office building, light duty truck shop, fuel stations, warehouse, explosives magazine, guard house, and medical clinic.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Power supply to the Camino Rojo Project is connected to the national grid at Concepción del Oro. Overhead powerlines connect 34.5 kV, three phase and 60 Hz power system, to a metering and switching substation located nearby. Power from the main substation is distributed at 34.5 kV. Emergency power generators supply electric power to critical process equipment, the mine camp, and the raw water pumping system. Internet and limited cellular communications are currently available, though these systems will be expanded for operations.

Total site water supply is sourced from production wells located within the property boundary. Total water consumption for 2024 averaged 25.3 liters per second@ (“L/s”) with a peak water demand of 45.4 L/s. Several production wells have been drilled between 2 km to 4 km from the raw water tank.

The project infrastructure includes a one km by 30 m air strip to allow for small passenger planes to land and take off at the project site. The air strip does not include any infrastructure or provisions for fueling or maintenance of planes or other aircraft.

The onsite operations camp consists of 112 rooms with a capacity of 176 persons.

Additional infrastructure for the Camino Rojo Project includes an-exploration office, core preparation, and storage facility located in San Tiburcio.

ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

Baseline environmental studies required for mine permitting were commissioned by Orla in April 2018 and were completed in May 2019 by independent consultants.

A key objective of the Company is to design, build and operate the Camino Rojo Project in such a way that it does not cause significant adverse effects during construction, operation, closure, and post-closure. To aid this objective, a number of environmental management plans were developed prior to the start of construction. Reclamation will be undertaken during mining activities where possible, but the majority of work will occur after the completion of mining and final gold recovery. The reclamation land use objective will be to return the land to its traditional use as a grazing area for goats and wildlife habitat. Costs for concurrent reclamation and closure have been estimated at $28.6 million over the life of the project (in addition to $7.6 million for G&A costs during closure activities). These costs are in addition to any reclamation and closure costs considered in the normal operating and sustaining cost estimates.

Through the agreements established with the ejidos of San Tiburcio, El Berrendo, La Pardita, and San Francisco de los Quijano, the Company has committed to making fair payments for land leases, which have allowed the Company to continue its activities of exploration and mining without interruption. These agreements entail commitments to various forms of social support, including scholarships, upgrades to community infrastructure, initiatives for social and economic development, impact investments, as well as provisions of food and medicines to support the most vulnerable members of the community. The agreements follow procedures and frameworks determined by the Mexican Agrarian Law. Furthermore, the Company has instituted a community response mechanism to address and resolve community requests, concerns, and complaints. The Company also maintains a dedicated community relations team to ensure the effectiveness of its corporate social responsibility initiatives.

CAPITAL AND OPERATING COST

Item	2024 Actual	2025 Guidance
Sustaining Capital ($m)	$16.4	$10.0
Non-Sustaining Capital ($m)	$12.8	$7.0
All-In Sustaining Cost(1) ($/oz)	$805	$875-$975

Note: (1) All-in sustaining cost is a non-GAAP measure. See “Non-GAAP Measures” above.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Camino Rojo’s sustaining capital expenditures during 2024 were $16.4 million, which included the construction of the second phase of the heap leach pad, and other several small operational improvement activities and equipment.

PRODUCTION, OUTLOOK, AND FUTURE PLANS

PRODUCTION

Camino Rojo achieved first gold pour in December 2021 and commercial production was achieved effective April 1, 2022. The following table sets forth production at Camino Rojo since the first gold pour in December 2021. For additional information, see the heading “Discussion of Operations – Camino Rojo Operational Update” in the Company’s management’s discussion and analysis for the financial year ended December 31, 2024.

		Mined Grade(1)		Stacked Grade	Gold Production
Year	Ore Mined (t)	(g/t)	Ore Stacked (t)	(g/t)	(oz)
2021	2,058,041	0.71	1,188,328	0.74	2,422
2022	8,299,621	0.71	6,882,063	0.82	109,596
2023	7,436,960	0.75	7,005,694	0.79	121,877
2024	7,613,734	0.86	7,204,928	0.88	136,748

Note: (1) Includes low grade material that was stockpiled.

Production in 2025 will continue from the Phase 1 pit while pushing back to the next phases of the pit. Camino Rojo is expected to produce 110,000 oz to 120,000 oz at an AISC of between $875-975/oz. Sustaining capital expenditures is expected to decrease from $16.4 million in 2024 to $10.0 million in 2025 and is primarily related to the completion of the crushed material stockpile dome. Non-sustaining capital expenditures is expected to decrease from $12.8 million in 2023 to $7.0 million in 2024, including the capitalized exploration drilling and early design work, including geotechnical for permitting support for the sulphide project as the main contribution.

PLANNED 2025 EXPLORATION

In 2025, Orla expects to focus on infill drilling to convert the upper 500-600m of Zone 22 to the indicated resource category. Regional exploration will continue to focus on target generation and drill testing, with the goal of discovering and defining new oxide mineralization that could extend the Camino Rojo life of mine.

THE MUSSELWHITE MINE

The following disclosure relating to the Musselwhite Mine has been derived, in part, from the technical report title “Technical Report – Musselwhite Mine Project, Ontario, Canada” with an effective date of November 18, 2024 (the “Musselwhite Report”) for Musselwhite, prepared by Ryan S. Wilson, P. Geo., David Frost, FAusIMM, Daniel Gagnon, P.Eng., of DRA Americas Inc. (“DRA”), James Theriault, P.Eng., of SLR Consulting (Canada) Ltd. (“SLR”), Paul Gauthier, P.Eng., Paul Palmer, P.Eng. and William Richard McBride, P.Eng., of WSP Canada Inc. (“WSP”), each of whom is independent of the Company and a Qualified Person under NI 43-101. Reference should be made to the full text of the Musselwhite Report, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as the Musselwhite Report contains additional assumptions, qualifications, references, reliances, and procedures that are not fully described herein.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Unless otherwise indicated, technical information disclosed herein since the release of the Musselwhite Report has been updated under the supervision of, or reviewed, in the case of mineral resources, by Craig Green, P.Geo., Chief Production Geologist at the Musselwhite Mine, and in the case of mining and mineral reserves, by Jack Lawson, P.Eng., Engineering Superintendent at the Musselwhite Mine, each of whom is a “Qualified Person” under NI 43-101.

PROPERTY DESCRIPTION AND LOCATION

The Musselwhite Mine property is located in the Patricia Mining District in north-western Ontario; National Topographic System (NTS) 53 B/9, latitude 52°36'50" N and longitude 90°21'43" W. UTM Coordinates correspond to NAD83 UTM Zone 15N. The Musselwhite Mine is located on traditional territory of North Caribou Lake First Nation, in the Kenora District of Ontario, Canada. The operation is approximately 500 kilometers north of Thunder Bay and is accessible by road via Ontario highways ON-17 and ON-599N and by air.

The property is accessed by chartered air service from Thunder Bay and a weekly community flight is from Sioux Lookout/Pickle Lake and touches down in the Cat Lake, North Caribou Lake, Kingfisher Lake and Wunnumin Lake. A gravel air strip suitable for STOL-type (short take-off and landing) aircraft is maintained year-round. The communities of Mishkeegogamang and Pickle Lake have year-round road access while communities north of Pickle Lake only have winter road access. For the remainder of the year, access to these northern communities is by aircraft.

Road access to the Musselwhite site by the all-weather gravel road from the Town of Pickle Lake includes 42 km of access road that begins at the North Road approximately 160 km from Pickle Lake. There are six (6) Bailey type bridges between Pickle Lake and the turnoff to Musselwhite and one bridge built to Ontario Ministry of Natural Resources (“MNR”) standards on the Musselwhite access road..

Musselwhite is comprised of 940 exploration claims and 338 mining leases, issued under the Ontario Mining Act. Orla holds a 100% interest in the claims and leases which are registered under Musselwhite Mine Ltd. The total of 338 leases covers a total leased area of 5,427 hectares. The mining leases are surrounded by the 940 exploration claims that cover 60,222 hectares covering most of the North Caribou Greenstone Belt (“NCGB”). The Mining Act of Ontario grants and renews mining rights to leases and patents for a period of 21 years. Renewal/expiry of the Musselwhite Mine leases will occur between 2025 and 2033.

Surface rights have also been granted by the Government of Ontario with the mining leases, with the exception of waterways and lakes.

There are currently three (3) open and active royalty agreements, with two being actively paid. The two agreements being paid currently are noted as follows:

●	1975 – Musselwhite Brothers, Brian Musselwhite; Goldcorp Canada Ltd.; Vivian Musselwhite. Started 8/8/1980 – $40,000 per year advanced royalty, and;
●	1980 – Gold Fields Resources, currently Franco Nevada, Franco-Nevada Corporation; Goldcorp Canada Ltd. Started 9/30/1980 – 5% net profit interest.

The third open agreement, which is not being paid currently as it applies to areas outside of the current mine plan is detailed as follows:

●	2017 – Premier Gold Mines NWO Inc., Franco-Nevada Corporation; Goldcorp Canada Ltd.; Goldcorp Inc.; Premier Gold Mines Limited; Premier Gold Mines NWO Inc. Started 7/19/2017.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

HISTORY

As of February 28, 2024, Musselwhite Mine has milled approximately 30.5 Mt of ore at a head grade of about 5.68 g/t Au, for a total of over 5.5 million recovered ounces.

The Musselwhite Mine has a long and storied history that spans over four (4) decades and is summarized in Table 1.1.

Table 1.1 – Musselwhite Mine Chronology

Year	Description

1960	Harold and Alan Musselwhite prospect the region.
1962

Gold first discovered in the area by brothers Harold and Allan Musselwhite of Kenpat Mines Ltd. (the “Musselwhite Brothers”) who found erratic gold mineralization in a quartz vein on the north side of Opapimiskan Lake and several showings in iron formation on the south side of the lake.

1962 to 1973	Early exploration and claims to gold at the site
1973	The Musselwhite Prospecting Grubstake is initiated.
1973 to 1984	Several exploration campaigns are carried out.
1983	The Musselwhite Joint Venture is formed.
1985 to 1986	Surface drilling confirms a discovery with economic potential has been made.
1986 to 1987	A Pre-Feasibility Study is completed.
1988 to 1989

An underground exploration program is completed. The three (3) remaining partners, Placer Dome (43%), Inco Gold (32%) and Corona (25%), initiate a feasibility study. The economics do not justify developing the mine.

1992 to 1993	A drilling program focuses on the OP and PQ mineralized zones.
1993	Placer Dome purchases the 25% share of Musselwhite, acquired by Homestake Mining Co. through the latter's merger with Corona.
1994	An underground program begins on the T-Antiform structure. The PQ zone is explored by surface diamond drilling.
1994 to 1995	Sinking of exploration shaft commences.
1995	All-weather road connection to north road is completed. Portal excavation commences.
1996

The Musselwhite Joint Venture partners decide to put the property into production, and construction begins immediately following completion of a feasibility study. Underground development of the T-Antiform deposit, and open pit mining of the OP zone, begin.

1997	The first gold bar is poured on March 10, 1997, and the mine enters commercial production on April 1, 1997. Production from the open pit is suspended in August 1997.
2001	One million ounces are produced as of November 7, 2001.
2002	Underground crusher and conveyor are commissioned.
2002 to 2003	The merger of Kinross, TVX, and Echo Bay is completed. The new Kinross Gold Corporation (“Kinross”) acquires approximately 32% of the Musselwhite Mine.
2003	PQ Deeps deposit discovered. This deposit is notably higher grade than the existing mine’s reserve at the time.
2005	Mine produces record 250,383 ounces of gold.
2006	Barrick successfully completes take-over of Placer Dome and sells Musselwhite Mine to Goldcorp Canada Ltd.
2006	Total gold production reaches 2 million ounces.
2007	Mining commenced in the Esker Deposit. Goldcorp acquired the 32% Kinross Gold Corporation participation becoming the 100 % owner.

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Year	Description

2010	Third millionth ounce pour. In February Musselwhite becomes the first Canadian Mine to adopt the International Cyanide Code.
2011	Esker Vent shaft sinking project commenced.
2012	June the site was evacuated, except for a skeleton crew, due to a severe forest fire. It was stopped by the MNR fire fighters, mostly aircraft, very close to the Esker site.
2014

September Harmonic filter bank installed and commissioned at Esker site; Poured cumulative 4,000,000 oz Au on July 31, 2014; Abandonment of the Esker Mine Shaft Project; the 6.2 m (20.3 ft) diameter shaft is now used as an exhaust raise from 315 m (1,033.5 ft) L. The Esker Mine Shaft Project was cancelled in favour of the new Winze Project.

2015	Total gold production reaches 4 million ounces.
2016

Materials Handling Project works commence; The unlined raise (“Esker Mine Shaft”) was completed in 2016. Two new 2,012 kW (1,500 hp) variable pitch downcast fans were installed for this project and also to upgrade existing mine ventilation.

2017	Implementation of multi-unit tele-remote scoop operation on site and remote mucking operation from Thunder Bay office. Underground tagging and tracker system (Electronic Tag Board) implemented.
2018	Musselwhite Integrated Remote Operations Centre (“IROC”) opened in Thunder Bay in June to provide tele remote operational support to the underground mining operations
2019	Newmont acquired Musselwhite in connection with its $10-billion acquisition of Goldcorp in 2019. Materials Handling Project completed, with the first ore processed in Q1.
2019 to 2021

Conveyor system caught fire on March 29, leading to a power shutdown and subsequent flooding that would halt production for a period of nearly 1 year. Restoration efforts were nearing completion when Covid-19 pandemic related shutdowns led to further commissioning delays in 2020 and 2021.

2020	Geotechnical studies and Map3D numerical model completed to assess the proposed mine plan and provide guidance on PQD Extension 1.
2021

Strategic planning session with a cross-functional team to understand the potential of the PQD orebody / align on the path to add PQD reserves to the LoM. Supported by completion of much technical work / test work / studies.

2022	In 2022, Musselwhite transitions all line-of-sight load, haul and dump activities underground to fully remote operations with the introduction of automation technology.
2023	Electrical Upgrade completed - The Wataynikaneyap Project, expands the power capacity line serving Musselwhite Mine from a maximum site capacity of 19,500 kW to 23,000 kW.
2024	As announced on November 18, 2024, Orla agreed to acquire Musselwhite from Newmont. The acquisition was completed on February 28, 2025.

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GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL, LOCAL AND PROPERTY GEOLOGY

The North Caribou Greenstone Belt (“NCGB”) is located in the middle of the North Caribou terrane of the Western Superior Province, on the south side of a large-scale crustal boundary between the North Caribou Core and Island Lake Domain (Stott et al., 2010). It comprises nine (9) volcanic-dominated assemblages formed during two major magmatic phases dated at ca. 2980 and ca. 2870 Ma. Sedimentary-dominated assemblages lie in the core of the NCGB, and are interpreted to have been deposited after 2980 Ma in the northern NCGB, and after 2850 Ma in the southeastern NCGB. Stratigraphic correlations between assemblages of the NCGB are based on the nature of their contacts, geochronological constraints, and geological and geochemical characteristics of their respective sequence. All assemblages are metamorphosed ranging from greenschist to amphibolite, with rare pockets of granulite. The NCGB is bounded by five (5) main intrusive phases emplaced during the two magmatic phases at ca. 2870-2850 Ma and ca. 2750-2690 Ma (Oswald, 2018).

The envelope of the main structural fabric and fold structures is roughly parallel to the contact of the narrow, elongate, two-arc shape of the North Caribou belt. Three (3) major phases of ductile to brittle-ductile deformation have been documented (D1, D2, D3) with the dominant regional structural pattern being related to D2. Gold occurrences have been identified in seven of the nine assemblages of the NCGB. Other commodity occurrences include Ag-Zn-Pb-Cu, Zn-Cu-Pb and Pt-Pd. Gold is frequently spatially associated with D2 related structures. Most gold occurrences are quartz-vein type hosted in mafic volcanic rocks and silicate facies iron formation, with subordinate mineralization hosted in biotite and amphibolite schists. (Oswald, 2018).

MINERALIZED ZONES

Mineralization at Musselwhite is predominantly found in sub-vertical high strain zones in the favourable silicate facies of the Northern Iron Formation, and to a lesser extent the oxide facies in both the Northern and Southern Iron Formation. Significant mineralization is also locally hosted in mafic volcanics and garnet-biotite schists in the West Limb deposits. In addition to the main hosts of mineralization, anomalous gold concentrations also occur property-wide and within all of the major lithologies. A positive correlation exists between gold and pyrrhotite mineralization in the Northern Iron Formation silicate facies. In general terms, this translates to 1 g/t Au for each percentage increase in pyrrhotite, up to approximately 15% pyrrhotite. This correlation between gold and pyrrhotite does not apply to mineralization in the Southern Iron Formation or the West Limb, shown with stratigraphic and structural relationships on a composite geology vertical section in Figure 1.3.

Mineralization is sulfide replacement of iron formation with quartz-pyrrhotite flooding and veining. Mineralization is best developed where structural permeability has been increased, either by folding, brittle or ductile deformation or in combination. Mineralization is thought to have been emplaced during D2 deformation and peak metamorphism (Oswald, 2018).

Quartz-pyrrhotite veins/floods are composed of massive, glassy blue to grey quartz with up to 20% fine to medium-grained pyrrhotite locally and occur as anastomosing networks of multiple veinlets that pinch and swell along strike as well as up and down dip. Accessory minerals include albite, almandine garnet and calcite, minor arsenopyrite, pyrite, chalcopyrite, and native gold. Sulfide mineralization in the veins is strongly structurally controlled, occurring within small-scale boudins, along the margins of the veins and as fine stringers within the vein itself. Sulfide replacement style mineralization is characterized by 2% to locally 15% fine-grained disseminated pyrrhotite, trace to locally 2% arsenopyrite, trace to 2% pyrite. Gangue minerals consist of almandine garnet, quartz and or chert, grunerite, actinolite, biotite, magnetite, calcite with accessory epidote and zircon.

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Visible native gold is commonly observed as isolated specks within quartz. The majority of the gold occurs in pyrrhotite micro-fractures within garnet-rich, silicate domains.

DEPOSIT TYPES

The mineralization at Musselwhite Mine can be classified as an Iron Formation-hosted gold deposit. Typically, gold in these deposits occurs in cross-cutting quartz veins and veinlets or as fine disseminations associated with pyrite, pyrrhotite, and arsenopyrite hosted in iron formations and adjacent rocks within volcanic or sedimentary sequences (McMillan, 1996).

The Musselwhite Mine deposit exhibits many features common with this deposit type:

●	Gold occurring as free (native) gold in quartz veining, sulfides and metamorphic minerals;
●	Quartz veining (but not predominantly cross cutting);
●	Predominantly stratabound mineralization; and
●	Gold mineralization associated with shear zones.

Mineralization is generally within, or near, favourable iron formations. Most deposits occur adjacent to prominent regional structural and stratigraphic features, and mineralization is often related to local structures.

Other examples of this style of deposit in Canada include Lupin and Cullaton Lake (Northwest Territories), Detour Lake, Madsen Red Lake, Pickle Crow and Dona Lake (Ontario), and Meadowbank (Nunavut).

International examples include Homestake (South Dakota, USA), Mt. Morgans (Western Australia), Hill 50 (Australia); Morro Vehlo, Amapari, Raposos, Mineas Gerais (Brazil); Vubachikwe and Bar 20 (Zimbabwe), and Mallappakoda, Kolar District (India).

EXPLORATION WORK AND DRILLING

HISTORICAL CHRONOLOGY OF NOTABLE EXPLORATION WORK

The following is a summarized chronology of exploration related work carried out at and around the location of the Musselwhite mine:

●	1938 – (Satterley 1941) First geological map of the North Caribou Greenstone Belt produced at a scale of 1 inch to 1 Mile (1:63360).
●	1960 – Geological survey of Canada conducted an airborne magnetometer survey of the North Caribou Greenstone Belt.
●	1962 – Economic gold mineralization was first identified on the adjacent Musselwhite mining leases by the Musselwhite Brothers in 1962.
●	1963 – The Karl Zeemal property was optioned by Kenpat Mines Ltd. in 1963. The company conducted geological and geophysical surveys.

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●	1962 to 1963 – Inco Limited conducted an 18-hole diamond drill hole program around Zeemal Lake and an additional Eight holes in area of Karl and Markop Lakes.
●	1973 – The Musselwhite brothers optioned their property to a consortium led by Dome Exploration Ltd. Subsequent exploration activities resulted in the discovery of the “West Anticline Zone” in 1980.
●	1981 – The Dome Exploration Ltd Consortium commissioned Aerodat Ltd. to conduct an airborne magnetic and electromagnetic geophysical survey over the area surrounding the Musselwhite deposit.
●	1984 – Dome Mines Ltd. excavated an exploration decline into the West Anticline Zone to help delineate gold mineralization in this area.
●	1985 – The Ontario Geological Survey commissioned Aerodat Ltd. to perform an extensive Airborne Magnetic and Electromagnetic survey of the North Caribou Greenstone Belt. Maps 80744 and 80745 cover the Karl Zeemal area.
●	1986 – Extensive surface drilling by Dome Mines Ltd focused on the East Bay Synform.
●	1987 – Geocanex Ltd. conducted surface mapping and diamond drill programs on behalf of Santa Maria Resources Ltd on the Zeemal Lake property.
●	1988 – Power Explorations Inc. conducted extensive mapping, prospecting, trenching and diamond drilling along the mineralized Karl-Zeemal iron formation.
●	2005 – Goldcorp Canada Inc. extensive exploration drilling along the mineralized trend identified by Power Explorations Inc. in their 1988 drilling.
●	2006 – Barrick Gold acquired 100% of Placer Dome shares in January, and Goldcorp Canada Ltd. later acquired sole ownership of Musselwhite Mine from Barrick Gold and Kinross Gold Corp.
●	2018 – Goldcorp Canada Inc. soil-, litho-, and bio-geochemical sampling program. Detailed exploration drilling along mineralized trends and geochemical anomalies conducted within the Karl Zeemal and North Shore target areas.
●	2019 – Newmont acquired ownership of Goldcorp Inc. and all its properties. Greenfields exploration program conducted by Bayside Geoscience within Newmont-Goldcorp northern tenement along NCGB, and the near-mine Karl Zeemel target area.
●	2023 – Outcrop sampling program, and a 30,319 ha fixed-wing airborne gravity gradiometric survey was conducted over the Musselwhite Mine property and portions of regional claim tenement by CGG Canada Services Ltd.
●	2024 – Soil, vegetation and outcrop sampling continued. The majority of the exploration drilling was collared underground, focused on MRE conversion and replacement.

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DRILLING

From 1974 to 2024, a total of 9,740 diamond drill holes with a cumulative length of 1,961,381 m had been completed at Musselwhite Mine and surrounding near-mine target areas. Drilling included in the 2024 East Limb model update included 257 new holes compared to the previous model update completed in 2023. The 2024 West Limb model contained 603 new holes compared to the previous model update completed in 2021. A summary of the number of holes and meters drilled in each mine area and broken down by spacing classification is provided in Table 1.3.

Table 1.3 – Summary of New Drilling Included in the 2024 Geology and Resource Model Update

	East Limb 2024 New Drilling
	Delineation		Reserves		Resources		Wingspan		Other
	No.of	Maters	No.of	Maters	No.of	Maters	No.of	Maters	No.of	Maters
Deposite	Holes	Drilled	Holes	Drilled	Holes	Drilled	Holes	Drilled	Holes	Drilled
Lynx	30	7,262	17	4,584	22	6,083	29	6,574	—	—
PQ Deep	91	23,715	2	661	8	2,610	4	1,827	—	—
Redwing	—	—	6	645	4	390	18	5,607	—	—
T-Antiform	—	—	—	—	—	—	1	393	—	—
West Limb	—	—	1	336	19	6,126	—	—	—	—
Project	1	200	—	—	—	—	—	—	4	651
Totals	122	31,177	26	6,226	53	15,209	52	14,401	4	651

	West Limb 2024 New Drilling
	Delineation		Reserves		Resources		Wingspan		Other
	No.of	Maters	No.of	Maters	No.of	Maters	No.of	Maters	No.of	Maters
Deposite	Holes	Drilled	Holes	Drilled	Holes	Drilled	Holes	Drilled	Holes	Drilled
Camp	—	—	—	—	—	—	—	—	1	92
Lynx	25	6,759	64	18,015	50	13,246	3	1,288	—	—
NSD	—	—	—	—	—	—	3	4,890	—	—
PQ Deep	230	53,897	26	7,930	45	14,400	12	4,880	—	—
T-Antiform	—	—	9	1,836	—	—	4	822	—	—
West Limb	94	19,854	6	1,938	14	4,476	17	6,647	—	—
Totals	349	80,510	105	29,719	109	32,122	39	18,526	1	92

See “Production, Outlook, and Future Plans” below for information on planned exploration activities subsequent to December 31, 2024.

DATA VERIFICATION, SAMPLING PREPARATION, ANALYSIS, AND SECURITY

It is of the Musselwhite Report Qualified Person’s opinion that the standard operating procedures employed by Musselwhite Mine in the sampling and analysis of drill core samples, including the implemented QA/QC program, do not lead to any factors that may significantly impact the integrity of the data. The QA/QC process and results conducted for exploration and delineation (infill) drilling at Musselwhite is summarized below:

●	Planned versus actual collar checks are built into the collar data entry. Any collar with a difference of greater than 2 meters must be approved by an Exploration Supervisor.
●	Drill holes are reviewed for downhole survey doglegs and approved by an Exploration Supervisor for use in the resource model.

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●	Core logging peer reviews are conducted monthly on 5% of processed drill core, and drill holes are checked for lithological contacts and descriptions, appropriate specific gravity locations, sample intervals, and proper core cutting. All concerns and issues/errors are reviewed with the Exploration Supervisor and then documentation is then signed off by the Exploration Manager.
●	Beginning March 2021, once the core logging review report is reviewed by an Exploration Supervisor and signed off by the Exploration Manager, the reports are sent out to the Exploration Geologists. A section was added to the report that outlines any items that need to be corrected, who is responsible for making the corrects, and when the corrections should be completed by. These items are then reviewed during the following months review.
●	The results of monthly lab sieve tests on random pulp and rejects are provided; if there are any failures, the lab will correct, provide the corrective action, and re-test the samples.
●	The 2024 East Limb model QA/QC report includes 71,194 regular core samples, 3,171 CRMs, 3,167 blanks, and 797 field duplicates. There were 1,143 reject duplicates and 5,022 pulp duplicates completed by Actlabs. Additionally, 284 reject duplicates and 555 pulp duplicates were completed by SGS. Actlabs and SGS are independent of the Company.
●	The 2024 West Limb model QA/QC report includes 159,214 regular core samples, 6,996 certified reference materials (CRMs), 7,004 blanks, and 2,454 field duplicates. There were 3,011 reject duplicates and 14,100 pulp duplicates completed by Actlabs.
●	1% of samples were selected for umpire analysis at the on site Musselwhite lab. Starting in January 2024 the Umpire lab for SGS will be Actlabs, as of the East Limb model QA/QC report no Umpire sample results had been returned from Actlabs.
●	1% of samples were selected for resubmission to the original assay lab as blind pulp checks.
●	Results of a round robin completed in 2022 were distributed in early 2023. The round robin did highlight concerns regarding the Actlabs location in Thunder Bay having a more concerning high bias whereas Dryden location has a low bias. Recommended to continue monitoring lab performance.
●	SGS lab audits included a round robin, were completed in 2023 prior to shipping samples to SGS locations.
●	Specific gravity measurements are taken at Musselwhite Mine by Exploration Geologists and quality control is done by the geologist doing the monthly logging peer review by re-measuring selected samples in the of the exploration and production drill holes. As of January 2023, external checks are done by sending 5% of specific gravity samples to Actlabs Dryden. Since January 2024 SG checks are sent to SGS Red Lake.
●	The West Limb model included 11,998 new density measurements. Quality control checks were completed on 152 internally and 426 completed through an external lab.
●	The East Limb model included 7,745 new density measurements.

MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical test work completed on variability samples selected from across the current reserve shows minor to no amounts of elements and minerals that are deleterious to gold recovery and reagent consumption. Ores to be processed over the current life-of-mine are consistently of moderate hardness, with respect to grinding. Gold recoveries are expected to remain high, on average, with occasionally lower gold recovery resulting from elevated sulfide sulfur content and potentially changing gold mineralogy. Sulfide sulfur content did not explain all recovery outliers and variability.

MINERAL RESOURCES ESTIMATE

See “Summary of Mineral Reserve and Mineral Resource Estimates” above for the mineral resources estimate table.

The key steps applied to the block modeling processes are as follows:

●	Validation of Geology Wireframes – Peer review and validation of interpretations.
●	Exploratory Data Analysis – Statistic on data and domaining based on stratigraphic unit and fault block.
●	Variography – Completed on unfolded data to ascertain main directions of continuity. Down hole, omni-directional and directional variograms were calculated and modeled on uncapped data.

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●	Model Construction - Block models were constructed using 1m x 10m x 5m parent blocks with a sub cell size of 1m x 2.5m x 2.5m to account for resolution in the folded geology. The block models are non-rotated and aligned north-south with the primary Musselwhite Mine grid.
●	Grade Interpolation – Completed using Ordinary Kriging.
●	Estimation Validation – Validation is completed using a combination of visual checks, swathplots, global bias, and reconciliation performance.
●	Mineral Classification – Undertaken based on drill spacing using the three-hole rule and the amount of data used in the estimate. Distances for the classification were obtained through a drill hole spacing study. Further definition of classification was determined by sampled or unsampled intervals in the database. Composites were flagged with a 1 or a 0, indicating if they were sampled or assigned a grade of 0.01 grams per tonnes (see step 2); an ordinary krige estimate was then performed using this data and the same estimation parameters as the final estimate. This produced a value for each block between 0 and 1. Domains in which a block is estimated using >50% assigned grades were determined to be inferred classification no matter the drill spacing in that area.
●	Comparisons to Previous Model – Visual and numerical comparison to previous models were completed where it was practical to do so.

MINERAL RESERVE ESTIMATION

See “Summary of Mineral Reserve and Mineral Resource Estimates” above for the mineral reserve estimate table.

The mine design, scheduling, and mineral reserve estimate were prepared by the technical services department at Musselwhite and verified by the QP responsible for these estimates.

Material factors that may cause actual results to materially vary from the conclusions, estimates, designs, forecasts, or projections, include any significant differences in anyone, or more, of the material factors, or information, including metal prices, mining methods, mining dilution and recovery, labor costs, consumables costs, metal recoveries and transportation costs.

Musselwhite employed procedures recognized in the mining industry to estimate mineral reserves. The method consists of converting measured and indicated mineral resources to proven and probable reserves by identifying material that exceeds the cut-off grade while conforming to the geometrical constraints determined by the mining method and applying modifying factors such as dilution and mining recovery.

The conversion of mineral resources to mineral reserves involves the application of modifying factors. The economic modifying factors used in estimating the mineral reserve are metal prices and cut-off, while the mining modifying factors used in the estimate are dilution and mining recovery.

The metal prices used in the mineral reserve estimate are based on Newmont – Musselwhite guideline for 2024 of US$1,700/oz.

Mineable Shape Optimizer (MSO) embedded in Deswik mine design software was used to determine the mineable portion of the Mineral Resource. The application generates and evaluates potentially mineable shapes in the geological block model to define optimal stope designs that maximize the economic value of the orebody.

MINING OPERATIONS

The deposit consists of seven (7) zones called West Limb (WEL), Upper Lynx (ULYNX), Redwings (RDW), Lynx North (LNXN), Lynx (LYNX), T-Antiform (TANT), and PQ Deeps (PQD) which contains the majority of the ore reserve.

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GEOTECHNICAL

The Musselwhite Mine has developed geotechnical systems that are standard for underground operating mines in Ontario and Canada. The standards are based on protocols outlined in the following key documents:

●	Musselwhite Mine Ground Control Management Plan (GCMP) dated January 26, 2024;
●	Musselwhite Mine Seismic Risk Management Plan (SRMP) date January 12, 2024.

Musselwhite Mine has an ongoing process of geotechnical data collection involving the systematic gathering, analysis, and interpretation of information about the expected and encountered ground conditions. This data is then used to define the pre-mining condition by defining the rockmass classification system and compare against empirical methods to define the appropriate stope/drift spans, underground support requirements and pillar dimensions. Designs are further complemented with 3D numerical modeling. This is further updated during mining and post mining to address changing ground conditions to identify changes to the mining sequence, stope sizing, ground support, and seismic re-entry protocols.

The Musselwhite Mine rock mechanics department also completes various types of underground operation reports due to fall of ground and seismic damage events. These reports are used to assist with making operational changes to address safety and production challenges.

The key geotechnical challenge at Musselwhite Mine is the transition from a lower stress seismic environment to a medium and higher stress environment within the PQ Deeps zone. Musselwhite Mine has addressed seismic related events by changing to ground support, planned extensions to the seismic system and pre-conditioning of secondary transverse stopes. Additional operational considerations may be required as the seismicity in the mine increases including just in time development, modifications to re-entry protocols, changes to mining sequence, stope size review, expansion of stope pre-conditioning and increased ground support requirements in order to meet future production plans. These types of operational considerations will need to be studied by the Musselwhite Mine with assistance from external consultants as required.

HYDROGEOLOGY

The underground mining is directly below Opapimiskan Lake. Three (3) type of water inflows are considered as risk. The greatest inflows risk is the result of a major instability in the crown pillar (i.e., wedge failure or collapse of the surface crown). A second risk is the un-grouted exploration boreholes drilled directly below the pond (in winter). The third risk would be the potential excavation of fractures (such as dyke or water bearing faults) intersection inflows. Several consultants have been invited to carry out hydrogeology related studies. Itasca Consultant Canada Inc. (Itasca) evaluated the crown pillar design thickness between 25 to 35 m and determined it is within the stable limit.

MINE DESIGN

The mineral reserve estimate is based on a mine design and schedule which was prepared in Deswik software. The development parameters used for mine design and planning include the cross-sections of drifts and ramps, the diameter of ventilation raises, and the advance rates for the diverse headings. The production parameters include mining methods, pillar thicknesses, dip constraints, minimum mining widths, stope dimensions, and production rates.

STOPING METHODS

The mining method predominantly in use at Musselwhite is sub-level blasthole stoping with backfill. The sub-level blasting stoping method is excavated using three methods:

●	Standard AVOCA method;

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●	Modified AVOCA method; and
●	Transverse Longhole method.

The AVOCA and Modified AVOCA mining methods are the standard mining method for most of the orebodies (e.g., Redwing, West Limb, Lynx) above the 4090 m mine elevation (1220 m Level) and where the orebody width has increased at depth, below 4090 m to 3750 m elevations, the mining method has changed to Transverse (PQ Deeps).

MINE INFRASTRUCTURE

Musselwhite Mine is a mechanized mine, and access to the underground workings is provided by a system of ramps. The main ramp extends from the portal (5290EL) to 3810EL in the PQ Deeps.

Ore extracted from the PQ Deeps zone is hoisted by an internal winze to the 280 mL. From the Truck Loadout (TLO) on 280m L ore is transferred to a dumping point at 400 mL, and thereafter conveyed to surface. The distance between the TLO and the 400 mL dump point is approximately 3,000 m in a ramp of + and -15%. The current average trucking performance on this level is around 320 t per shift per truck.

In the LoM, around 60% of the total annual ore production will be produced from the PQD.

The cement slurry for the cemented rockfill is produced underground by a portable cement slurry plant. The cement powder is transported underground by tote bag with a flatbed truck that carries 4 bags per trip. Only three (3) to four (4) trips can be transported per shift. Musselwhite has recognized that this process is inefficient and creates delays in the mining sequence of the PQ Deeps zone. Options to improve this process are under evaluation.

The underground mine has two (2) independent pump systems, one cascading system from the 770 mL to the 220 mL and pumped to the Tailings Storage Facility (TSF). On the 770 mL, an UV system is installed to remove bacteria where this industrial is directed to an underground reservoir that feeds the PQ Deeps zone.

The pumping on the 537 Level collects the ground water from the mid mine and esker. This water is directly pumped to the surface.

The mine is serviced by an underground repair shop and two underground service bays for light breakdown repairs. Major repairs and overhauls are conducted in the surface maintenance facility.

MINE EQUIPMENT

Musselwhite is a mechanized mine employing rubber-tired diesel equipment for all phases of mining operations. Its mobile mine equipment fleet includes seven (7) jumbo drills, two (2) cable bolters, three (3) longhole production drill rigs, fifteen (15) Load Haul Dumps (LHD), fourteen (14) 45-ton underground mine trucks, two (2) transmixers, one (1) shotcrete sprayer and seven (7) explosives chargers, and a number of ancillary vehicles for mine services and personnel. The mine ventilation system takes into consideration the air flow required to remove the exhaust products from internal combustion engines.

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MINE PERSONNEL

The underground mine works two (2) 12-hour shifts, and there are four (4) rosters, working rotations of 14 days on and 14 days off. Currently, Musselwhite is using an underground contractor to supplement their development crews and perform cemented rock fill (“CRF”) plant operation. A single contractor production drill (Stopemaster) is in use on site to support the three company longhole rigs. All other production activities (except development) are performed by Musselwhite personnel.

PROCESSING AND RECOVERY OPERATIONS

The Musselwhite processing facility was constructed in 1996 and began operations in 1997. The total operating life of the mill has been over 25 years. Upgrades over time have increased the original processing design throughput from 3,200 tonnes per day (tpd) to 4,000 tpd nominally (Samuel Engineering, 2018). Mill throughput is currently limited to approximately 1.1 Mtpa by mine production, which is the current life-of-mine plan requirement. Average gold recovery has been above 95% over the last 15 years of operation.

The Musselwhite process flowsheet begins with primary crushing underground. The product from the primary crusher reports to a secondary crusher on surface and is then milled in an open-circuit rod mill followed by a closed-circuit ball mill. The ball mill circuit contains gravity concentration and intensive cyanide leaching. The grinding circuit product passes through the remaining gold extraction processes consisting of cyanide leaching, carbon-in-pulp adsorption, carbon elution and regeneration, electrowinning and refining. Doré bars assay approximately 90% gold. Mill tailings are first treated in a two-thickener counter-current-decantation circuit to recycle cyanide, followed by cyanide detoxification, thickening and final deposition.

PROJECT INFRASTRUCTURE

The Musselwhite Mine has been in production since 1997 and has the necessary infrastructure required to support the current underground mining operation. This includes, but is not limited to, process plant, laboratory, airstrip, fuel storage, chemical storage, power supply, water supply, tailings storage facility, camp, waste facility, and all the necessary offices, warehouses, and workshops to sustain the current operation.

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The Musselwhite Mine underwent a federal Environmental Assessment (EA) prior to going into production in 1997. To support the EA process, an Environmental Impact Statement (EIS) and Comprehensive Study Report were completed in 1995 (Newmont, 2024a). In addition, the mine has received several provincial environmental approvals over the years. One of the main approvals is the Environmental Assessment (EA) for the installation and operation of up to 20 megawatts of diesel-generated capacity, as mandated by the former Electricity Project Regulation (O.Reg. 116/01). The on-site diesel generation is comprised of eleven (11) diesel generator sets with varying outputs. Public and Indigenous Communities (ICs) consultation was completed during the preparation of the EA.

The site has extensive monitoring programs that are reported to regulatory agencies on a periodic basis, in accordance with regulatory requirements. Comprehensive surface and groundwater monitoring supports a detailed understanding of current conditions and is incorporated into predictive models to support risk mitigation and closure planning.

The latest amendment to the Closure Plan for the mine was completed in 2018 and filed in 2019 (SNC-Lavalin, 2018) and the associated Financial Assurance was recently updated, at the request of the Ministry of Mines (MINES) to account for inflation from 2018 to 2024. Musselwhite complies with the requisite bonding levels for the implementation of the approved Closure Plan. The next update to the Closure Plan is tentatively scheduled for late 2025 to early 2026 and will incorporate findings from various ongoing studies, monitoring and predictive modelling.

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Mining impacted water is routed from the TSF Pond and either recycled back to the mill or pumped to the Polishing Pond from where it is discharged seasonally through a treatment wetland. Primary inputs to the TSF Pond include bleed water from tailings deposition, dewatering from the underground workings, pump back from the groundwater interception system and seepage collection pond and direct precipitation. The mine consistently meets water quality discharge limits although it is understood that levels of Co are somewhat elevated and both Fe and As have been flagged as potential contaminants of concern. Studies are ongoing to characterize TSF geochemical performance and predict future water quality and possible requirement for additional mitigations.

Musselwhite Mine is located on the traditional territory of North Caribou Lake First Nation and the mine’s associated activities are within the shared traditional territories of the Nations. Kingfisher Lake is located 58 km to the northeast; North Caribou Lake is located 76 km to the northwest; Wunnumin Lake is located 84 km to the east; Cat Lake is located 140 km to the southwest, and Mishkeegogamang is located 30 km south of Pickle Lake. Kingfisher Lake and Wunnumin Lake First Nation communities are affiliated with the Shibogama First Nation Council. North Caribou Lake and Cat Lake are affiliated with the Windigo First Nations Council. Mishkeegogamang is an independent band (SNC-Lavalin, 2018).

Musselwhite has identified more than 150 stakeholders including Indigenous Communities (IC) Signatory and affiliates communities, Indigenous Organizations and community members outside of Signatory Communities, municipalities, government and regulators, suppliers, contractors, consultants, Academy/Training Partner and others (Civil Society, Chamber of Commerce, Community Investments, Mining Associations) (Newmont, 2024).

Musselwhite was one of the first mines in Canada to enter into a comprehensive agreement with local ICs. The agreement is called the Musselwhite Agreement and was originally signed in 1992. Signatories of the Musselwhite Agreement are four ICs and two First Nation Councils. These include North Caribou Lake First Nation, Cat Lake First Nation, Kingfisher Lake First Nation, Wunnumin Lake First Nation, Windigo First Nation Council, and Shibogama First Nation Council. The Musselwhite Agreement has been reviewed and renegotiated in the past, with the last amendment being completed in 2019. There is also a Trapper Compensation Agreement with North Caribou Lake First Nations and a Cooperation Agreement with Mishkeegogamang First Nation. The Musselwhite Agreement sets targets for ICs employment, opportunities for business development, and environmental protection. The Agreement establishes revenue sharing, implementation funding and environmental funding. The established target for the percentage of ICs employees included in the Musselwhite Agreement has proven to be challenging despite continuous operator efforts.

ORLA MINING LTD.
Annual Information Form
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CAPITAL AND OPERATING COSTS

The following sections on capital and operating costs were extracted from the Musselwhite Report.

CAPITAL COST ESTIMATE (CAPEX)

The following capital cost estimate (Capex) is based on sustaining expenditures as the plan does not include any additional Project capital.

Mine Capital Cost Estimate (Mine Capex)

The overall mine capital cost estimate for the life of mine is US$250.3 million, based on the 2024 LoM plan for solely mining the 2023 mineral reserves. The spending pattern by cost category is shown in millions of US$ in Table 1.9. The cost of the individual items within the categories were provided by the site as part of establishing the 2023 mineral reserves. Equipment replacements amounting to US$55.3M are included within the Asset Integrity Category. Variances between the 2024 plan and Year-to-Date (YTD) September 2024 for the individual categories of capital expenditures were noted. In particular, the equipment replacements contained within the asset integrity category were not pursued as a means of offsetting other expenditures in the development categories.

Table 1.9 – 2024 Mine Plan Capital Cost Estimate by Category by Year (US$ M)

Category	Totals	2024	2025	2026	2027	2028	2029	2030
Lateral Devt.	56.1	16.6	12.8	8.4	7.1	5.0	4.8	1.3
Vertical Devt.	3.1	0.3	1.2	—	0.3	0.1	1.3	—
Asset Integrity	127.2	29.8	29.2	25.7	14.3	13.4	7.5	7.3
Project	63.9	19.2	3.0	16.9	8.5	13.6	2.7	—
Total Mine	250.3	65.9	46.2	51.0	30.2	32.1	16.3	8.6

The estimated life of mine capital cost per tonne milled for the mine, including the project capital, is US$34.02/t.

Mill Capital Cost Estimate (Mill Capex)

The overall mill capital cost estimate for the life of mine is US$12.7 million, based on the 2024 LoM plan for solely mining the 2023 mineral reserves. The spending pattern by cost category is shown in millions of US$ in Table 1.10. The cost of the individual items within the categories were provided by the site as part of establishing the 2023 mineral reserves. A cost estimate for grinding floor rehabilitation of US$0.3M was later added, following the site visit. Variances between the 2024 plan and YTD September 2024 for the individual categories of capital expenditures were noted and the expectation is that adjustments will be made for the 2024 mineral reserves determination.

Table 1.10 – 2024 Mill Plan Capital Cost Estimate by Category by Year (US$ M)

Category	Totals	2024	2025	2026	2027	2028	2029	2030
TSF	7.9	2.2	—	1.5	—	2.7	1.5	—
Infrastructure	4.5	1.2	3.3	—	—	—	—	—
Upgrades	0.3	0.1	0.2	—	—	—	—	—
Total Mill	12.7	3.5	3.5	1.5	—	2.7	1.5	—

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Annual Information Form
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The estimated life of mine capital cost per tonne milled for the mill is US$1.73/t.

G&A Capital Cost Estimate (G&A Capex)

All G&A capital envisioned for the 2024 LoM plan is sustaining, there is no G&A Project Capital. The G&A sustaining capital amounts to US$37.4 million over the 2024 LoM plan for solely mining the 2023 mineral reserves. The estimated life of mine capital cost for the G&A capital is US$5.09 per tonne milled.

OPERATING COST ESTIMATE (OPEX)

Mine Operating Cost Estimate (Mine Opex)

The Mine Operating Costs at the mine site have been reviewed by the mining QP and found to be reasonable for a mechanized mine utilizing the Avoca mining methods. The mine has demonstrated typical operating costs for a facility of its size.

The mine operating cost estimates are based on recent actual costs with minor specific adjustments for mine improvement initiatives that are currently being implemented.

The forward looking mine operating cost estimates include further improvement plans and thereby are foreseen to be at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 25% until such time as the improvement plans are factual. Mine operating costs are based on the 2024 budgeted life of mine cost factors as presented in Table 1.11.

Table 1.11 – Mine Operating Unit Cost Factors for Determining the 2024 Budget

Description	Value	Unit
Exchange Rate	0.75	US$ / CA$
Mine Services (Fixed)	18.9	M US$/y
Lateral Dev't (Opex)	4,890	US$/ meter
Vertical Dev't (Opex)	N/A	US$/ meter
Stoping – Drill	67.91	US$/PD meter
Stoping – Blast	4.23	US$/prod blast tonne
Stoping – Muck	13.13	US$/prod ore tonne
Stoping – Ground Support	3.82	US$/prod ore tonne
Backfill – Un-consolidated Roack Fill (URF)	4.97	US$/URF tonne
Backfill – Cemented Rock Fill (CRF)	37.20	US$/CRF tonne
Mine Services (Variable)	11.68	US$/total tonne moved
Hoisting	3.16	US$/hoist tonne
Crushing	8.40	US$/ore tonne mined
Engineering	2.09	US$/total tonne moved
Geology	3.88	US$/ore tonne mined

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The mine cost factors were applied to the WSP derived LoM production schedule for the reserves to provide the Table 1.12.

Table 1.12 – LoM Operating Costs by Year for the Mine

Area	LoM	2024	2025	2026	2027	2028	2029	2030
Development[1]	162.0	44.8	28.2	27.3	23.6	23.0	12.0	3.0
Drill[2]	36.6	7.4	4.8	6.8	5.7	2.8	4.8	4.4
Blast	22.6	2.8	3.1	3.2	3.1	3.3	3.2	3.9
Muck	78.4	9.6	10.7	10.8	10.9	11.3	11.1	13.8
Ground Support	22.8	2.8	3.1	3.2	3.2	3.3	3.2	4.0
Backfill – URF	12.8	1.8	2.4	1.8	1.9	1.0	1.4	2.6
Backfill – CRF	54.2	2.5	3.8	7.3	4.9	14.5	11.6	9.7
Mine Services (Variable)	179.3	30.9	28.9	26.4	23.8	24.8	21.7	22.7
Mine Services (Fixed)	132.2	18.9	18.9	18.9	18.9	18.9	18.9	18.9
Hoisting	18.2	2.2	2.4	2.5	2.5	2.9	2.5	3.3
Crushing	61.8	8.7	9.0	9.0	9.0	9.0	7.9	9.2
Engineering	32.0	5.5	5.2	4.7	4.3	4.4	3.9	4.0
Geology	28.6	4.0	4.2	4.2	4.2	4.2	3.6	4.3
Total (US$M)	841.4	142.2	124.6	126.0	115.8	123.5	105.7	103.7
Mine Cost / t milled	114.37	136.56	116.57	117.47	108.09	115.38	112.77	94.61

Notes:

1.	No change in the unit cost for lateral or vertical development, the resultant reduction is from less meters required per year as only mining the reserves.
2.	Reduction in drill cost in 2025 and beyond reflects successful implementation of programmed Ikon detonators mine wide in 2024 significantly reducing the need to redrill the blastholes.

Mill Operating Cost Estimate (Mill Opex)

The overall mill operating cost estimate for the LoM is US$185.0 million, as summarized by the cost center activities in Table 1.13 with the estimated LoM mining cost of $25.14 per tonne milled comparing favourably to the prior three years at $22.18 per tonne milled.

Table 1.13 – Life of Mine, Mill Operating Cost Estimate

			LoM Total
	Average Prior Three Years	LoM Average Unit Cost	Cost by Activity
Area	(US$/ t milled)	(US$/ t milled)	(US$M)
Labor	5.71	5.40	39.76
Flights & Accommodations	0.82	1.17	8.60
Energy	2.53	2.23	16.40
Contractors & Technical Services	2.34	4.03	29.65
Reagents, Consumables & Supplies	5.79	5.88	43.27
Freight	0.28	0.84	6.20
Maintenance	4.71	5.59	41.13
Total	22.18	25.14	185.01

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

G&A Operating Cost Estimate (G&A Opex)

The overall General and Administrative (G&A) operating cost estimate for the LoM is US$313.9 million.

PRODUCTION, OUTLOOK, AND FUTURE PLANS

PRODUCTION

The following plans are extracted from the Musselwhite Report.

Production LOM Plan

Table 1.6 presents the LoM underground mine schedule developed in the reserve estimation process. The table includes 7.36 Mt of ore at a grade of 6.23 g/t on December 31, 2023, and the totals coincides with the mineral reserve estimate completed for the Musselwhite Report.

Table 1.6 – Life of Mine Plan

Zone	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Proven and Probable	kt	1,041	1,069	1,073	1,072	1,070	937	1,096	7,357
Grade	g/t	5.94	6.09	6.87	5.83	7.40	6.10	5.36	6.23
Ounces	koz	199	209	237	201	254	184	189	1,473

Development

Mine development is segmented into lateral and vertical headings due to the difference in methodology, advance rates and costs. Tables 1.7 and 1.8 depict the schedule of mine development beginning January 1, 2024, and including the decline ramp, crosscuts, ore drives and sublevels.

Table 1.7 – Schedule of Lateral Development

Description	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Total Lateral Development	m	12,746	8,537	7,393	6,303	5,765	3,497	903	45,144

Table 1.8 – Schedule of Vertical Development

Description	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Total Vertical Development	m	104	471	—	186	58	527	—	1,346

PLANNED 2025 EXPLORATION

In 2025, Orla will continue with underground exploration to convert and replace mineral resources and reserves. Additionally, Orla plans to restart surface exploration, including deep directional drilling targeting the down plunge extension of Musselwhite mineralization over 1-3 km from current mining areas. Additionally, near-mine exploration drilling is planned.

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THE SOUTH RAILROAD PROJECT

The following disclosure relating to the South Railroad Project has been derived, in part, from the technical report titled “South Railroad Project Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada” dated March 14, 2022, with an effective date of February 23, 2022 (the “South Railroad Report”), prepared by Matthew Sletten, PE, of M3 Engineering & Technology Corp. (“M3”), Benjamin Bermudez, PE, of M3; Art S. Ibrado, PE, of Fort Lowell Consulting PLLC; Michael S. Lindholm, CPG, of RESPEC; Thomas Dyer, PE, of RESPEC; Jordan Anderson, QP RM-SME, of RESPEC; Gary L. Simmons, QP-MMSA, of GL Simmons Consulting, LLC; Richard DeLong, QP-MMSA, RG, PGm of EM Strategies; and Kevin Lutes, PE, of NewFields Mining Design & Technical Services, each of whom is independent of the Company and a Qualified Person under NI 43-101.

The South Railroad Report was prepared for Gold Standard. Following the Company’s acquisition of Gold Standard, the Company filed the technical report under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Reference should be made to the full text of the South Railroad Report, as it contains additional assumptions, qualifications, references, reliances, and procedures that are not fully described herein.

PROPERTY DESCRIPTION, LOCATION, AND ACCESS

The South Railroad Project is situated on a contiguous land packaged now referred to by the Company as the South Carlin Complex. The South Carlin Complex includes the area previously referred to as the Railroad-Pinion property, which comprises two contiguous areas of mineral tenure held by the Company that straddle the Piñon Range in the Railroad mining district at the southeast end of the Carlin trend, a northwest-southeast trending belt of prolific gold endowment in northern Nevada. In previous technical reports, the northern portion of the land holdings, now referred to as the North Railroad portion of the property, has been referred to as the Railroad project and the Railroad property. The southern portion of the Railroad-Pinion property, now referred to as the South Railroad portion of the property, was referred to as the Pinion project and the Pinion property in previous technical reports. In November 2017, Gold Standard published a technical report on the Railroad-Pinion property, which included a mineral resource estimate for the North Bullion, POD, and Sweet Hollow gold deposits, located in the North Railroad portion of the Railroad-Pinion property, approximately 6 miles north of the Dark Star and Pinion deposits. Based on available information, North Bullion, POD, and Sweet Hollow would not likely share a common mining infrastructure with Dark Star and Pinion.

In 2024, the Company acquired the Pony Creek Project through the acquisition of Contact. The Pony Creek Project is included in the area referred to by the Company as the South Carlin Complex, but is not included in the South Railroad Report or this summary. For more information on the Pony Creek Project, please refer to the technical report for Pony Creek entitled “Technical Report and Maiden Mineral Resource Estimate, Pony Creek Property, Elko Country, Nevada, USA” with an effective date of February 24, 2022, available on Contact’s profile on SEDAR+ at www.sedarplus.ca.

The Railroad-Pinion property in the Piñon Range is accessed primarily from the four-lane transcontinental U.S. Interstate 80 (“I-80”), approximately 275 miles west of Salt Lake City, Utah, and 290 miles east of Reno, Nevada. The project is located between 8 and 18 miles south of I-80 and can be reached by a series of paved and gravel roads from Elko, Nevada (population 18,300). The property is centered approximately at UTM NAD27 Zone 11 coordinates of 585,000E and 4,480,000N.

The North and South Railroad portions of the Railroad-Pinion property constitute a combined land position totaling 53,570 acres, and with partial interests taken into consideration, 50,600 acres net acres of land in Elko County, Nevada. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,942 acres of land held as patented and unpatented lode claims. This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 gross acres.

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Private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (paid on an annual basis) as determined by Elko County. Unpatented lode mining claims grant the holder 100% of the locatable mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. Ownership of the unpatented mining claims is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the United States Bureau of Land Management (the “BLM”). Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the BLM. Currently, annual claim-maintenance fees are the only federal payments related to unpatented mining claims. The mineral rights do not expire if the unpatented claims are maintained by paying an annual fee of $200 per claim to the U.S. Department of Interior, BLM prior to the end of the business day on August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 annually, along with a filing fee of $12.00 per claim, plus a $12.00 document fee.

The Company has completed its federal claim maintenance fee obligations for the owned and leased unpatented claims for the 2024-2025 assessment year. As of the date of this AIF, the Company’s estimated claim maintenance fee cost for 2025 for the owned and leased unpatented claims is $387,788, and the Company’s total estimated cost to maintain its property package for 2025 is $1,995,108.

Portions of the unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR” or “GSR”) and Mineral Production (“MP”) royalty agreements, or Net Profit Interest (“NPI”) agreements, ranging from 1% to 5%. Additional details as well as the locations and aerial distribution of the currently relevant royalty encumbrances for the South Railroad Project are set forth in Section 4.2 of the South Railroad Report.

As of the effective date of the South Railroad Report, the authors thereof were not aware of any significant factors or risks that may affect access, title, or the right or ability to perform work on the property. The Company controls sufficient ground and has sufficient permitting in place to access the project and continue future exploration programs. See “Environment and Permitting” below for additional information.

HISTORY

The Railroad–Pinion property is being explored on an ongoing basis by the Company using geological mapping, geochemical and geophysical surveying, and drilling. Exploration work by Gold Standard commenced in 2010 and resulted in the identification of 17 prospect areas or zones of mineralization within the property.

Twenty-one different historical operators are known to have drilled 1,084 holes, for a total of 500,544.1 ft, from 1969 through 2008. As of the database effective dates of the South Railroad Report, Gold Standard had drilled 1,121 holes for a total of 953,112 ft. At least 80% of all drilling used RC methods. However, the amount of RC drilling may be understated because the hole-types are not known for a substantial number of holes drilled in the late 1980s and 1990s, when RC drilling was common. See “Drilling” below for additional information on historic drilling.

Several historical mineral resource estimates have been estimated by a variety of companies for the Pinion, Dark Star, and POD deposits. These historical mineral resources are superseded by the current mineral resources presented under the heading “Summary of Mineral Reserves and Mineral Resources” above. See Section 6 of the South Railroad Report for additional information on historical estimates on the South Railroad Project.

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The North Railroad portion of the property covers the historic Railroad district. Sources cited in the South Railroad Report suggested that historic production records for the district are not very reliable for the period between 1869 and 1905. Only the total volumes of tons mined, and commodity produced were reported, if they were reported. These sources estimated the total value of production through 1956 to be worth $2 million using the value of the commodity produced for the year it was produced. A reported 43,940 total tons of ore were mined with mineral production distributed as follows:

●	Gold - 6,918 ounces
●	Silver - 382,000 ounces
●	Copper - 2,850,000 pounds
●	Lead - 4,340,000 pounds
●	Zinc - 372,000 pounds

There has been no mineral production reported for the South Railroad portion of the property.

See “Outlook and Future Plans” below for additional information on Gold Standard and the Company’s activities on the property after the date of the South Railroad Report.

GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT TYPES

The South Railroad Project is located in the southern portion of the Carlin trend, centered on the Railroad dome in the Piñon Range, which is comprised of Ordovician through Permian marine sedimentary rocks. Eastern assemblage formations throughout the property include the Pogonip, Hanson Creek, Eureka Quartzite, Lone Mountain Dolomite, Oxyoke, Beacon Peak, Sentinel Mountain Dolomite, and Devils Gate Limestone and Tripon Pass formations. Siliceous clastic units include those of the Webb, Chainman, and Tonka formations. The north-south-striking Bullion fault corridor separates Tertiary volcanic rocks to the east from the Paleozoic sedimentary units in the range, which have been intruded by a complex of Eocene igneous rocks centered south of Bald Mountain, in the core and east flank of the range.

The gold-silver deposits within the South Railroad Project that are the focus of the South Railroad Report are considered to be Carlin-type, sedimentary-rock-hosted deposits. Precious metal mineralization is generally submicroscopic, disseminated, and hosted principally in sedimentary rocks, with some mineralization in felsic dikes and sills as well.

In the South Railroad portion of the property, the Dark Star Main and Dark Star North zones, which comprise the Dark Star deposit are hosted primarily within Pennsylvanian-Permian rocks, with minor amounts of gold mineralization found in the Chainman Formation and Tertiary conglomerates. The deposits are centered along the roughly north-south Dark Star fault corridor, within which is a horst block and associated silicified zone bounded by the West fault and Dark Star fault. Gold mineralization in the horst block is hosted in the middle, coarse-grained conglomeratic and bioclastic limestone-bearing unit of a Pennsylvanian-Permian undifferentiated sequence interpreted to be equivalent to the Tomera Formation. Mineralization dips steeply to the west near the surface at Dark Star Main and Dark Star North, but dips less steeply at depth at Dark Star Main.

Also, in the South Railroad portion of the property, the Pinion deposit is situated in a sequence of Paleozoic sedimentary rocks exposed within large horst blocks in which the sedimentary rocks have been broadly folded into a south- to southeastward-plunging, asymmetric anticline. The axis of this Pinion anticline trends approximately N50ºW to N60ºW and can be traced for approximately 2.0 mi (3.2 km). The limbs of the anticline dip shallowly at 10° to 25° to the west, and more steeply at 35° to 50° to the east. Disseminated gold and silver mineralization at the Pinion deposit is strongly controlled by a 10 ft to 400 ft-thick (3 m to 120 m-thick) dissolution-collapse breccia at the contact between calcarenite of the Devils Gate Limestone and the overlying silty micrite of the Tripon Pass Formation. Gold deposition was contemporaneous with breccia development, quartz veins formation, silica ± barite replacement, and infill of open spaces.

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The Jasperoid Wash disseminated gold deposit, also located in the South Railroad portion of the property, is hosted by altered Tertiary feldspar porphyry dikes and their host Pennsylvanian-Permian conglomeratic rocks of a Tomera Formation equivalent. The deposit has approximate extents of 4,600 ft (1,400 m) to the north and a width of about 3,600 ft (1,100 m), and is partially contained within an elongate, north to south, steeply dipping structural corridor. Drilling shows the deposit dips steeply to the west nearby and within Tertiary dikes; east of the dikes, the deposit dips gently to the west. The gold is Inferred to be submicroscopic in grain size, however, petrographic studies have yet to be performed.

In the North Railroad portion of the property, disseminated gold mineralization has been defined by drilling in the North Bullion, POD, and Sweet Hollow zones. The mineralization is focused in the footwall of the Bullion fault zone. Faults appear to be important controls on mineralization. In general, gold-silver mineralization is localized in gently to moderately dipping, strongly sheared rocks of the Webb and Tripon Pass formations, in dissolution-collapse breccia developed above and within silty micrite of the Tripon Pass Formation, and calcarenite of the Devils Gate Limestone. The top of gold mineralization varies from 350 ft to 1,300 ft (105 m to 400 m) below the surface and varies in dip from 10° to 45° to the east. Gold is associated with “sooty” sulfide minerals, silica, carbon, clay, barite, realgar, and orpiment.

EXPLORATION

The South Railroad Report summarizes exploration efforts by Gold Standard through to February 23, 2022, the date of the South Railroad Report. See “Outlook and Future Plans” below for information on exploration activities completed by Gold Standard and Orla subsequent to such date.

The Railroad–Pinion property was explored on an ongoing basis by Gold Standard using geological mapping, geochemical and geophysical surveying, and drilling. Prior to 2015, exploration activities by Gold Standard were focused in the North Railroad portion of the property. Work completed in 2015 was largely focused on the Pinion area in the South Railroad portion of the property, after its acquisition in 2014. A thorough discussion of these work programs and their results and interpretations is available in previous technical reports on the property.

Exploration work by Gold Standard since 2010 resulted in the identification of 17 prospect areas or zones of mineralization within the overall property position, including the Bald Mountain area and North Bullion deposits in the North Railroad-Pinion portion of the property, the Pinion, Dark Star, and Jasperoid Wash deposits, and other areas of the South Railroad portion of the property. Drilling conducted by Gold Standard is summarized below and in Section 10 of the South Railroad Report.

DRILLING

On October 4, 2021, MDA/RESPEC received a summary of all drilling conducted within the property during 2018 through 2021 from Gold Standard. This data was used to update the property-wide drilling information summarized in the 2020 technical report for the property (Ibrado et al. (2020)). In total, there are records from a total of 1,453,656 ft drilled in 2,205 holes since drilling commenced in 1969. These totals exclude two holes for which MDA/RESPEC has collar locations, but no depths drilled, hole type, company or assays. Twenty-one different historical operators are known to have drilled 1,084 holes, for a total of 500,544 ft, from 1969 through 2008. As of September 21, 2021, Gold Standard had drilled 1,121 holes for a total of 953,112 ft, as set forth in the table below. This includes 16 holes for 12,140 ft drilled in the Pinion area after the June 2, 2021 effective date of the Pinion resource database; five holes for 1,220 ft drilled in the Dark Star area after the June 15, 2021 effective date of the Dark Star resource database; and 38 holes for 12,409 ft drilled in the North Bullion area after the August 21, 2020 effective date of the North Bullion resource database. The drilling was done using Imperial units of measure.

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Approximately 81% of the holes have records to indicate they were drilled with RC methods. There is a total of 33,357 ft drilled in 88 historical holes for which MDA/RESPEC had no reliable information on the type of hole or drilling methods used. The authors of the South Railroad Report believed the amount of RC drilling may be understated because the historical holes with no hole-type attribute were drilled in the late 1980s and 1990s when RC drilling was common.

All Railroad-Pinion Drilling 1969 – 2021

					RC +	RC +
	Rotary	Rotary			Core Tail	Core Tail	Unknown	Unknown
Period	& RC Holes	& RC (ft)	Core Holes	Core (ft)	Holes	(ft)	Type Holes	Type (ft)	Total Holes	Total (ft)
Historical Drilling 1969 - 2008	938	432,591	58	34,595			88	33,357	1,084	500,544
Gold Standard 2010 - 2021	847	667,707	233	217,607	41	67,798			1,121	953,112
Totals	1,785	1,100,298	291	252,202	41	67,798	88	33,357	2,205	1,453,656

See Section 10 of the South Railroad Report for additional information on drilling conducted at the Railroad-Pinion property and “Outlook and Future Plans” below for information on drilling activities completed by Gold Standard and Orla subsequent to the effective date of the South Railroad Report.

SAMPLING, ANALYSIS AND DATA VERIFICATION

SAMPLING AND ANALYSIS – NORTH RAILROAD

Commencing in 2010, drilling company employees collected Gold Standard’s RC samples at the rig. Those samples were then picked up at the drill sites by representatives of ALS Minerals (“ALS”) or Inspectorate America Corporation (“Inspectorate”), a division of Bureau Veritas Mineral Laboratories USA (“Bureau Veritas”) and transported by truck to their respective laboratories in either Elko or Reno, Nevada (for ALS), or Elko (for Bureau Veritas). Excessively wet samples were kept at the drill sites for a few days to drain and dry prior to collection by the laboratory staff.

ALS and Bureau Veritas were commercial laboratories independent of Gold Standard. ALS is accredited through the International Organization for Standardization/International Electrotechnical Commission (“ISO/IEC”) 17025:2005 for specific analytical procedures, while most of their laboratories have attained ISO 9001:2008 certification. Bureau Veritas’ laboratories in Sparks, Nevada is accredited to the standard ISO/IEC 17025:2017, RG- MINERAL:2017. The Bureau Veritas laboratory in Vancouver, British Columbia is accredited to the standard ISO/IEC 17025:2005 and ISO 9001:2008.

Core samples were transported daily from the drill sites to Gold Standard’s logging and core-cutting facility in Elko by Gold Standard personnel. After logging and marking core-sample intervals by Gold Standard geologists, the core was photographed prior to being sawed lengthwise by contractor technicians. Whole HQ-size core was sawed in half. Whole PQ-size core was sawed in quarters. One half of the HQ core, and three quarters of the PQ core, were returned to the core boxes and the remainder was placed in pre-numbered sample bags that were closed with ties. Following insertion of QA/QC blanks and certified reference materials (“CRMs”), the core samples were transported by representatives of ALS or Bureau Veritas to their respective laboratories for preparation and analysis.

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Samples from Gold Standard’s RC and core drilling at North Bullion in 2010 through 2014, and at Bald Mountain in 2014, were prepared at the ALS laboratories in Elko and Reno, Nevada. The samples were dried and crushed in their entirety to 70% at less than 0.079 in. The crushed samples were riffle-split to obtain 8.82 oz subsamples that were pulverized to 85% less than 75 microns. The pulps were shipped by air freight by ALS to the ALS laboratory in North Vancouver, British Columbia, for analysis. Gold was determined by 30 g fire-assay fusion with an AA finish (method code Au-AA23). Samples assayed at ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish (method code Au-GRA21). Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion. In some cases, the ICP analyses were conducted on pulps from 5.0 ft drill samples. In other cases, ICP analyses were conducted on composited pulps representing 20 ft drill intervals. Samples that assayed >292 oz/t for silver or zinc by ICP were re-analyzed using AA following aqua regia digestion of 0.1 g aliquots.

A minority of the 2010 through 2012 drill samples were analyzed by SGS Canada Inc. (“SGS”) of Vancouver, British Columbia. The assay certificates do not indicate how or where the samples were prepared for analysis. At the SGS laboratory in Burnaby, British Columbia, gold was determined by 30 g fire-assay fusion with an AA finish and separate aliquots were analyzed by ICP for 35 major, minor, and trace elements. SGS was a commercial laboratory independent of Gold Standard. MDA is not aware of certifications held by SGS at that time.

In 2013, pulps from previously prepared samples from North Bullion were analyzed by Bureau Veritas in Sparks, Nevada. Gold was determined by 30 g fire-assay fusion with an AA finish. Some of the samples were analyzed using a 30 g aliquot by fire-assay fusion and gravimetric finish. In 2014, some of the Bald Mountain drill sample pulps were re-analyzed at Bureau Veritas’ laboratory in Vancouver, British Columbia for copper by cyanide-H2SO4 leach. Other pulps were analyzed for 45 major, minor and trace elements by a combination of ICP and mass spectrometry (“ICP-MS”) after 4-acid digestion.

Samples from the 2015, 2016, and 2017 drilling at North Bullion and Bald Mountain were analyzed at ALS and Bureau Veritas. At ALS the methods and procedures of preparation were the same as those used in 2010 through 2014. Gold was determined using ALS method code Au-AA23 and Au-GRA21 principally in the ALS laboratory in North Vancouver. Most gold assays on 2017 North Bullion samples were performed in the ALS laboratory in Reno with the same methods (Au-AA23; Au-GRA21). Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion in the North Vancouver laboratory. In some cases, these were composited pulps representing 20 ft drill intervals.

A significant portion of the samples from the 2016 North Bullion drilling, and the majority of the 2017 North Bullion samples, were prepared and analyzed by Bureau Veritas. These samples were prepared in the Bureau Veritas laboratory in Elko. After crushing, a 8.0 oz riffle-split subsample was obtained from each drill sample. These subsamples were pulverized to 200-mesh size and the pulps were shipped to the Bureau Veritas laboratory in Sparks, Nevada. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. The pulps were shipped via air freight by Bureau Veritas to their analytical laboratory in Vancouver where they were analyzed for 45 major, minor and trace elements by ICP-MS after four-acid digestion.

Samples from Gold Standard’s 2019 North Bullion drilling were analyzed at Bureau Veritas. At total of 40 major, minor and trace elements, including gold, were analyzed by ICP following an aqua regia digestion. The 2020 North Bullion drilling samples were analyzed at ALS for gold using a 30 g aliquot by fire-assay fusion followed by an AA finish.

SAMPLING AND ANALYSIS – SOUTH RAILROAD

Commencing in 2012, Gold Standard’s RC samples stored by the drill rig were collected at the drill sites by representatives of ALS or Bureau Veritas and transported via truck to their respective laboratories in Elko, Nevada. Excessively wet samples were kept at the drill sites for a few days to drain and dry prior to collection by the laboratory staff.

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Core samples were transported daily from the drill sites to Gold Standard’s logging and core cutting facility in Elko by Gold Standard personnel. After logging and marking core-sample intervals by Gold Standard geologists, the core was photographed prior to being sawed lengthwise by contractor technicians. Whole HQ-size core was sawed in half. Whole PQ-size core was sawed in quarters. One half of the HQ core, and three quarters of the PQ core, were returned to the core boxes and the remainder was placed in pre-numbered sample bags that were closed with ties. Following insertion of QA/QC blanks and CRM, the core samples were transported by representatives of ALS or Bureau Veritas to their respective laboratories for preparation and analysis.

Samples from Gold Standard’s drilling in 2012, 2014, 2015, 2016, and 2017 were analyzed by ALS. The samples were prepared at the ALS laboratory in Elko, Nevada. The samples were dried and crushed in their entirety to 70% at less than 0.079 in. The crushed samples were riffle-split to obtain 8.0 oz subsamples that were pulverized to 85% at less than 75 microns. The pulps were shipped via air freight by ALS to the ALS laboratory in North Vancouver, British Columbia, for analysis. Gold was determined by 30 g fire-assay fusion with an AA finish (method code Au-AA23). Samples assayed at ≥0.292 oz/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish (method code Au-GRA21). Separate aliquots of 0.5 g were analyzed for silver and 34 major, minor and trace elements by ICP following an aqua regia digestion. In some cases, the ICP analyses were conducted on pulps from 5.0 ft drill samples. In other cases, ICP analyses were conducted on composited pulps representing 20 ft drill intervals. Some samples in 2014 were analyzed for silver by fire-assay fusion of 30 g aliquots with a gravimetric finish. In 2014, some samples were also assayed for 48 major, minor and trace elements by ICP-MS after four-acid digestions. During 2017, samples were analyzed for gold by cyanide leach with an AA finish.

In 2018, Pinion area drill samples were analyzed at Bureau Veritas and AAL. At the Bureau Veritas laboratory in Sparks, Nevada, samples were crushed in their entirety and riffle-split to obtain 8.0 oz subsamples. These subsamples were pulverized to 200-mesh size. Gold was determined by 30 g fire-assay fusion with an AA finish. Some samples were analyzed for gold by cyanide leach with an AA finish. The pulps were shipped to the Bureau Veritas laboratory in Vancouver, British Columbia. Carbon, CO2, and sulfur were determined by induction-furnace infrared absorption and thermal conductivity (“LECO”) analyses of 0.1 g aliquots. Gold, silver, and 35 major, minor and trace elements were assayed by ICP following aqua regia digestion of 0.5 g aliquots. Additional silver assays were completed in 2019 at Bureau Veritas using drill-sample pulps from previous analyses. Silver was determined by AA following four-acid digestion of 1.0 g aliquots.

At AAL in Sparks, Nevada, composited pulps of 2018 Pinion area drill samples were analyzed for gold by 30 g fire-assay fusion with an AA finish, and in some cases, with a gravimetric finish. Some of the samples were analyzed for gold by cyanide leach and an AA finish. Gold, silver, and 49 major, minor and trace elements were determined in some samples by ICP-MS following digestion in aqua regia.

AAL also analyzed selected, previously assayed drill-sample pulps for elemental barium using an energy-dispersive, x-ray fluorescence (“XRF-ED”) procedure. Pressed-powder pellets made from 2.0 g aliquots of sample pulps were used for the XRF-ED analyses, which were performed in 2018 and 2019. Other selected sample pulps were analyzed for barium using XRF-ED with 2.0 g pressed-powder pellets. Some of these were also analyzed for barite using wave-length dispersive x-ray fluorescence (“XRF-WD”) following lithium metaborate fusion of 0.5 g aliquots. Other sample pulps were analyzed for elemental barium by NITON hand-held XRF on both loose-powder aliquots. These were also analyzed by x-ray diffraction (“XRD”) for barite, witherite, and calcite, as well as sulfur and carbon by induction-furnace infrared (LECO).

Gold Standard also performed assays of elemental barium together with 39 major, minor, and trace elements using hand-held NITON XRF analyzers. These assays were done in 2018 in Elko, Nevada by independent contractor Rangefront Geological using selected drill-sample pulps in loose powder form.

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In 2019, the Pinion drilling samples were analyzed at Bureau Veritas. Gold was determined by ICP following an aqua regia digestion and by cyanide leach followed by an AA finish. Silver was analyzed by AA following a 4-acid digestion and by ICP following an aqua regia digestion. Thirty-seven major, minor and trace elements were analyzed by ICP following an aqua regia digestion. Carbon species, sulfur species and CO2 were determined by LECO methods.

The 2020 drilling samples from Pinion were analyzed at Paragon Geochemical (“Paragon”). Paragon is an independent commercial analytical laboratory in Sparks, Nevada with ISO/IEC 17025 certification. Thirty-four major, minor and trace elements were analyzed by ICP following an aqua regia digestion. Some of the samples were analyzed by ICP following a 4-acid digestion. Silver was analyzed by AA and by ICP following a 4-acid digestion. Gold was determined using a 30 g fire-assay fusion with an ICP finish. Gold was also analyzed by cyanide leach of a 30 g aliquot with an AA finish.

In 2021, Pinion drilling samples were analyzed at AAL, Bureau Veritas and Paragon. The same methods of analysis used at each of these three laboratories in prior years were also used for the 2021 drilling samples. Gold Standard obtained XRF barium assays in-house using NITON and Olympus units, and through AAL and Paragon Laboratories.

Gold Standard’s 2015 drilling samples from the Dark Star area were mostly analyzed by Bureau Veritas after preparation in the Bureau Veritas laboratory in Elko, Nevada. The samples were crushed in their entirety and riffle-split to obtain 8.0 oz subsample. These subsamples were pulverized to 200-mesh size. Gold was determined by 30 g fire-assay fusion with an AA finish in Bureau Veritas’ laboratory in Sparks, Nevada. Composited pulps were analyzed in Bureau Veritas’ laboratory in Vancouver, British Columbia, for gold, silver and 35 major, minor and trace elements by ICP-MS following aqua regia digestion of 0.5 g aliquots. Some of the 2015 pulps were re-analyzed by ALS in in North Vancouver, British Columbia, for gold by 30 g fire-assay fusion with an AA finish.

The 2016 and 2017 drilling samples from the Dark Star area were analyzed in part by Bureau Veritas and in part by ALS, with sample preparation in their respective laboratories in Elko, Nevada, using the same procedures that were used for the Pinion area samples as summarized above. The ALS assays were carried out in their Reno and North Vancouver laboratories where gold was determined by 30 g fire-assay fusion with an AA finish. Samples with ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish. Silver and 34 major, minor, and trace elements were assayed by ICP following aqua regia digestion of 0.5 g aliquots.

The Bureau Veritas assays of the 2016 and 2017 Dark Star drilling samples were performed in Bureau Veritas’ laboratories in Sparks, Nevada, and Vancouver, British Columbia. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish and in some cases with a gravimetric finish. Some samples were analyzed for gold by cyanide leach and an AA finish, and some samples were analyzed for gold with a screen-fire assay procedure. Gold, silver, and 35 major, minor, and trace elements were assayed in the Vancouver laboratory by ICP-MS following aqua regia digestion of 0.5 g aliquots.

The 2018 and 2019 drilling samples from the Dark Star area were prepared in either Bureau Veritas’ Elko or Sparks, Nevada, laboratories and analyzed in their Sparks and Vancouver laboratories. Gold and multi-element assays were carried out with the same methods and procedures used for the 2016-2017 samples. In addition, some samples were analyzed for carbon species, sulfur species, and CO2 by LECO methods.

Bureau Veritas was the principal laboratory for the analysis of the 2020 and 2021 Dark Star drilling samples. Silver was analyzed by AA following a 4-acid digestion, as well as by ICP following an aqua regia digestion. Gold was determined using a 30 g fire-assay fusion with an AA finish. Gold was also analyzed using a 30 g cyanide leach with an AA finish. Thirty-seven major, minor and trace elements, including gold and silver, were analyzed by ICP following an aqua regia digestion. Carbon species, sulfur species and CO2 were determined with LECO methods.

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ALS analyzed some of the 2020 Dark Star samples for gold using a 30 g fire-assay fusion with an AA finish, as well as a 30 g cyanide leach with an AA finish. Samples that assayed ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish.

AAL analyzed gold in some of the 2021 Dark Star drilling samples using a 30 g cyanide leach with an AA finish. Samples were also analyzed for gold using a 30 g fire-assay fusion followed by an ICP finish. Samples that assayed ≥0.292 oz Au/ton were re-analyzed with a second 30 g aliquot by fire-assay fusion and gravimetric finish.

The 2017 drilling samples from the Jasperoid Wash area were analyzed in part by Bureau Veritas and in part by ALS following preparation at their respective laboratories in Elko, Nevada. Gold and multi-element analyses were performed at their respective laboratories in Sparks, Nevada, Vancouver and North Vancouver, British Columbia, using the same methods and procedures used for the 2016-2018 Dark Star samples as summarized above.

All of the 2018 drill samples from Jasperoid Wash were prepared and analyzed by Bureau Veritas in Sparks, Nevada and Vancouver, British Columbia, using the same methods and procedures used for the 2016-2019 Dark Star samples as summarized above.

The 2019 drill samples from Jasperoid Wash were analyzed at Bureau Veritas. Thirty-seven major, minor and trace element, including gold and silver, were analyzed by ICP following an aqua regia digestion. Gold was also analyzed by cyanide leach. Carbon species, sulfur species and CO2 were determined with LECO methods. In 2020, some of the earlier Jasperoid Wash drilling samples were analyzed for silver using AA following a 4-acid digestion.

Gold Standard’s 2017 and 2018 drilling samples from the Dixie area were prepared by Bureau Veritas in Sparks, Nevada and Elko, Nevada. Analyses were conducted in the Bureau Veritas Sparks and Vancouver laboratories. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were analyzed for gold by cyanide leach and an AA finish. Gold, silver and 35 major, minor and trace elements were assayed in the Vancouver laboratory by ICP-MS following aqua regia digestion of 0.5 g aliquots. Composited pulps from the 2018 drilling were analyzed for carbon species, sulfur species and CO2 by LECO methods in the Vancouver laboratory.

Most RC samples from Gold Standard’s 2018 drilling at the Ski Track area were prepared by Bureau Veritas in Sparks, Nevada and Elko, Nevada. Analyses were conducted in the Bureau Veritas Sparks and Vancouver laboratories. Gold was determined by fire-assay fusion of 30 g aliquots with an AA finish. Some samples were analyzed for gold by cyanide leach and an AA finish. Gold, silver, and 35 major, minor and trace elements were assayed in the Vancouver laboratory by ICP-MS following aqua regia digestion of 0.5 g aliquots. Composited pulps from the 2018 drilling were analyzed for carbon species, sulfur species, and CO2 by LECO methods in the Vancouver laboratory.

For additional information on the specific assaying and analytical procedures used by historic operators of the property prior to Gold Standard, see Section 11 of the South Railroad Report.

DATA VERIFICATION

Mr. Lindholm is satisfied that the Pinion, Dark Star, Jasperoid Wash, and North Bullion drilling databases are in good condition. Various audits and checks were performed by MDA to verify collar coordinates, down-hole deviation surveys, geology, and assay data in the drill-hole database. All Gold Standard gold assay data was verified using digital laboratory certificates. However, about one third of the Pinion assays and one quarter of the Dark Star assays from historical drill campaigns were unsupported with original assay certificates. The same is true at North Bullion, where Gold Standard drilling makes up only 28% of the database, almost all of which is in the North Bullion deposit. The drill-hole data at the POD, Sweet Hollow and South Lodes deposits is almost entirely historical. Drill-hole data lacking adequate supporting documentation, as well as data from holes observed during sectional modeling to be inconsistent with surrounding holes, were treated as lower confidence, or excluded from use in modeling and estimation.

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In 2019, Gold Standard supplemented their Pinion silver database with re-assayed individual samples for which composites of multiple intervals had previously been analyzed. Over 50% of the original certificates were available for all silver data and were used for verification. QA/QC data was also evaluated, and the silver data was deemed acceptable for use in estimation of classified mineral resources.

There is no evidence of significant historical QA/QC programs for drilling prior to 2014. For Gold Standard programs at Dark Star, Pinion, and Jasperoid Wash, the QA/QC program was minimal in 2014 through 2016 but was more comprehensive in 2017 to 2020. Similarly at North Bullion, over the full-time span of the Gold Standard drilling from 2010 to 2012 there is a reasonable implementation of QA/QC protocols, but during some periods of time it is less substantial. The results and amount of QA/QC data, as well as non-remedied QA/QC “failures,” were considered in mineral resource classification for the Dark Star, Pinion, Jasperoid Wash and North Bullion deposits. Mr. Lindholm concludes that the Dark Star, Pinion, and Jasperoid Wash analytical data are adequate for the purposes used in the South Railroad Report, subject to issues described in Section 12 of the South Railroad Report. The issues described in Section 12 of the South Railroad Report were considered in assigning levels of confidence and the classification of the mineral resources.

Cyanide-soluble gold assays at Dark Star and Pinion were verified, but no QA/QC data was available for evaluation. Carbon and sulfur species data were audited and determined to be adequate for use in their respective estimates done for waste handling and metallurgical characterization. No QA/QC data was associated with the carbon and sulfur analyses.

Barium was estimated in the Pinion deposit block model for metallurgical characterization. Barium analyses were done using pressed-powder energy-dispersive XRF-ED and loose-powder NITON XRF analytical methods. These methods were evaluated by running additional analyses on duplicate pulp samples by various methods. After evaluating the reliability and relationship of barium assays produced by the two methods, and verification of the data, the data was used to model and estimate NITON XRF-derived barium grades.

MINERAL PROCESSING AND METALLURGICAL TESTING

The current study of the South Railroad portion of the Railroad-Pinion project focuses on two main sources of ore, for which mineral reserves are declared: the Pinion and Dark Star deposits. These deposits have different geo-metallurgical characteristics, which are briefly summarized as follows:

●	The Pinion deposit can be characterized as hard and abrasive material, with a steep feed P80 vs. gold recovery response. Much of the gold is contained in the rock ground mass and requires fine crushing (-1/4” inch) to liberate gold for the most efficient cyanide-leach extraction. Gold recovery has proven to be sensitive to high barite/silica content in the mulilithic breccia (mlbx) ore type. Gold recovery from the high-barite/silica materials benefits the most from fine crushing. This deposit can be heap leached without crushing, at low gold recovery, conventionally crushed and leached at modestly higher gold recovery, or HPGR-crushed at higher gold recovery.
●	The Dark Star deposit can be characterized as hard and moderately abrasive material, with a flat feed P80 vs. gold recovery response. Most of the gold is contained in fractures that have been oxidized and accessible to cyanide solutions that easily pass through the rock matrix. Consequently, high gold extractions are achieved at coarse particle size, requiring no crushing prior to heap leaching.

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A large number of variability and master composites (mostly from PQ core) were selected by Gold Standard for feasibility level testing on the Dark Star and Pinion Deposits. Standard metallurgical testing protocols consisted of bottle roll leach testing at 80 percent passing (P80) size targets of 75 microns (200 mesh) and 1,700 microns (10 mesh), and column leaching testing at various P80 sizes ranging from 0.375 inch to 1.0 inch (9.5 mm to 25 mm). Additional composites were crushed using High Pressure Grinding Rolls (HPGR), at medium press force, and subjected to column leaching. The total number of metallurgical tests, by deposit, is presented in the table below.

Summary of Leach Tests Performed

	Number of Tests
Test Procedure	Dark Star	Pinion
Bottle Roll P80 Target = 75 microns (200 mesh)	121	195
Bottle Roll P80 Target = 1,700 microns (10 mesh)	121	207
Conv. Crush Columns P80 Target = 0.375-1.0 inch (9.5-25 mm)	99	90
HPGR Crush Columns P80 Target = 0.20-0.24 inch (5-6 mm)	11	23

ROM heap leach head grade vs. gold recovery models were developed for Dark Star and Pinion and silver recovery models were developed for Pinion. Silver recovery was not modelled for Dark Star as silver grades are too low to be of economic significance.

Due to the multiple material types, and the dependence of gold recoveries on head grades and crush size, 71 gold and silver recovery vs head grade equations were developed, along with recovery vs solution-to-ore ratio equations. Of the recovery equations, 28 are for Pinion oxide and transition ROM ores and 16 are for Dark Star oxide and transition ROM ores. The recovery equations can be found in Section 13 of the South Railroad Report.

The gold and silver recovery equations for each ore type were delivered to the mine modelers for incorporation into the block calculations.

The overall life-of-mine ROM average gold recovery for the Dark Star deposit is estimated at 71.9 percent and the Pinion deposit is estimated at 56.3 percent.

The major reagent consumptions for heap leaching of Pinion and Dark Star ore have been taken from available metallurgical test results from column leach tests on crushed material. No test data exists at the ROM particle size, so the selected reagent consumptions have been estimated based on test results on the coarsest samples tests 1.5 inch (37 mm). Cyanide consumptions have been estimated at 0.44 lb/ton (0.22 kg/tonne) for Pinion and 0.46 lb/ton (0.23 kg/tonne) for Dark Star. Lime consumption is estimated at 2.0 lb/ton (1.0 kg/tonne) for both Pinion and Dark Star ores.

The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional ROM heap leach. Oxide and transition ore types will be mined by standard open pit mining methods from two separate pits. The ore will be truck-stacked on the heap as ROM ore directly, without crushing, in 30-foot lifts. Lime will be added directly to the haul trucks for pH control.

The stacking rate will be in accordance with the mine plan. The ROM ore placement is equivalent to a LOM average of 22,000 tonnes per day, with the peak in Year 5 of an average of 29,700 tonnes per day.

Gold and silver in the stacked ore will be leached with a dilute cyanide solution using a drip irrigation system at application rates in the range of 4,800-6,100 gallons per minute. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. The gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury recovery, and then refined in a melting furnace to produce gold and silver doré bars.

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MINERAL RESOURCE ESTIMATE

See “Summary of Mineral Reserve and Mineral Resource Estimates” above for the Company’s current mineral resource estimates for the South Railroad Project.

The estimated mineral resources presented were classified in order of increasing geological and quantitative confidence into inferred, indicated, and measured categories to be in accordance with the CIM Standards. Mineral resources are reported at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction.”

MDA modeled geology and metal domains for the Dark Star, Pinion, and Jasperoid Wash deposits, then estimated and classified gold mineral resources. A silver estimate was also produced for the Pinion deposit. Gold Standard provided the geologic modeling for the various deposits and were intimately involved with metal domain modeling. Block sizes were 30 ft x 30 ft x 30 ft for Dark Star and Pinion, and 20 ft x 20 ft x 20 ft for Jasperoid Wash. The block size for modeling and estimation at the North Bullion deposits model was 10 ft x 10 ft x 10 ft for evaluation of underground potential, but reblocked to 30 ft x 30 ft x 30 ft to optimize open pits. Estimation was done using inverse-distance methods with powers ranging from two to four. Multiple models were estimated in order to optimize the estimation parameters.

The estimate of mineral resources for the Railroad-Pinion property is the block-diluted inverse-distance estimate and is reported at variable cutoffs for open-pit and underground mining. The cutoff for oxidized and transitional redox material in an open pit is 0.005 oz Au/ton (0.171 g Au/t), whereas the cutoff for sulfide material is 0.045 oz Au/ton (1.543 g Au/t). Potential sulfide underground resources, present only at the North Bullion deposit, are reported at a cutoff of 0.100 oz Au/ton (3.429 g Au/t). Mineral resources were classified as measured, indicated or inferred for each deposit separately. Factors considered for classification include results of data verification and QA/QC results, the level of geologic understanding of each deposit, and performance of past mineral resource block models with new drilling.

The mineral resources set forth under the heading “Summary of Mineral Reserve and Mineral Resource Estimates” present the optimized pit- and underground grade shell-constrained estimated mineral resources for the Dark Star, Pinion, Jasperoid Wash, and North Bullion deposits based on a $1,750/oz gold price.

Barium was estimated into the Pinion deposit block model for use in metallurgical characterization of the Pinion mineralized material. The average barium grade is ~2.25% for the gold mineralization grading at least 0.005 oz Au/ton (0.171 g Au/t). Factoring between barium analytical results were required, which added some uncertainty to the model.

Cyanide-soluble gold block models were produced for the Pinion and Dark Star deposits. These estimates appear reasonable in areas with Gold Standard drilling, however, there is less confidence in some areas where cyanide-soluble gold data is lacking, such as where historical drilling is predominant.

An acid-base accounting model was generated for Pinion and Dark Star to characterize waste material for mine planning and handling. An organic carbon model was also produced to evaluate effects on metallurgy at Pinion. Because of limited data, these estimates can only be considered as guides for environmental planning and metallurgy.

MINERAL RESERVE ESTIMATE

See “Summary of Mineral Reserve and Mineral Resource Estimates” above for the Company’s current mineral reserve estimates for the South Railroad Project.

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Measured and Indicated mineral resources were used as the basis to define mineral reserves for both the Dark Star and Pinion deposits. mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and applying pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Modifying factors including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors have been applied in the estimate of mineral reserves.

RESPEC provided the final production schedule to M3 who developed the final cash-flow model which demonstrates that the Pinion and Dark Star deposits make a positive cash flow and are reasonable with respect to statement of mineral reserves for these deposits. Within the designed pits there are a total of 267.2 million tonnes of waste associated with the in-pit mineral reserves. This results in an overall project strip ratio of 4.1 tonnes of waste for each ton of material processed.

MINING OPERATIONS

The Feasibility Study for the South Railroad Project includes mining at both the Dark Star and Pinion deposits; both are planned as open-pit, truck and shovel operations. The truck and shovel method provides reasonable costs and selectivity for these deposits.

The production schedule considers the processing of material by ROM. All ROM material will be dumped in place directly on the ROM leach pad. Monthly periods were used to create the production schedule with pre-stripping starting in Dark Star at month -6. Start of ROM processing is assumed to be month 2.

The total Dark Star mining rate would ramp up from 18,000 tonnes per day to about 73,000 tonnes per day over a period of six months. A maximum of 99,000 tonnes per day is used in the production schedule during the peak mining of deeper Dark Star material. Pre-production mining is planned to start in Dark Star North and then progress to Pinion in Year 1. The maximum mining rate required in Pinion is 114,000 tonnes per day.

The Feasibility Study has assumed owner mining to keep the cost lower than it would be with contract mining. The production schedule was used along with additional efficiency factors, cycle times, and productivity rates to develop the first principle hours required for primary mining equipment to achieve the production schedule. Primary mining equipment includes drills, loaders, hydraulic shovels, and 181-tonne capacity haul trucks.

Waste storage facility designs were created for the Feasibility Study to contain the material that is not processed. A 1.3 swell factor was assumed which provides for both swell when mined and re-compaction when placed into the facility.

PROCESSING AND RECOVERY OPERATIONS

The process selected for recovery of gold and silver from the Pinion and Dark Star ore is a conventional heap-leach recovery circuit. The ore will be mined by standard open pit mining methods from two separate pits. Pinion and Dark Star ore will be truck-stacked on the heap as ROM ore directly, without crushing.

Oxide and transition material types will be leached with a dilute cyanide solution. The leached gold and silver will be recovered from solution using a carbon adsorption circuit. Gold and silver will be stripped from carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury separation and recovery, and then refined in a melting furnace to produce gold and silver doré bars.

The Pinion and Dark Star deposits have a total estimated mineral reserve of 65.2 million tonnes. The total estimated mine life is 8 years; solution application on the heap leach pad will continue for an additional 2.5 years after mining operations have ceased to recover additional solubilized metal ounces. The nominal ore placement rate on the pad is an average of 8 million tonnes per annum, equivalent to 22,000 tonnes per day.

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The gold and silver recoveries for heap leaching of the Pinion and Dark Star ore have been taken from the recommendations detailed in Section 13 of the South Railroad Report, as discussed above under “Mineral Processing and Metallurgical Testing”. For the Pinion and Dark Star mineral resources, the overall life-of-mine average gold recovery for the ore is estimated at 64.5 percent. For the Pinion and Dark Star mineral resources, the overall life-of-mine average silver recovery for the ore is estimated at 11 percent.

INFRASTRUCTURE, PERMITTING AND COMPLIANCE ACTIVITIES

INFRASTRUCTURE

Project infrastructure for South Railroad has been developed to support the mining and heap leaching operations. Electrical power will be generated onsite by generators powered by liquified natural gas (LNG). Project buildings located at the site will include Security and Emergency services, Administration, Change House, Crushing, Truck Shop, ADR/Refinery Plant, and Laboratory buildings. These will mainly be located between Pinion and Dark Star pits for ease of access and be connected by local roads and haul routes.

ENVIRONMENT AND PERMITTING

Gold Standard conducted environmental baseline studies over the past several years as part of their ongoing permitting efforts and in preparation for the submittal of permit applications for conduct mining operations. The main portion for the project area has been surveyed for surface water resources, including Waters of the United States (“WOTUS”), biological resources, and cultural resources. The project access road, and the water management area remain to be surveyed. In 2018, Gold Standard commenced material characterization testing of the mineralized material and waste rock to determine the metal leaching and acid generation potential. Additionally, an evaluation of the groundwater resources was commenced to determine groundwater supply potential, as well as the potential impacts from groundwater pumping and pit lake development. Gold Standard has had several meetings with BLM since January 2019 to determine any additional baseline data collection needs for the permitting process.

Within and adjacent to the project area there are greater sage grouse and golden eagles. These species will have an effect on how the project is permitted and what mitigation in required or proposed. The Company is working with the BLM on the management of these species.

The review and approval process for the Plan Application by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. Thus, for the BLM to process the Plan Application the BLM is required to comply with the NEPA and prepare either an Environmental Assessment (“EA”), or an Environmental Impact Statement (“EIS”). The BLM has determined that this process requires an EIS, due to the mine dewatering and potential pit lake. The Company will also need an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

As of the date of this AIF, the Notice of Intent is with the BLM for review. The Company expects the Notice of Intent to be filed in the Federal Register in 2025.

There are a number of environmental permits issued by the Nevada Department of Environmental Protection (“NDEP”) that are necessary to develop the project and which the Company needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources (“NDWR”) issues water rights for the use and management of water.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

South Railroad is a previously explored mineral property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. Gold Standard conducted baseline data collection for a couple of years for environmental studies required to support the Plan Application and permitting process. The waste and mineralized material characterization and the hydrogeologic evaluation are currently in their latter stages of development. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

Social and community impacts have been and are being considered and evaluated for the Plan Amendment and Plan Application performed for the project in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations, and/or individuals are consulted during the preparation of all plan amendments to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities, and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

A Tentative Plan for Permanent Closure (“TPPC”) for the project would be submitted to the NEDP with the Water Pollution Control Permit application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach pad and waste rock facilities with growth media, and then revegetating. The design of the process components is not sufficiently advanced to determine the closure costs. Any residual heap leach or waste rock facilities drainage will be managed with evaporation cells.

Gold Standard developed a Water Management Plan for South Railroad in support of the Feasibility Study. The Water Management Plan formed the basis for evaluating the infrastructure and associated cost to manage water through the life cycle of the mine. The purpose of the Water Management Plan is to present the water management strategies that focus on water as an asset and allow the Company to proactively plan and manage water from development to post-closure such that operational and stakeholder water needs are met, and that human health and the environment are protected.

CAPITAL AND OPERATING COSTS

The capital expenditure schedule for the LOM as set forth in the South Railroad Report is shown in the table below.

Capital Expenditure Schedule

	Initial	Sustaining										Total
Capital Expenditure ($000)	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Mine Pre-Prod.	$22,640	—	—	—	—	—	—	—	—	—	—	$22,640
Mine Capital	$13,943	$10,703	$16,798	$16,306	$16,914	$16,284	$10,884	$9,147	$5,588	—	—	$116,568
Process	$152,458	$27,169	$8,953	$15,149	$6,798	$13,850	$5,375	$2,563	$1,329	$1,223	$1,644	$236,511
Owner’s Cost	$1,157	—	—	—	—	—	—	—	—	—	—	$1,157
Total	$190,197	$37,872	$25,751	$31,455	$23,712	$30,133	$16,259	$11,710	$6,918	$1,223	$1,644	$376,873

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

The total production cost includes mine operations, process plant operations, general and administration, reclamation and closure, and government fees. The following table below shows the operating costs as set forth in the South Railroad Report over the LOM by area.

LOM Operating Costs

LOM Operating Cost ($000)
Mining	$616,504
Process Plant	$147,424
G&A	$37,750
Refining	$5,153
Total Operating Cost	$806,832
Royalty	$10,911
Salvage Value	$(12,410)
Reclamation/Closure	$22,569
Total Production Cost	$827,901

The Feasibility Study indicates an average gold production over the estimated 8-year LOM of about 124,000 ounces per year, with peak production in Year 2 of 197,000 ounces of gold. Cash costs are estimated to be $792 per ounce of gold after by-product credit, and AISC is estimated to be $1,021 per ounce of gold2. The resulting after-tax cash flow is $403.2 million, for an after-tax NPV (5%) of $314.8 million and an estimated payback period of 1.9 years. A summary of the pre-tax and after-tax Feasibility Study economic indicators is shown in the following table.

Economic Analysis Summary

Indicators	Before-Tax	After-Tax
LOM Cash Flow ($000)	$497,330	$403,162
NPV @ 5% ($000)	$388,866	$314,791
NPV @ 10% ($000)	$307,248	$247,592
IRR	49.2%	44.3%
Payback (years)	1.9	1.93

2 Note: Total cash cost and AISC are non-GAAP measures. See “Introductory Notes and Cautionary Statements – Non-GAAP Measures” for additional information.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

SENSITIVITY ANALYSIS

The following table shows the sensitivity analysis of the key economic indicators (cash flow, NPV, IRR, and payback) to changes in gold prices.

Sensitivity Analysis

Financial Indicators	Spot Case	Base +$150	Base Case	Base -150	Base -250
Gold Price (per troy oz)	$1,899	$1,800	$1,650	$1,500	$1,400
Silver Price (per troy oz)	$21.50	$21.50	$21.50	$21.50	$21.50
Pre-tax Cash Flow, $M	$753.9	$651.9	$497.3	$342.8	$239.8
Pre-tax Net Present Value (5%) in $M	$603.0	$517.9	$388.9	$259.9	$173.9
Pre-tax Internal Rate of Return (IRR)	68.2%	60.8%	49.2%	36.5%	27.2%
Pre-tax Payback (Years)	1.6	1.7	1.9	2.1	2.4
After-tax Cash Flow, $M	$606.3	$526.1	$403.2	$280.9	$199.0
After-tax Net Present Value (5%) in $M	$486.4	$418.7	$314.8	$211.2	$141.6
After-tax Internal Rate of Return (IRR)	62.1%	55.3%	44.3%	32.6%	24.0%
After-tax Payback (Years)	1.6	1.7	1.9	2.2	2.4

EXPLORATION, OUTLOOK, AND FUTURE PLANS

2022 EXPLORATION

Upon taking ownership of the South Railroad Project in August 2022, the Company accelerated exploration activities and expanded the project’s 2022 program. The 2022 program objectives included: (i) confirming historical drill results, and (ii) providing additional information, including increased drill hole spacing density, specific gravity measurements, and material for preliminary metallurgical test work necessary for mineral resources estimation upgrade and growth. In 2022, a total 9,796m of RC and 777m of diamond drill core drilling were completed.

2023 EXPLORATION

Orla continued exploration efforts at South Railroad in 2023. The 2023 exploration program, consisting of 10,942m of RC drilling and 3,753m of core drilling, focused on (i) infill drilling of the North Bullion Sulphide Deposit to upgrade the mineral resource to Indicated category, (ii) near deposit drilling at Pinion and Dark Star to test extensions/continuity of mineralization, (iii) testing extensions of satellite deposits, and (iv) testing regional exploration targets.

2024 EXPLORATION

The 2024 exploration program consisted of 17,269 m of RC and 1,740 m of core drilling focused on (i) testing potential extensions of oxide gold mineralization at the Dark Star, Pinion and Jasperoid Wash deposits, (ii) improving the understanding of controls on mineralization at the newly acquired Pony Creek occurrences and (iii) testing newly defined targets. Drilling confirmed the potential to extend oxide gold mineralization at known deposits and shallow oxide mineralization in the southern property area.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

PLANNED 2025 EXPLORATION

In 2025, Orla intends to complete approximately 19,000 m of RC and core drilling (i) to continue testing and growing the Dark Star and Pinion deposits; (ii) test shallow oxide gold mineralization at the POD-Sweet Hollow target in the northern part of the property; (iii) drill test sulphide skarn mineralization targets near the Bullion stock and on the extension of the North Bullion deposit; and (iii) expand and delineate shallow oxide gold mineralization to define new resources in the southern part of the property.

OTHER MINERAL PROJECTS

CERRO QUEMA PROJECT

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre. The project includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. Additional information on the Cerro Quema Project is set forth in the technical report titled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama”, dated effective January 18, 2022 (the “Cerro Quema Report”).

On October 27, 2023, Panama’s President, Laurentino Cortizo Cohen, signed Executive Decree No. 23/2023 (“Decree 23-2023”). Decree 23-2023 (i) banned the granting of new concessions for the exploration, extraction, transportation, and exploitation of metal mining in Panama, (ii) rejected all pending requests for the granting of new concessions for the exploration, extraction, transport, and exploitation of metal mining and (iii) ordered MICI to dispose of the files within three months of the passing of Decree 23-2023. On November 3, 2023, the National Assembly of Panama passed Law 407, which instituted a moratorium on granting, renewing, or extending concessions for the exploration, extraction, transportation, or exploitation of metal mining in Panama. On December 15, 2023, Minera Cerro Quema SA de CV (“MCQSA”), the Company’s subsidiary that holds the Cerro Quema Project, received three resolutions from MICI. The resolutions rejected the request for extension for the three mining concessions comprising the Cerro Quema Project, retroactively declared the concessions canceled, and declared the area comprising the concessions to be a reserve area under the Panamanian mining code. Under the Panamanian mining code, MICI is prohibited from granting mining concessions for exploration or extraction on a reserve area. On December 26, 2023, MCQSA filed requests for reconsideration of MICI’s decisions. On March 11, 2024, MICI rejected the requests for reconsideration.

In March 2024, the Company filed a Notice of Intent to Arbitrate with the Government of Panama under the FTA. The Notice of Intent asserted that the measures taken by Panama, including those described above, constituted violations of Panama’s legal obligations under the FTA and customary international law. The Notice of Intent was intended to facilitate a 30-day consultation period to reach an amicable resolution to the Company’s claim. As no resolution was reached, the Company proceeded with filing a Request to Arbitrate on July 3, 2024. As part of the FTA requirements, the Company submitted an initial and preliminary estimate of damages claimed of no less than US$400 million, plus pre-award and post-award interest.

The arbitration will be facilitated and administered by the International Centre for Settlement of Investment Disputes (ICSID) in Washington, DC, under its Arbitration Rules. A tribunal for the arbitration has been constituted in accordance with the Arbitration Rules and the Company expects to file written submissions (referred to as its Memorial on the Merits) to the arbitration tribunal in late March 2025.

Although the Company intends to vigorously pursue these legal remedies, the Company’s preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

As a result of the foregoing, the Company has removed the mineral resources and mineral reserve estimates for the Cerro Quema Project from the “Summary of Mineral Reserve and Mineral Resource Estimates” set forth in this AIF. In the event that the Company is able to reach an agreement with the Panamanian government or Law 407 is repealed, the Company expects to publicly report on such estimates again in future periods. For additional information, please refer to the Cerro Quema Report and the Company’s annual information form for the year ended December 31, 2022.

See “Risk Factors – The Cerro Quema Project”.

LEWIS PROJECT

The Lewis Project was acquired by the Company through its acquisition of Gold Standard. The project is strategically located adjacent to the north and within the Plan of Operations boundary of Nevada Gold Mines' Phoenix Operation. The Lewis Project has an Inferred mineral resource of 206,000 ounces of gold (7.74 million tonnes at 0.83 g/t gold) and several additional prospective targets that have the potential to expand the resource base. For additional detail, see the technical report titled “Technical Report and mineral resource Estimate for the Lewis Project, Lander County, Nevada, USA” dated June 15, 2020 and an effective date of May 1, 2020, which is available on SEDAR and EDGAR under Gold Standard’s profile at www.sedarplus.ca and www.sec.gov, respectively, as well as the Company’s website. The Lewis Project is not considered to be a material project for the Company. No exploration activities are planned at the Lewis Project in 2025.

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RISK FACTORS

In addition to the usual risks associated with an investment in a mineral exploration, development, and operating company, the Company believes that, in particular, the risk factors set out below should be considered. It should be noted that this list is not exhaustive and that other risk factors may apply. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors of the Company are currently unaware or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business, and business prospects could be materially adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment. An investment in the Company may not be suitable for all investors.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

UNCERTAINTY IN THE ESTIMATION OF MINERAL RESERVES AND MINERAL RESOURCES

The figures for mineral reserves and mineral resources contained in this AIF are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types, and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Fluctuations in gold, silver, and base or other precious metals prices, results of drilling, metallurgical testing and production, and the evaluation of studies, reports, and plans subsequent to the date of any estimate may result in a revision of estimates from time to time or may render the estimates uneconomic to exploit. Mineral resource and mineral reserve data is not indicative of future results of operations. Estimated mineral resources or mineral reserves for the Company’s properties are evaluated from time to time and may require adjustments or downward revisions based upon further exploration or development work, geological interpretation, drilling results, metal prices, or actual production experience. Any material reductions in estimates could have a material adverse effect on the Company’s results of operations and financial condition.

The category of inferred mineral resource is the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. mineral resources that are not mineral reserves do not have demonstrated economic viability.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

INDEBTEDNESS AND GOLD PREPAY

As of the date of this AIF, Orla has indebtedness under the Credit Facility and Convertible Notes, as well as the Gold Prepay obligations to the Gold Prepay Providers, each as discussed under the heading “General Development of the Business – Developments During 2024”. This indebtedness and the Gold Prepay obligations will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures or produce sufficient gold ounces to meet its obligations under the Gold Prepay. If the Company is unable to generate such cash flow or meet its gold delivery obligations, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness or the Gold Prepay will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate the Credit Facility, Convertible Notes, and the Gold Prepay require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders or providers to accelerate the Company’s obligations, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

FOREIGN COUNTRY AND POLITICAL RISK

Certain of the Company’s principal mineral properties are located in Mexico and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, tariffs, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

A significant portion of the Company’s operations are currently conducted in Mexico. Violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption, and the pervasiveness of organized crime. Incidents of criminal activity have occasionally affected the communities in the vicinity of the Company’s operations. Such incidents may prevent access to the Company’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect the Company’s ability to conduct business. The Company can provide no assurance that security incidents, in the future, will not have a material adverse effect on its operations.

Additionally, on May 8, 2023, the Mexican government completed a decree reforming various provisions of the mining law (the “Decree”), which was published in the Official Gazette and became law on May 9, 2023. The Decree makes significant changes to the current mining laws, including but not limited to: reducing new mining license concession terms; restricting the granting of mining concessions requiring public auctions; imposing conditions on water use and availability; imposing regulations on mining concession transfers; imposing additional grounds for cancellation of mining concessions and further limitations on mining in protected areas; granting preferential rights to mining strategic minerals to state owned enterprises; imposing additional requirements for financial instruments to be provided to guarantee preventive, mitigation, and compensation measures resulting from the social impact assessment, as well as potential damages that may occur during mining activities. The full impact of the Decree on the Company is currently unknown, as the Mexican Government has yet to publish the associated regulations.

On June 19, 2023, the Company filed an “Amparo” in the Second District Court of the State of Zacatecas against the Decree on various grounds. An Amparo is a judicial action to protect a party’s rights from acts or omissions of governmental authorities that violate the rights and guarantees of such party that are protected by the Mexican Constitution. On August 25, 2023, the District Court judge declined to grant the Company’s motion to suspend application of the Decree while the Company awaits a final judgment on its Amparo, which decision the Company has appealed. The hearing for the Amparo was held in December 2023. In February 2024, District Court dismissed the Company’s Amparo. The Company has appealed such decision to the Collegiate Circuit Court of Mexico. However, the Supreme Court of Justice of Mexico has ordered that District and Circuit Courts postpone the issuance of any decisions in relation to the Decree until certain constitutional challenges raised by opposition parties in the Mexican government are resolved by the Supreme Court, the timeline for which is uncertain. If our challenge to the Decree is not successful, the changes to the mining law may have material impacts on our current and future exploration activities and operations in Mexico, the extent of which is yet to be determined.

PERMITTING RISKS

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

At Camino Rojo, the Company has experienced permitting delays and denials by the Mexican federal environmental authority, SEMARNAT, in connection with the amendments to the MIA required for the mine as set forth in the 2021 Camino Rojo Report. Protracted delays in obtaining the amendments to the MIA may require the Company to revise mine plans or curtail expected production, which could materially adversely affect Camino Rojo’s operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

For the Company’s South Railroad Project, the BLM will need to publish the Notice of Intent in the Federal Register to officially commence the Environmental Impact Statement process for the project pursuant to NEPA. Once the Notice of Intent is published in the Federal Register, public scoping meetings can commence in conjunction with the Environmental Impact Statement. If successful, this process will culminate in the BLM issuing a Record of Decision permit for the project. The Company will also need an Individual Section 404 Permit from the United States Army Corps of Engineers and this agency will be a cooperating agency on the NEPA documents.

South Railroad will also require various other environmental permits issued by the Nevada Department of Environmental Protection and from other state and local agencies. In particular, South Railroad is located in greater sage grouse habitat and the project will be subject to the Nevada Conservation Credit System (the “CCS”), a regulatory framework designed to offset the impact to greater sage-grouse from anthropogenic disturbances, such as mining. The CCS will require South Railroad (as a debit generator) to acquire or purchase credits under the system, which may lead to increased operational costs and potential delays. Further, changes in the greater sage grouse population, evolving interpretations of existing rules under the CCS or alterations in the credit system itself may lead to additional costs and delays. There can be no assurance that the Company will acquire sage grouse credits on economically acceptable terms.

ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards and enforcement, and fines and penalties for noncompliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. Environmental hazards may exist on the properties in which the Company holds its interests or on properties that will be acquired which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

The Company’s current or future activities, including exploration and development activities and operations of the Company require licenses, permits, or other approvals from various governmental authorities and activities are and will be governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting, and other matters. Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations, and permits. There can be no assurance that all permits that the Company may require for exploration and development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities and that it does not currently have any material environmental obligations. However, there may be unforeseen environmental liabilities resulting from exploration, development, and/or mining activities and these may be costly to remedy.

The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the operations and financial condition of the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration and development operations may be required to compensate those suffering loss or damage by reason of the exploration and development activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations, and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.

For example, an ecological tax implemented by the state Congress of Zacatecas in 2017 could have a significant impact on the economics of the Camino Rojo Project. This tax is applied to cubic metres of material extracted during mining, square metres of material impacted by dangerous substances, tonnes of carbon dioxide produced during mining processes, and tonnes of waste stored in landfills. Due to the uncertainty of application of this tax and turbulence between active mining companies and the State of Zacatecas, the long-term effects and implementation of this ecological tax are currently unknown and were not considered in the 2021 Camino Rojo Report. The Company has received assessments in respect of this tax; however, the Company’s view is that the sections of the law pursuant to which these assessments have been issued do not apply to the Company at this time and, accordingly, the Company has filed the appropriate appeals. We expect this matter will be resolved by judicial process. Due to this uncertainty, no amounts have been accrued in the Company’s financial statements in respect of this ecological tax. The amounts eventually paid in respect of this tax could be material.

TAILINGS RISKS

Mining companies face innate risks in their operations with respect to tailings storage facilities and structures built for the containment of processed rock that remains after the target minerals are extracted, known as tailings, which will expose the Company to certain risks in connection with operations at the Musselwhite Mine. Unexpected failings or breaches of tailings storage facilities, such as slope failures, foundation failures, or erosion, could release tailings and result in extensive environmental damage to the surrounding area as well as damage to property, personal injury, or death. Tailings storage facility failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets, and the recognition of provisions for remediation, which could affect the Company's operations at the Musselwhite Mine and financial condition.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

The unexpected failure of a tailings storage facility could subject the Company to any or all of the potential impacts discussed above in “Environmental and Other Regulatory Requirements”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company's control such as extreme weather, a seismic event, or other incident) could cause damage to the environment and the surrounding communities, wildlife, and areas. Failure to comply with existing or new environmental, health, and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations, and permits may prevent the Company from proceeding with the development of a project or the operation or further development of the Musselwhite Mine or increase the costs of development or production, or otherwise impact the Company's ability to execute its strategic plans, and may materially adversely affect the Company's business, results of operations at the Musselwhite Mine or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at the Musselwhite Mine. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach, or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated, and may involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company's losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations at the Musselwhite Mine. If any such risks were to occur, this could materially and adversely affect the Company's reputation and its ability to conduct its operations, and could subject the Company to liability and result in a material adverse effect on its business, financial condition and results of operations.

RECLAMATION COSTS

The Company’s operations are subject to closure and reclamation plans that establish obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation timing, concepts, and plans, which could increase costs.

Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the Company’s operations in order to fund an increase to a reclamation bond. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The Company’s accruals for the costs of reclamation of its operations are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Obtaining regulatory approval of the Company’s reclamation activity may also add additional time and costs to reclamation. If actual costs are significantly higher than current estimates, then results of the Company’s operations and financial position could be materially adversely affected.

THE CAMINO ROJO PROJECT MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the Camino Rojo Oxide Mine pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Camino Rojo Report.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

However, the Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of the Camino Rojo Project that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

MINERAL RESOURCE ESTIMATIONS FOR THE CAMINO ROJO PROJECT ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for the Camino Rojo Project has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for the Camino Rojo Project are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for the Camino Rojo Project are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

SURFACE RIGHTS

CAMINO ROJO

There are four ejido communities in the vicinity of the main area of operations and drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

SOUTH RAILROAD

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico, the United States and Canada is a detailed and time-consuming process. Although the Company has diligently investigated title to all mineral tenures and, to the best of its knowledge, title to all of its properties is in good standing, this should not be construed as a guarantee of title. The Company can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

MUSSELWHITE

The Musselwhite Mine claims, tenures, leases, titles, and other real property may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate the Musselwhite Mine or to engage in other related activities. Accordingly, the Musselwhite Mine is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Musselwhite Mine. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities at the Musselwhite Mine.

Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. On July 21, 2021, the Canadian federal government’s UNDRIP Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for Indigenous groups, government authorities, and natural resource project proponents.

Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments, and other matters. The risk of unforeseen title claims by Indigenous peoples also could affect future development and operations at the Musselwhite Mine.

SOUTH RAILROAD

Certain of the Company’s mineral rights at the South Railroad Project consist of unpatented mining claims. Unpatented mining claims are unique real property interests and are generally considered to be subject to greater risk than other real property interests because the legal validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their legal validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of mining claim boundaries and location monuments, assessment work, unregistered agreements, undetected defects, and possible conflicts with other mining claims. Since a substantial portion of all mineral exploration, development and mining in the western United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

The South Railroad Project is also subject to annual compliance with assessment work or fee requirements, property taxes, lease payments, and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the South Railroad Project.

In addition, certain of the Company’s subsurface mineral rights to the South Railroad Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio, which may have a material adverse effect on the Company’s business.

WATER RIGHTS

The Company’s current and future mining operations will require significant quantities of water for mining, ore processing and related support facilities. In particular, the Company’s properties in Mexico and Nevada are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production and project development is dependent on the Company’s ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. The Company cannot predict the potential outcome of future legal proceedings relating to enforcement of water rights, claims and uses, or potential pressure from other users of water, government agencies and officials, and/or non-governmental organizations to limit the amount of water made available to or used for mining activities, regardless of legally valid water rights. Water shortages may also result from weather or environmental and climate impacts outside of the Company’s control, see “Risk Factors – Climate Change Risk”. Shortages in water supply or the inability to acquire and maintain water rights could result in development delays, as well as production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water for the Company to develop projects or conduct operations.

The loss of some or all water rights, ongoing litigation to enforce existing or new water rights, ongoing shortages of water to which the Company has rights and/or significantly higher costs to obtain sufficient quantities of water could result in the Company’s inability to develop its projects, maintain production at current or expected levels, require the Company to curtail or shut down mining operations, and could prevent the Company from pursuing expansion or development opportunities, which could adversely affect the Company’s results of operations and financial condition. Laws and regulations may be introduced in some jurisdictions in which the Company operates which could also limit access to sufficient water resources, adversely affecting existing operations or expansion or development plans.

For example, in Nevada, where the Company’s South Railroad Project is located, all water belongs to the public and is subject to appropriation for beneficial uses, such as mining. The Nevada State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State. Water rights may be acquired by making an application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party. New water rights are issued by the State Engineer based on prior appropriation (also known as “first in time, first in right”), which prioritizes parties with senior water rights in the event of overallocation, and water availability within an applicable hydrographic basin. The acquisition of water rights in Nevada is a systemic issue in mining and if water rights cannot be obtained on economically viable terms by the Company, the development of the South Railroad Project will be delayed or may no longer be economically feasible.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises, including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

FINANCING RISKS

The Company’s mining, process, exploration, and development activities may require additional financing. Historically, the Company has been financed through the issuance of Common Shares, debt, and other equity securities. Although the Company has been successful in the past in obtaining financing, there can be no assurance that additional funding, if required, will be available to it in the future to fulfill the Company’s existing obligations or further exploration and development and, if obtained, on terms favourable to the Company. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. If the Company raises additional financing through the issuance of Common Shares or securities convertible into Common Shares, this may result in dilution to the equity ownership of the Company’s existing shareholders. Failure to obtain required financing could result in delay or indefinite postponement of its anticipated activities in the coming years and could cause the Company to forfeit its interests in some or all of the Company’s properties or to reduce or terminate the Company’s operations. Failure to obtain required financing would have a material adverse effect on the Company’s business, financial condition, and results of operations.

PRODUCTION ESTIMATES

The Company has mineral reserve estimations for certain of its projects as set forth in this AIF and has published production and cost guidance for 2025. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition. The realization of estimates is dependent on, among other things, the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding grades and recovery rates, ground conditions (including hydrology), the physical characteristics of deposits, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, haulage, and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides, and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts, and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities, in addition to adversely affecting mineral production.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

COST ESTIMATES

Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting, and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company’s anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company’s anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve and mineral resource estimates. Many of these factors may be beyond the Company’s control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

METAL PRICES

The Company’s long-term viability depends, in large part, upon the market price of gold and silver. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices have fluctuated widely, particularly in recent years. The marketability of metals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, global consumption patterns, supply of, and demand for, metals, speculative activities, allowable production, and importing and exporting of minerals, the effect of which cannot accurately be predicted. There can be no assurance that the price of any commodities will be such that any of the properties in which the Company has an interest may be mined at a profit.

Declining metal prices can also impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations.

THE CERRO QUEMA PROJECT

As discussed above under “Mineral Projects – Other Mineral Projects – Cerro Quema Project”, the Company has filed an arbitration claim against the Government of Panama under the FTA. The outcome of the arbitration process is uncertain. There is no certainty as to the quantum or timing of any award on damages and/or compensatory interest, recovery of all, or any, legal costs, or the Company’s ability to enforce any award against Panama. If the arbitration process is unsuccessful, the Company may lose its ability to monetize or put the Cerro Quema Project into production.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, including Musselwhite, the Company has assumed certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

GLOBAL FINANCIAL CONDITIONS

Global financial and political instability, including ongoing hostilities in Ukraine, sanctions on Russia and Belarus, trade tariffs, credit risk, and high market volatility, continue to drive uncertainty and commodity price fluctuations. These external factors may impact demand for metals like gold and silver, credit availability, investor confidence, inflation, energy costs, tax rates, employment, interest rates, and overall financial market liquidity, all of which could adversely affect the Company’s operations and business conditions. These factors may also impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the price of the Common Shares could be adversely affected.

In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact the Company’s ability to import materials needed to conduct its operations, construct its projects, or to export its products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined. The Company is reviewing its exposure to the potential tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs. Labour, contractors, and energy are locally sourced and are not expected to be directly affected by the tariffs, if implemented. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

UNINSURED RISKS

Exploration, development, and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, landslides, earthquakes, and other environmental occurrences, risks relating to the storage and shipment of precious metal concentrates or doré bars, and political and social instability. Such occurrences could result in damage to mineral properties, damage to underground development, damage to production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in the ability to undertake exploration, monetary losses, and possible legal liability. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance policies do not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not always available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which it may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. The Company does not currently maintain insurance against political risks, underground development risks, production facilities risks, business interruption or loss of profits, theft of doré bars, the economic value to re-create core samples, environmental risks, and other risks. Furthermore, insurance limits currently in place may not be sufficient to cover losses arising from insured events. Losses from any of the above events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

CLIMATE CHANGE

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial, and local levels. Regulation relating to emission levels (such as carbon taxes), energy efficiency, and reporting of climate-change related risks is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, and extreme temperatures. Climate-related events such as mudslides, floods, droughts, and fires can also have significant impacts, directly and indirectly, on the Company’s operations and could result in damage to facilities, disruptions in accessing its sites with labour and essential materials or in shipping products from its mines, risks to the safety and security of its personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply its development and operations (see “Risk Factors – Water Rights” above), and the temporary or permanent cessation of one or more of the Company’s operations.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition, and results of operations.

COMPETITIVE LANDSCAPE

The mineral exploration business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than the Company, in the search for and acquisition of exploration and development rights on desirable mineral properties, for capital to finance its activities, and in the recruitment and retention of qualified employees. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring exploration and development rights, financing, or recruiting and retaining employees.

CONFLICTS OF INTEREST

The Company’s Directors and Officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the Directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s Directors, a Director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the CBCA, the Directors of the Company are required to act honestly, in good faith, and in the best interests of the Company.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

SHARE PRICE FLUCTUATIONS

The Common Shares are listed and posted for trading on the TSX and the NYSE American. An investment in the Company’s securities is highly speculative. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration, development, and early-production stage companies such as the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

TAX MATTERS

The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations, and financial condition.

CURRENCY FLUCTUATIONS

The Company’s operations in Mexico and the United States make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in U.S. dollars, with the majority of transactions denominated in U.S. dollars, Canadian dollars, and Mexican pesos. As the exchange rates of the Canadian dollar and Mexican peso fluctuate against the U.S. dollar, the Company will experience foreign exchange gains or losses. As at the date of this AIF, the Company does not have any outstanding forward contracts and does not use an active hedging strategy to reduce the risk associated with currency fluctuations but may decide to do so in the future.

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses, including its recent acquisition of Musselwhite. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers, and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

NON-GOVERNMENTAL ORGANIZATION INTERVENTION

In recent years, certain communities of both indigenous people and others, as well as non-governmental organizations, have been vocal and negative with respect to mining activities. The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Community groups or non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. These communities and organizations have taken such actions as protests, road closures, work stoppages, and initiating lawsuits for damages. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local anti-mining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner and obtain and increase its social acceptance to operate, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Any actions by communities and non-governmental organizations may have a material adverse effect on the Company’s development activities, financial position, cash flow, and results of operations.

OUTSIDE CONTRACTOR RISKS

Certain aspects of the Company’s mining operations, such as drilling, blasting, development, transportation, and other day-to-day operations, are conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.

UNRELIABLE HISTORICAL DATA

The Company has compiled technical data in respect of its projects, some of which was not prepared by the Company. While the data represents a useful resource for the Company, much of it must be verified by the Company before being relied upon in formulating exploration programs.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

NO DIVIDENDS

No dividends on the Common Shares have been paid by the Company to date and the Company may not declare or pay any cash dividends in the foreseeable future. Any payments of dividends will be dependent upon the financial requirements of the Company to finance future growth, the financial condition of the Company, and other factors which the Company’s Board of Directors may consider appropriate in the circumstances. In addition, under the terms of the Credit Facility, the Company is restricted from paying a dividend on the Common Shares unless certain covenants and ratios are met. See “Dividends” below.

FOREIGN SUBSIDIARIES

The Company conducts certain of its operations through foreign subsidiaries and some of its assets are held in such entities. Any limitation on the transfer of cash or other assets between the Company and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

ACCOUNTING POLICIES AND INTERNAL CONTROLS

The Company prepares its financial reports in accordance with IFRS Accounting Standards applicable to publicly accountable enterprises. In preparing financial reports, management may need to rely upon assumptions, make estimates, or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s annual consolidated financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and annual consolidated financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

INTERNAL CONTROL OVER FINANCIAL REPORTING PURSUANT TO THE SARBANES-OXLEY ACT

The Company is required to assess its internal controls in order to satisfy the requirements of the Sarbanes–Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Its auditor is also required to attest to the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with SOX and the Company’s auditor may issue an adverse opinion on the effectiveness of its internal control over financial reporting. The Company’s failure to satisfy the requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures, and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with these requirements on an ongoing basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

ENFORCEMENT OF CIVIL LIABILITIES

A substantial portion of the assets of the Company are located outside of Canada and certain of the Directors of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the Directors of the Company residing outside of Canada.

POSSIBLE U.S. FEDERAL INCOME TAX CONSEQUENCES FOR U.S. INVESTORS

The Company may be treated as a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse U.S. federal income tax consequences for U.S. investors. Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if the Company is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether the Company is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of the Company’s income, expenses, and assets from time to time and the nature of the activities performed by its officers and employees. Prospective U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

INFORMATION AND CYBER SECURITY

The Company’s information systems, and those of its third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s third-party service providers or vendors.

The Company’s operations depend, in part, on how well the Company and its suppliers, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Orla has entered into agreements with third parties for hardware, software, telecommunications, and other services in connection with its operations. The Company also depends on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems, and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays, and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Although to date the Company has not experienced any known material losses relating to cyber attacks or other data/information security breaches, there can be no assurance that Orla will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines, and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company’s business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

SIGNIFICANT SHAREHOLDERS

The Company has significant shareholders that may be able to exert influence over the direction of the Company’s business.

To the Company’s knowledge, as of the date of this AIF, Newmont, Fairfax Financial Holdings Limited, Pierre Lassonde, and Agnico Eagle, as well as their respective affiliates (collectively, the “Significant Shareholders”), each held approximately 13.4%, 17.6%, 10.0% and 8.6%, respectively, of the Common Shares on a non-diluted basis, and approximately 13.4%, 27.5%, 12.5% and 11.4%, respectively, of the Common Shares on a partially-diluted basis. In addition, Newmont and Agnico Eagle are each a party to an investor rights agreement with the Company, which, among other things, provides each with certain pro rata rights to maintain their equity interest in the Company and rights to Board appointees. See the Company’s most recent Management Information Circular for additional information.

The Significant Shareholders, either in unison and/or individually, may have some influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including business combinations and any proposed sale of all or substantially all of the Company’s assets. Unless full participation of a number of other shareholders takes place in such shareholder meetings, the Significant Shareholders may be able to approve on their own, or effectively prevent the approval, of any such significant corporate transactions.

Further, the significant ownership of Common Shares by the Significant Shareholders may affect the market price and liquidity of the Common Shares. The effect of these rights and their influence may impact the price that investors are willing to pay for Common Shares. If any of these parties sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

GOLD INDUSTRY CONCENTRATION

Orla is concentrated in the gold mining industry, and as such, the Common Shares and Orla’s profitability will be particularly sensitive to changes in, and its performance will depend to a greater extent on, the overall condition of the gold mining industry. Orla may be susceptible to an increased risk of loss, including losses due to adverse occurrences affecting the Company more than the market as a whole, as a result of the fact that its operations are concentrated in the gold mining sector.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

SHAREHOLDER ACTIVISM

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns, or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability, and the Company’s ability to attract and retain qualified personnel.

[Remainder of page intentionally left blank.]

DESCRIPTION OF CAPITAL STRUCTURE

COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of Class A preferred shares. As of December 31, 2024, there were 321,677,653 Common Shares and no Class A preferred shares issued and outstanding and, as of the date of this AIF, there were 322,431,557 Common Shares and no Class A preferred shares issued and outstanding. The Class A preferred shares were issued in connection with the Company’s acquisition of Pershimco, and all such shares were cancelled in accordance with their terms and no additional Class A preferred shares will be issued.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of Directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of Directors may elect all Directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available for the payment of dividends and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption, or conversion rights, nor do they contain any sinking or purchase fund provisions.

CONVERTIBLE NOTES

Under the Concurrent Private Placement, which closed on February 28, 2025, the Company issued $200 million in Convertible Notes with the following terms.

●	Coupon: 4.5% per annum, payable in cash.
●	Maturity: March 1, 2030.
●	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into Common Shares.
●	Conversion Price: The initial Conversion Price for the Convertible Notes will be C$7.90 per Common Share, which will be translated to US dollars at a fixed exchange rate of C$1.40/US$1.00. Based on the Conversion Price, 35,443,026 Shares are issuable on conversion of the Convertible Notes.
●	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price.

The Convertible Notes are not listed and posted for trading on the TSX or the NYSE American.

WARRANTS

None of the Company’s outstanding share purchase warrants are listed and posted for trading on the TSX or the NYSE American and none of the Company’s outstanding share purchase warrants are governed by the terms of a warrant indenture.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

The following table summarizes information about the number of warrants outstanding as of December 31, 2024 and as of the date of this AIF:

Expiry date	Exercise price		December 31, 2024			Date of this AIF
December 18, 2026	C$	3.00		25,540,000			25,150,000
February 23, 2026	C$	7.94		315,000	(1)		283,500
February 28, 2030	C$	11.50		NIL			23,392,397
Total number of warrants				25,855,000			48,825,897

Weighted average exercise price			C$	3.06		C$	7.10

Notes:

1.	Represents 50,000,000 share purchase warrants of Contact (the “Contact Warrants”), which became exercisable for Common Shares in accordance with the terms of the plan of arrangement, resulting in 315,000 Common Shares becoming issuable. The effective exercise price of the Contact Warrants was determined by dividing the original exercise price of the Contact Warrants by the exchange ratio for the transaction (0.0063 Common Share per Contact Share).

STOCK OPTIONS, RESTRICTED SHARE UNITS, DEFERRED SHARE UNITS AND BONUS SHARES

As at March 17, 2025:

●	3,203,618 Common Shares are issuable on exercise of outstanding stock options;
●	821,040 Common Shares are issuable upon vesting of outstanding Restricted Share Units;
●	894,903 Common Shares are issuable upon vesting of outstanding Deferred Share Units (or cash may be payable in lieu thereof); and
●	34,449 Common Shares are issuable on exercise of outstanding Replacement Options.

In addition, the Company has granted an entitlement to its Chairman of the Board to receive a one-time award of 500,000 Common Shares (“Chairman Bonus Shares”) at a deemed price of C$1.39 per Chairman Bonus Share in consideration for his acting as Chairman of the Board, which Chairman Bonus Shares have certain vesting restrictions. The Chairman Bonus Shares will vest and become issuable on the date that Mr. Jeannes ceases to act as a Director of the Company, unless the Chairman Bonus Shares sooner vest upon a change of control of the Company as defined in the award agreement.

DIVIDENDS

The Company has not paid any dividends on its Common Shares since its incorporation. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition, and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors. In addition, under the terms of the Credit Facility, the Company is prohibited from declaring, paying, or setting aside for payment any dividend on the Common Shares unless certain financial covenants and ratios are met. See “Risk Factors – No Dividends”.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

The Common Shares are currently listed and posted for trading on the TSX under the symbol “OLA” and on the NYSE American under the symbol “ORLA”. The following table sets forth information relating to the trading of the Common Shares on the TSX and NYSE American for the most recently completed financial year ended December 31, 2024.

TSX	NYSE AMERICAN

Month	High (C$)	Low (C$)	Volume	Month	High ($)	Low ($)	Volume
January 2024	4.79	4.04	21,932,330	January 2024	3.58	3.02	691,663
February 2024	5.00	4.30	15,390,897	February 2024	3.70	3.19	496,567
March 2024	5.28	4.45	11,827,531	March 2024	3.91	3.28	1,904,124
April 2024	5.94	5.05	7,800,951	April 2024	4.31	3.75	591,287
May 2024	6.05	5.13	9,047,318	May 2024	4.50	3.76	694,144
June 2024	5.82	5.22	5,563,777	June 2024	4.26	3.80	817,996
July 2024	5.76	5.02	6,178,592	July 2024	4.20	3.62	446,114
August 2024	5.98	4.60	7,107,636	August 2024	4.41	3.25	584,346
September 2024	5.94	5.24	4,361,357	September 2024	4.38	3.88	816,943
October 2024	7.16	5.40	7,648,273	October 2024	5.15	3.98	988,526
November 2024	6.94	5.36	7,070,176	November 2024	4.94	3.82	1,028,030
December 2024	8.18	6.65	9,918,296	December 2024	5.79	4.73	1,130,914

The price of the Common Shares as quoted by the TSX and NYSE American on December 31, 2024 was C$7.96 and $5.54, respectively, and on March 17, 2025 was C$13.18 and $9.24, respectively.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

PRIOR SALES

Except as disclosed below with respect to the Company’s equity compensation arrangements, the Company did not issue any securities in its most recent financial year that are of a class that is not listed or quoted for trading on a marketplace. During 2024, the Company issued the following securities under its equity compensation arrangements:

			Issue Price /
Type of Security	Number of Securities	Date Issued	Exercise Price
Stock options	647,838	March 30, 2024	C$	5.13
Performance share units(1)(2)	324,139	March 30, 2024	C$	5.13
Restricted share units(1)	409,014	March 30, 2024	C$	5.13
Deferred share units(1)	192,976	March 30, 2024	C$	5.13

Notes:

(1)	Represents the deemed value of the performance share units, restricted share units or deferred share units on the date of award by the Company, although no money has been, or will be, paid to the Company in connection with the settlement of such rights.
(2)	The Company’s performance share units are settled in cash.

For detailed information about the Company’s equity compensation arrangements, specifically, the Company’s stock option plan, performance share unit plan, restricted share unit plan and deferred share unit plan, including the compensation principles that govern the grants made, please refer to the Management Information Circular of the Company dated May 14, 2024 prepared for its most recent annual meeting of shareholders held on June 20, 2024 and filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2025 annual meeting of shareholders currently scheduled to be held in June 2025, which will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name, province or state, and country of residence of each current Director and executive officer of the Company, their respective positions held with the Company and their respective principal occupations during the preceding five years.

Name, Province and Country of Residence, and Position	Director/Executive Officer Since	Principal Occupation for the Past Five Years
Jason D. Simpson [3] President, Chief Executive Officer and Director Ontario, Canada	November 2018	Director, President and Chief Executive of the Company since November 2018; Chief Operating Officer of Torex Gold Resources Inc. (mining company) from January 2013 to November 2018.
Charles A. Jeannes [1,2,4] Director (Non-Executive Chairman of the Board of Directors) Nevada, USA	June 2017

Non-Executive Chairman of the Board of Directors; Director of Tahoe Resources Inc. from January 2017 to February 2019; Director of Pan American Silver Corp. since February 2019 and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) since November 2016 (mining companies); former President and Chief Executive Officer of Goldcorp (mining company) from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008; serves as a Trustee of the Wolf Pack Athletic Association of the University of Nevada (a non-profit Board).

Tim Haldane [3,5] Director Arizona, USA	June 2017

Mining professional with international project development experience; previously Senior Vice-President of Operations - USA and Latin America at Agnico Eagle (mining company) from 2014 until February 2017.

Jean Robitaille [2,5] Director Ontario, Canada	December 2016

Executive Vice-President, Chief Strategy & Technology Officer at Agnico Eagle (mining company) since 2022; Over 35 years at Agnico Eagle, including as Senior Vice-President, Corporate Development, Business Strategy & Technical Services (2020-2022), Senior Vice-President, Business Strategy & Technical Services (2014-2019), Senior Vice-President, Technical Services and Project Development (2008 to 2013), Vice-President, Metallurgy and Marketing, General Manager, Metallurgy and Marketing and Mill Superintendent and Project Manager; prior to Agnico Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group (mining company); director of Pershimco Resources Inc. (2011 to 2016).

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Executive Officer Since	Principal Occupation for the Past Five Years
David Stephens [1,4] Director Ontario, Canada	March 2018

Partner, Agentis Capital Mining Partners (capital markets advisory) and consultant (mining and technology) from 2019-present; VP, Marketing and Director at San Cristobal Mining Inc. from 2023-present; Head of Engineering at Vrify Technologies Inc. (mining investment technology) from 2020-2022; Vice President, Corporate Development and Marketing at Goldcorp (mining company) from 2017-2019; Vice President, Treasurer of Goldcorp (2016-2017).

Elizabeth McGregor [1,2] Director British Columbia, Canada	June 2019

Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. (mining company) from August 9, 2016 until the acquisition by Pan American Silver Corp. on February 22, 2019; prior to her role as Chief Financial Officer, she served as Tahoe Resources Inc.’s VP Treasurer; Goldcorp (mining company) from 2007 to 2013, where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. She has served as a director of Kinross since November 6, 2019.

Tamara Brown [2,3,5] Director Ontario, Canada	June 2022

Partner, Oberon Capital Corporation (boutique investment bank) from 2022 to present; Director, Lithium Royalty Corp. (mining royalty company) and 29 Metals Limited (mining company) from 2023 – present. Previous experience also includes positions as a non-executive director of Lundin Gold, Eastmain Resources and Superior Gold; as well as Vice President, Investor Relations and Corporate Development (Americas) for Newcrest Mining; Vice President, Corporate Development and Investor Relations for Primero Mining; and Director of Investor Relations for IAMGOLD (all mining companies).

Ana Sofía Ríos [3,4] Director Mexico	June 2023

Partner, Chevez Ruiz Zamarripa (law firm) since 2019. Previous experience as a Founding Partner at Tuloyer (law firm) and general counsel at Alsis Funds (financial advisor). Currently an alternate independent board member of Grupo Corporativo Cever, S.A. de C.V. (a private Mexican corporate group that manages vehicle dealerships and restaurant brands) and the Vice-president Legal Committee, Banking Commission of the International Chamber of Commerce - Mexico (ICC Mexico).

Rob Krcmarov [5] Director Ontario, Canada	November 2023

Currently President, Chief Executive Officer and a Director of Hecla Mining since 2024 (mining company). Previously held various positions at Barrick Gold Corporation from 2001 to 2023, most recently as Executive Vice President Exploration and Growth, and was an independent board member of Coeur Mining (both mining companies), Osisko Gold Royalties (royalty company) and Major Drilling (mining drilling company).

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Name, Province and Country of Residence, and Position	Director/Executive Officer Since	Principal Occupation for the Past Five Years
Scott Langley [6] Director Ontario, Canada	June 2022

Vice President, Corporate Development, Newmont Corporation (mining company) since 2022. Previously was the Managing Director, Head of North American Metals & Mining, Bank of America (finance) from 2019 to 2022 and Managing Director, National Bank (finance) from 2016 to 2019.

Etienne Morin Chief Financial Officer British Columbia, Canada	April 2018

Chief Financial Officer of the Company since April 2018; previously held various financial and capital markets roles at Goldcorp (mining company) from 2006 to 2018, including Director, Investor Relations, Director, Corporate Development, and Director, Business Planning and Financial Evaluations.

Andrew Cormier Chief Operating Officer Ontario, Canada	April 2020

Chief Operating Officer of the Company since April 2020; previously was VP Development and Construction at Alamos Gold Inc. from 2013 to 2020; Project Manager at AuRico Gold Inc. 2007 to 2013; Principal Metallurgist at SNC-Lavalin from 2004 to 2007; he worked for various mining companies in operations from 1993 to 2004.

Silvana Costa Chief Sustainability Officer British Columbia, Canada	January 2025

Chief Sustainability Officer of the Company since January 2025. Previously Director, Social Performance at Tech Resources Limited from April 2022 to December 2024;  Director, Social Responsibility at Equinox Gold Corp. from December 2020 to April 2022; and Director of Corporate Social Responsibility, First Majestic Silver Corp. from June 2018 to December 2020 (all mining companies).

Sylvain Guerard Senior Vice President, Exploration Ontario, Canada	August 2020

Senior Vice President, Exploration of the Company since August 2020; Senior Vice President Exploration at McEwen Mining Inc. from 2017 to August 2020; Senior Vice President, Exploration at Kinross from 2014 to 2016 and various other roles at Kinross from 2009 to 2014 (all mining companies).

Paul Mann Vice President, Finance and Accounting British Columbia, Canada	April 2022

Vice President, Finance and Accounting of the Company since 2022 and previously the Company’s Corporate Controller from 2018 to 2022. Previously was Corporate Controller, Fortuna Silver Mines (mining company) from 2016 to 2018 and VP Finance and Reporting at Hunter Dickinson (mining management services) from 2007 to 2016.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

Andrew Bradbury Vice President, Corporate Development and Investor Relations Ontario, Canada	April 2022

Vice President, Corporate Development and Investor Relations of the Company since 2022 and previously Director, Investor Relations from 2020 to 2022. Previously held roles in corporate development and business improvement at Teranga Gold Corporation (mining company).

Brendan DePoe Corporate Counsel and Corporate Secretary British Columbia, Canada	April 2023	Corporate Counsel and Corporate Secretary of the Company since 2021. Previously was an associate at Blake, Cassels & Graydon LLP (law firm) from 2013 to 2021.
Paul Schmidt Vice President, Human Resources Texas, United States	April 2024

Vice President, Human Resources, of the Company since 2024, previously Director, Human Resources of the Company from 2021-2024. Previously was HR Manager at Torex Gold Resources Inc. from September 2017 to April 2021 (mining company).

Notes:

(1)	Member of the Audit Committee. Ms. McGregor is the Chairperson of the Audit Committee.
(2)	Member of the Human Resources and Compensation Committee. Mr. Robitaille is the Chairman of the Human Resources and Compensation Committee.
(3)	Member of the Environmental, Sustainability, Health & Safety Committee. Ms. Brown is the Chairman of the Environmental, Sustainability, Health & Safety Committee.
(4)	Member of the Corporate Governance & Nominating Committee. Mr. Stephens is the Chairman of the Corporate Governance & Nominating Committee.
(5)	Member of the Technical Committee. Mr. Haldane is the Chairman of the Technical Committee.
(6)	Mr. Langley is Newmont’s nominee to the Board in accordance with the investor rights agreement between Newmont and the Company dated November 7, 2017.

Each Director’s term of office expires at the next annual meeting of shareholders of the Company or when his/her successor is duly elected or appointed, unless his/her term ends earlier in accordance with the articles or by-laws of the Company, he/she resigns from office or he/she becomes disqualified to act as a Director of the Company.

As at March 17, 2025, and based on the disclosure available on the System for Electronic Disclosure by Insiders (“SEDI”), the Directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 7,798,218 Common Shares, representing approximately 2.4% of the total number of Common Shares outstanding before giving effect to the exercise of stock options, restricted share units, deferred share units or warrants to purchase Common Shares held by such Directors and executive officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of the Company, none of the Directors or executive officers of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

None of the Directors or executive officers of the Company or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

None of the Directors or executive officers of the Company, or, to the Company’s knowledge, any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this AIF, or has been within ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

CONFLICTS OF INTEREST

To the best of the Company’s knowledge and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of the Company’s Directors or officers. However, certain of the Directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in mineral exploration and development and therefore it is possible that a conflict may arise between their duties to the Company and their duties to such other companies. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation and the Company’s Code of Business Conduct and Ethics. In the event that such a conflict of interest arises at a meeting of the Directors, a Director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the matter in respect of which the conflict arises. Directors and executive officers are required to disclose any conflicts or potential conflicts to the Board of Directors as soon as they become aware of them. See the section of this AIF entitled “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as discussed above under “Mineral Projects - Other Mineral Projects - Cerro Quema Project” with respect to the Company's arbitration proceedings against the Government of Panama, there are no material legal proceedings or regulatory actions involving Orla or its properties as at the date of this AIF, and Orla is not aware of any such proceedings or actions currently contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as described below, no Director or executive officer of the Company, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

As discussed above under “Description of the Business – Three Year History – Developments During 2024”, on November 17, 2024, the Company entered into the Musselwhite Agreement with Newmont for the acquisition of Musselwhite. Newmont holds greater than 10% of the Common Shares of the Company and has nominated Mr. Scott Langley, Group Head, Corporate Development of Newmont, to the Board. Mr. Langley declared his interest and recused himself from any Board discussions or voting in respect of the Musselwhite Transaction. In addition, the Company completed the Concurrent Private Placement with Fairfax and Mr. Lassonde, both of whom hold greater than 10% of the Common Shares.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Canton, Massachusetts, Jersey City, New Jersey and Louisville, Kentucky.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2024 or since such time or before such time that are still in effect, other than those in the ordinary course of business, are as follows:

1.	The Second Amended Credit Agreement in respect of the Credit Facility. See “Description of the Business – Three Year History – Developments During 2024” for further details.
2.	The Convertible Notes. See “Description of the Business – Three Year History – Developments During 2024” for further details.
3.	The Musselwhite Agreement in respect of the Musselwhite Transaction. See “Description of the Business – Three Year History – Developments During 2024” for further details.
4.	The Layback Agreement. See “Mineral Projects – The Camino Rojo Project – Project Description, Location, and Access” for further details.

INTERESTS OF EXPERTS

QUALIFIED PERSONS UNDER NI 43-101

The following persons have been named as having prepared or certified a report, valuation, statement, or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations during, or relating to, the Company’s financial year ended December 31, 2024:

●	2021 Camino Rojo Report – Carl E. Defilippi, RM, SME of KCA, Matthew D. Gray, Ph.D., C.P.G. of RGI, Michael G. Hester, FAusIMM of IMC and John J. Ward, C.P.G. of John Ward, RG, Groundwater Consultant, LLC. Mr. Hester is also the Qualified Person responsible for the updated mineral resource estimate for the Camino Rojo Oxide Mine as set out in this AIF under “Summary of Mineral Reserve and Mineral Resource Estimates”.
●	Musselwhite Report - Ryan S. Wilson, P. Geo., David Frost, FAusIMM, Daniel Gagnon, P.Eng., of DRA, James Theriault, P.Eng., of SLR, and Paul Gauthier, P.Eng., Paul Palmer, P.Eng. and William Richard McBride, P.Eng., of WSP.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

●	South Railroad Report – Matthew Sletten, PE of M3, Benjamin Bermudez, PE of M3, Art S. Ibrado, PE, of Fort Lowell Consulting PLLC, Michael Lindholm, CPG, of RESPEC, Thomas Dyer, PE, of RESPEC, Jordan Anderson, QP RM-SME, of RESPEC, Gary L. Simmons, QP-MMSA of GL Simmons Consulting, LLC, Richard DeLong, QP-MMSA, RG, PGm, of EM Strategies, and Kevin Lutes, PE, of NewFields Mining Design & Technical Services.
●	Musselwhite Formal Valuation – Davidson & Company LLP prepared a formal valuation of Musselwhite in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The formal valuation was included in the management information circular of the Company dated December 9, 2024, prepared in connection with the special meeting of shareholders of the Company held on January 21, 2025 to consider the Musselwhite Transaction (the “Musselwhite Circular”).

None of the foregoing persons, or any director, officer, employee, or partner thereof, as applicable, received or has received a direct or indirect interest in the Company’s property or the property of any of the Company’s associates or affiliates. Each of the aforementioned persons are independent of the Company and held an interest in either less than 1% or none of the Company’s securities or the securities of any associate or affiliate of the Company at the time of preparation of the respective reports and after the preparation of such reports and estimates, and they did not receive any direct or indirect interest in any of the Company’s securities or the securities of any associate or affiliate of the Company in connection with the preparation of the applicable report. None of the aforementioned persons nor any director, officer, employee, or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed, or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

All scientific and technical information in this AIF has been reviewed and approved by J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company, and Sylvain Guerard, P. Geo., Senior Vice President, Exploration, of the Company, each of whom is a “Qualified Person” under NI 43-101. In addition, as set out in this AIF under “Summary of Mineral Reserve and Mineral Resource Estimates”: (i) Mr. Stephen Ling, P. Eng., Director of Technical Services at Orla, is responsible for the updated mineral reserve estimate for the Camino Rojo Oxide Mine; (ii) Jack Lawson, P. Eng., Engineering Superintendent at Musselwhite, is responsible for the updated mineral reserve estimate for the Musselwhite Mine; and (iii) Craig Green, P. Geo., Chief Production Geologist at Musselwhite, is responsible for the updated mineral resource estimate for the Musselwhite Mine, each of whom is an employee of the Company and a “Qualified Person” under NI 43-101. Each of the aforementioned persons hold less than 1% of the Company’s securities or the securities of any associate or affiliate of the Company.

AUDITORS

The Company’s independent auditors are the Canadian firm, Ernst & Young LLP, Chartered Professional Accountants, who have issued an Independent Auditor’s Report in respect to the Company’s consolidated financial statements for the year ended December 31, 2024. Ernst & Young LLP has advised the Company that they are independent with respect to the Company within the context of the CPA Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and the rules and regulations adopted by the Securities and Exchange Commission.

The United States firm of Ernst & Young LLP is the auditor of Newmont and issued an Independent Auditor’s Report in respect of Musselwhite’s financial statements for the year ended December 31, 2023, which were included in the Musselwhite Circular.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

AUDIT COMMITTEE INFORMATION

The Audit Committee has the responsibility of, among other things: overseeing financial reporting, internal controls, the audit process and the establishment of “whistleblower” and related policies; recommending the appointment of the independent auditor and reviewing the annual audit plan and auditor compensation; pre-approving audit, audit related and tax services to be provided by the independent auditor; and reviewing and recommending approval to the Board of Directors of annual and quarterly financial statements and management’s discussion and analysis.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is comprised of three Directors. The following table sets out the name of each current Audit Committee member and whether they are “independent” and “financially literate”. To be considered independent, a member of the Audit Committee must not have any direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement. To be considered financially literate, a member of the Audit Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected by the Company’s financial statements.

Name of Member	Independent	Financially Literate
Elizabeth McGregor	Yes(1)	Yes(1)
Charles A. Jeannes	Yes(1)	Yes(1)
David Stephens	Yes(1)	Yes(1)

Note:

(1)   As defined under National Instrument 52-110 Audit Committees (“NI 52-110”) and within the meaning of the applicable NYSE American listing standards and requirements.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with: an understanding of the accounting principles used by Orla to prepare its financial statements; the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Orla’s financial statements, or experience actively supervising one or more persons engaged in such activities; and an understanding of internal controls and procedures for financial reporting, is set out below.

ELIZABETH MCGREGOR

Ms. McGregor served as the Executive Vice President and Chief Financial Officer of Tahoe Resources Inc. from August 2016 until the acquisition by Pan American Silver Corp. in February 2019. Ms. McGregor is a Canadian Chartered Professional Accountant (CPA, CA) and, prior to her role as Chief Financial Officer, served as Tahoe Resources Inc.’s VP Treasurer. She directed financial planning, corporate liquidity, financial reporting and risk management. Prior to joining Tahoe Resources Inc., she worked at Goldcorp from 2007 to 2013 where she held various financial roles including Director of Project Finance and Cost Control; Administration Manager at the Peñasquito mine; and Director of Risk. Ms. McGregor has also served as a director of Kinross Gold Corporation since November 6, 2019. Ms. McGregor began her career at KPMG as Audit Manager. She holds a B.A. (Hons) from Queen’s University in Kingston.

DAVID STEPHENS

Mr. Stephens is a partner at Agentis Capital Mining Partners, which provides capital markets advisory services. Mr. Stephens is also VP, Marketing and a director of San Cristobal Mining Inc. He also provides consulting services in the mining and technology industries through his private consulting company. He was the Vice President, Corporate Development and Marketing at Goldcorp until its acquisition by Newmont, having previously served as Vice President and Treasurer. Prior to joining Goldcorp, Mr. Stephens spent ten years working in investment banking and equity research at various organizations including Macquarie Capital Markets Canada Ltd. and Orion Securities. Mr. Stephens holds a Bachelor’s degree in Electrical Engineering and Computer Science from Harvard University.

CHARLES JEANNES

Mr. Jeannes served as President and Chief Executive Officer of Goldcorp from 2009 until April 2016, and Executive Vice President, Corporate Development from 2006 until 2008. From 1999 until the acquisition of Glamis Gold Ltd. (“Glamis”) by Goldcorp, he was Executive Vice President, Administration, General Counsel and Secretary of Glamis. Prior to joining Glamis, Mr. Jeannes worked for Placer Dome Inc., most recently as Vice President of Placer Dome North America. He is also currently a Director of Pan American Silver Corp. and Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) and serves as a Trustee of the Wolf Pack Athletic Association of the University of Nevada (a non-profit Board). He holds a Bachelor of Arts degree from UNR and graduated from the University of Arizona School of Law with honours in 1983. He practiced law from 1983 until 1994 and has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.

AUDIT COMMITTEE OVERSIGHT

Since the commencement of Orla’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board of Directors.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4, Section 3.2, Section 3.4, Section 3.5 or Section 3.8 of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies and procedures that are intended to control the services provided by the Company’s auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by the Company’s auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category that has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by Orla’s auditors (i) if such services are of a type whereby the performance of which would cause the auditors to cease to be independent within the meaning of applicable rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as auditor.

EXTERNAL AUDITOR SERVICE FEES

The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows:

Financial Year Ended	Audit Fees (1)		Audit-Related Fees (2)		Tax Fees (3)		All Other Fees (4)
December 31, 2024	C$	1,660,300	C$	34,500	C$	133,700	C$	36,600
December 31, 2023	C$	1,802,000	C$	NIL	C$	90,500	C$	NIL

Notes:

(1)	Fees billed for professional services rendered by the Company’s external auditor for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.
(2)	Fees billed by the Company’s external auditor for assurance-related services that are not included in “audit fees”.
(3)	Fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)	Fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.orlamining.com.

Additional information, including Directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Management Information Circular of the Company dated May 14, 2024 prepared for its most recent annual meeting of shareholders held on June 20, 2024 and filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. This information will also be contained in the Management Information Circular of the Company to be prepared in connection with the Company’s 2025 annual meeting of shareholders, currently scheduled to be held in June 2025 which will be available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management discussion and analysis for the financial year ended December 31, 2024, which are filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

SCHEDULE “A”

ORLA MINING LTD.

CHARTER OF THE AUDIT COMMITTEE

INTRODUCTION

The primary responsibility of the Audit Committee (the “Committee”) is to oversee Orla Mining Ltd.’s (the, “Company” or “Orla”) financial reporting process on behalf of the Company’s Board of Directors (the “Board”) in order to assist the directors of the Company in meeting their responsibilities with respect to financial reporting by the Company.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s annual financial statements.

1.RESPONSIBILITIES AND AUTHORITY

The role, responsibility, authority and power of the Committee includes, but is not be limited to the following:

(a)	the Committee shall be directly responsible for the appointment and termination (subject to Board and shareholder ratification), compensation and oversight of the work of the independent auditors, including resolution of disagreements between management and the independent auditors regarding financial reporting;
(b)	the Committee shall ensure that at all times there are direct communication channels between the Committee and the internal auditors, if applicable, and the external auditors of the Company to discuss and review specific issues, as appropriate;
(c)	the Committee shall discuss with the independent auditors (and internal auditors, if applicable) the overall scope and plans for their audits, including the adequacy of staff. The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company’s policies and procedures to assess, monitor, and manage business risk and legal risk;
(d)	the Committee shall, at least annually, obtain and review a report by the independent auditors:
(i)	describing their internal quality control procedures;
(ii)	reviewing any material issues raised by the most recent internal quality control review, or peer review, or any inquiry or investigation by a government or professional institute or society, within the preceding five years, respecting any independent audit carried out by the independent auditors, and any steps taken to deal with any such issues; and
(iii)	outlining all relationships between the independent auditor and the Company in order to assess the auditor’s independence;
(e)	the Committee shall review and assess the performance of the independent auditors annually and share the results with the Board.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

(f)	the Committee shall meet separately, on a regular basis, with management and the independent auditors to discuss any issues or concerns, current or forthcoming, warranting Committee attention. As part of this process, the Committee shall provide sufficient opportunity for the independent auditors to meet privately with the Committee;
(g)	the Committee shall receive regular reports from the independent auditors on critical policies and practices of the Company, including all alternative treatment of financial information within generally accepted accounting principles which have been discussed with management. Where alternative treatment exists, the independent auditors shall be invited to express their opinion as to whether the Company is using best practices;
(h)	the Committee shall review management’s assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditors’ report on management’s assertion;
(i)	the Committee shall review and discuss earnings press releases (including the non-GAAP measures presented in such releases), as well as information and earnings guidance provided to analysts and rating agencies;
(j)	the Committee shall review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of operations with management and the annual audited statements with the independent auditors, prior to recommending them to the Board for approval, release or inclusion in any reports to shareholders and/or securities commissions;
(k)	the Committee shall receive reports, if any, from corporate legal representatives of evidence of material violation of securities laws or breaches of fiduciary duty;
(l)	the Committee shall review and ensure that procedures are in place for the receipt, retention and treatment of complaints received by the Company regarding accounting and auditing matters, as well as the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
(m)	the Committee shall meet as often as it deems appropriate to discharge its responsibilities and, in any event, at least four (4) times per year. Additional meetings may be held as deemed necessary by the Chair of the Audit Committee (the “Chair”) or as requested by any Committee member or the external auditors or management;
(n)	the Committee shall review all issues related to a change of auditor, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition;
(o)	the Committee shall pre-approve all non-audit services to be provided to the Company by the external auditors;
(p)	the Committee shall assess policies and procedures for cash management and review investment strategies for the Company’s cash balances on an annual basis;
(q)	the Committee shall review the Company’s overall tax plan and any material tax planning initiatives on an annual basis;
(r)	the Committee shall review the Company’s insurance policies on an annual basis and consider the extent of any uninsured exposure and the adequacy of coverage;
(s)	the Committee shall review the Company’s cybersecurity, privacy and data risk exposures and measures taken to protect the confidentiality, integrity and availability of information systems and Company (including employee) data;

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

(t)	the Committee shall review and approve the Company’s policy with regard to the hiring of current and former partners or employees of the present and former external auditors;
(u)	the Committee shall review the expenses of the Chief Executive Officer and the Chairman of the Board on a quarterly basis;
(v)	the Committee shall report on all the foregoing matters to the directors of the Company at the next Board meeting following;
(w)	subject to the provisions of Part 3 of National Instrument 52-110, at all times, the membership of the Committee shall be such that:
(i)	it shall be comprised of no fewer than three members;
(ii)	each of the members thereof shall be “unrelated directors” or “independent” directors of the Company, as may be defined by the Toronto Stock Exchange, the British Columbia Securities Commission or any other regulator to which the Company reports or may report in the future;
(iii)	each member of the Committee shall be financially literate in terms of the ability to read and understand a set of financial statements;
(iv)	no member of the Committee shall have a material business relationship with the Company;
(x)	no business shall be transacted by the Committee except at a meeting of the members thereof at which;
(v)	a majority of the members thereof are present;
(vi)	by a resolution in writing signed by all of the members of the Committee;
(y)	the minutes of all meetings of the Audit Committee shall be provided to the Board.

2.WHISTLEBLOWER POLICY

With regard to the Company’s Whistleblower Policy (the “Whistleblower Policy”), the Committee shall:

(a)	review periodically and recommend to the Board any amendments to the Whistleblower Policy and monitor the procedures established by management to ensure compliance;
(b)	review actions taken by management to ensure compliance with the Whistleblower Policy and its response to any violations; and
(c)	review all reports received pursuant to the Whistleblower Policy and investigate each complaint and take appropriate action within the guidelines set forth in the Whistleblower Policy.

ORLA MINING LTD.
Annual Information Form
Year ended December 31, 2024	United States dollars unless otherwise stated

3.RESPONSIBILITIES OF THE COMMITTEE CHAIR

The fundamental responsibility of the Chair is to be responsible for the management and effective performance of the Committee and to provide leadership to the Committee in fulfilling its Charter and any other matters delegated to it by the Board. To that end, the Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board to establish the frequency of Committee meetings and the agendas for such meetings;
(b)	providing leadership to the Committee and presiding over Committee meetings;
(c)	facilitating the flow of information to and from the Committee and fostering and environment in which Committee members may ask questions and express their viewpoints;
(d)	reporting to the Board with respect to significant activities of the Committee and any recommendations of the Committee;
(e)	addressing, or causing to be addressed, all concerns communicated to the Chair under the Whistleblower Policy;
(f)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and
(g)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

4.ADOPTION

ADOPTED AND APPROVED by the Board on December 6, 2016.

AMENDED AND APPROVED by the Committee and the Board on August 5, 2021.

FURTHER AMENDED AND APPROVED by the Committee and the Board on August 8, 2022.

FURTHER AMENDED AND APPROVED by the Committee and the Board on August 3, 2023.